Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and among

LUMARA HEALTH INC.,

AMAG PHARMACEUTICALS, INC.,

SNOWBIRD, INC.,

And

LUNAR REPRESENTATIVE, LLC, AS THE STOCKHOLDERS’ REPRESENTATIVE

Dated as of September 28, 2014

The Agreement and Plan of Merger (the “Agreement”) contains representations, warranties and covenants that were made only for purposes of the Agreement and as of specific dates; were solely for the benefit of the parties to the Agreement; may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of AMAG Pharmaceuticals, Inc. (“AMAG”) or Lumara Health Inc. (“Lumara”), or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Agreement, which subsequent information may or may not be fully reflected in public disclosures by AMAG or Lumara.

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APPENDICES, EXHIBITS AND SCHEDULES

APPENDICES
Appendix A	—	Definitions

EXHIBITS
Exhibit A	—	Amended Certificate of Incorporation of Surviving Corporation
Exhibit B	—	Escrow Agreement
Exhibit C	—	Letter of Transmittal
Exhibit D	—	Option Cancellation Agreement
Exhibit E	—	RSU Cancellation Agreement
Exhibit F	—	Registration Rights/Lock-Up Agreement
Exhibit G	—	Women’s Health APA
Exhibit H	—	Company Operating Plan

SCHEDULES
Schedule 3.4(a)	—	Company Regulatory Approvals
Schedule 3.4(b)	—	Company Non—Governmental Consents
Schedule 3.6(a)	—	Title to Assets
Schedule 3.6(b)	—	Capitalization; Ownership of Equity Interests
Schedule 3.6(c)	—	Agreements with Respect to Equity Interests
Schedule 3.7(c)	—	Communications to Auditors
Schedule 3.8	—	Litigation and Claims
Schedule 3.9	—	Compliance with Laws; Regulatory Matters
Schedule 3.10(a)	—	Company Intellectual Property Rights
Schedule 3.10(b)	—	Ownership of Company Intellectual Property Rights
Schedule 3.10(c)	—	Intellectual Property Infringement
Schedule 3.11(a)	—	Benefit Plans
Schedule 3.11(e)	—	Insurance Benefits
Schedule 3.11(i)	—	280G
Schedule 3.13	—	Material Contracts
Schedule 3.13(b)	—	No Violation
Schedule 3.14(a)	—	Leased Real Property
Schedule 3.14(d)	—	Condemnation Proceedings
Schedule 3.15	—	Taxes
Schedule 3.15(k)	—	Jurisdictions of Filings
Schedule 3.15(l)	—	Net Operating Loss Carryforwards
Schedule 3.16	—	Insurance Policies
Schedule 3.17	—	Finders’ Fees
Schedule 3.18	—	Environmental Compliance
Schedule 3.19	—	Absence of Certain Changes or Events
Schedule 3.21	—	Material Governmental Authorizations
Schedule 3.21(b)	—	Reports to be Filed

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Schedule 3.22	—	Related Party Transactions
Schedule 3.23(a)	—	Top Ten Customers
Schedule 3.23(b)	—	Top Ten Suppliers
Schedule 3.24(c)	—	Regulatory Authorizations
Schedule 3.24(d)	—	Product Warnings
Schedule 3.25(b)	—	FCPA and Anti-Corruption
Schedule 4.6(a)	—	Buyer Regulatory Approvals
Schedule 4.6(b)	—	Buyer Non-Governmental Consents
Schedule 5.3	—	Interim Operation Covenants of the Company
Schedule 5.5	—	Indemnity Agreements and Resolutions
Schedule 6.1(b)	—	Severance
Schedule 8.2(f)		Affiliate Contracts to be Terminated at Closing
Schedule A	—	Indebtedness
Schedule B	—	Closing Debt to be Discharged
Schedule C	—	Closing Date Cash Estimated as of August 31, 2014
Schedule D	—	Bonuses

AGREEMENT AND PLAN OF MERGER, dated as of September 28, 2014 (as it may be amended or supplemented from time to time in accordance with the terms hereof, this “Agreement”), by and among Lumara Health Inc., a company organized under the Laws of the State of Delaware (the “Company”), Lunar Representative, LLC, a limited liability company organized under the Laws of the State of Delaware, in its capacity as representative for the Stockholders, holders of Company Stock Options and holders of Company RSUs (the “Stockholders’ Representative”), AMAG Pharmaceuticals, Inc., a corporation organized under the Laws of Delaware (“Buyer”), and Snowbird, Inc., a company organized under the Laws of the State of Delaware (“Merger Sub”).

W I T N E S S E T H:

WHEREAS, immediately prior to execution of this Agreement, the Company entered into an agreement (including all exhibits thereto, the “Women’s Health APA”) for the sale of all of the assets, and the assumption of all of the liabilities, primarily related to the Women’s Health Division, pursuant to the terms of that certain Asset Purchase Agreement, dated as of the date hereof, between the Company and Elan Pharma International Ltd. (the “Women’s Health Buyer”);

WHEREAS, Buyer desires to acquire 100% of the issued and outstanding shares of capital stock and other equity interests of the Company (the “Company Stock”) in a merger transaction (the “Merger”) on the terms, and subject to the conditions, set forth in this Agreement;

WHEREAS, the respective boards of directors of the Company, Buyer and Merger Sub have authorized, adopted and approved this Agreement and the Ancillary Agreements, and have determined that this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby (including the Merger) are advisable and in the best interests of their respective corporations and their equityholders;

WHEREAS, each of the holders of the Common Stock (collectively, the “Stockholders”), the holders of the Company Stock Options and the holders of Company RSUs have appointed or will appoint the Stockholders’ Representative to act as representative of such Persons in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement and the Ancillary Agreements;

WHEREAS, the board of directors of the Company has resolved to recommend to its holders of Common Stock adoption of this Agreement; and

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and undertakings contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE I

DEFINITIONS; INTERPRETATION

Section 1.1.                                       Definitions Generally.  Defined terms in this Agreement and in the Appendices and Schedules to this Agreement, which may be identified by the capitalization of the first letter of each principal word thereof, have the meanings assigned to them in Appendix A to this Agreement.  Other terms may be defined elsewhere in the text of this Agreement and, unless otherwise indicated, shall have such meaning throughout this Agreement and the Appendices and Schedules hereto.

Section 1.2.                                       Interpretation Generally.  Unless the express context otherwise requires:

(a)                                 the words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b)                                 the terms defined in the singular have a comparable meaning when used in the plural, and vice versa;

(c)                                  references herein to a specific Article, Section, Subsection or Schedule shall refer, respectively, to Articles, Sections, Subsections or Schedules of this Agreement;

(d)                                 wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation;”

(e)                                  references herein to any gender includes each other gender;

(f)                                   the word “or” shall be inclusive and not exclusive (for example, the phrase “A or B” means “A or B or both,” not “either A or B but not both”), unless used in conjunction with “either” or the like;

(g)                                  each reference to “days” shall be to calendar days;

(h)                                 each reference to any Contract shall be to such Contract as amended, supplemented, waived or otherwise modified from time to time;

(i)                                     each reference to a Law, statute, regulation or other government rule is to it as amended from time to time and, as applicable, is to corresponding provisions of successor Laws, statutes, regulations or other government rules;

(j)                                    accounting terms which are not otherwise defined in this Agreement, or any Appendix or Schedule hereto, shall have the meanings given to them under GAAP;

(k)                                 any payments or release of funds from the Adjustment Escrow Account, Indemnity Escrow Account or Appraisal Shares Escrow Account, if any, to Buyer, or any amounts set off pursuant to Section 2.10(c) or Section 2.10(d), shall be deemed to be a payment made by the Stockholders’ Representative and/or one or more of the Stockholders, and shall be deemed to satisfy the corresponding obligation of such Persons;

(l)                                     all references herein to the Company, Merger Sub or the Surviving Corporation shall mean, with respect to any time at or after the Effective Time, the Surviving Corporation;

(m)                             notwithstanding the fact that for certain purposes pursuant to certain provisions herein, materiality, “Material Adverse Effect,” “materially adverse effect” or similar qualifiers contained in this Agreement are disregarded or not given effect, in no event shall (i) “Material Contract” be read to mean “Contract” or (ii) any such materiality, “Material Adverse Effect,” “materially adverse effect” or similar qualifier be read out of Section 3.13(a), or clause (a) of Section 3.19; and

(n)                                 references from or through any date mean, unless otherwise specified, from and including or through and including, respectively.

ARTICLE II

THE MERGER; CLOSING; EFFECT ON THE SECURITIES OF THE COMPANY; POST-CLOSING ADJUSTMENTS

Section 2.1.                                       The Merger.  On the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, Merger Sub shall be merged with and into the Company at the Effective Time.  At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”).

Section 2.2.                                       Closing.  The closing (the “Closing”) of the Merger shall take place at the offices of Dechert LLP, 1095 Avenue of the Americas, New York, New York 10036 at 10:00 a.m. New York City time, on the later of (x) third Business Day following the date on which each of the conditions set forth in Article VIII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) is satisfied or waived in writing by the appropriate party, or (y) the earlier of (I) the thirty-fourth (34th) day after the date hereof (or such earlier day prior to such thirty-fourth day, as determined by the Company in its sole discretion) or (II) the date on which the Company and Buyer have received a sufficient number of completed and executed Investor Questionnaires such that both Buyer and Company can conclusively determine that there will be 35 or less, or more than 35, Fully Diluted Common Holders who are Non-Accredited Investors at the time the Stockholder Approval is solicited pursuant to Section 5.8, or (z) at such other place, time and date as shall be agreed between Buyer and the Stockholders’ Representative.  Notwithstanding the immediately preceding sentence, if the Marketing Period has not ended prior to the time of the satisfaction or waiver of all of the conditions set forth in Article VIII (other than those conditions that by their nature are to be fulfilled at Closing, but subject to the satisfaction or waiver of such conditions) then the Closing shall occur instead on the Business Day following the final day of the Marketing Period, or at such other place, date and time following the last day of the Marketing Period as the Company and Buyer shall agree.  The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

Section 2.3.                                       Effective Time.  On the Closing Date, the parties hereto shall file with the Secretary of State of the State of Delaware, a certificate of merger (the “Certificate of Merger”) executed in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL in connection with the Merger (including, if applicable, the filing of the amended certificate of incorporation of the Surviving Corporation).  The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such other time as Buyer and the Stockholders’ Representative shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being referred to herein as the “Effective Time”).

Section 2.4.                                       Effects.  The Merger shall have the effects set forth in this Agreement, the Certificate of Merger, and Section 259 of the DGCL.  Without limiting the generality of the foregoing, and subject thereto, upon the consummation of the Merger, all the property (including, but not limited to, Intellectual Property Rights and licenses to Intellectual Property Rights), rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of those companies shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

Section 2.5.                                       Certificate of Incorporation and Bylaws.  The certificate of incorporation of the Surviving Corporation shall be amended at the Effective Time to read in the form of Exhibit A hereto (the “Amended Certificate of Incorporation”) and, as so amended, such certificate of incorporation shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.  The bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation at the Effective Time, until thereafter changed or amended as provided therein and in the certificate of incorporation or by applicable Law.

Section 2.6.                                       Directors.  The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation until the earlier of their death, disability, resignation or removal, or until their respective successors are duly elected and qualified, as the case may be.

Section 2.7.                                       Officers.  The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation until the earlier of their death, disability, resignation or removal, or until their respective successors are duly elected or appointed and qualified, as the case may be.

Section 2.8.                                       Merger Consideration.

(a)                                 Working Capital Adjustment, Net Funded Indebtedness, Transaction Related Expenses and Excess Load-In Charge.  On or prior to the third Business Day prior to the Closing Date, the Company shall prepare and deliver to Buyer a statement (the “Company Closing Statement”) setting forth the Company’s good faith estimate, which shall be prepared and calculated in the manner and on a basis consistent with the applicable definitions thereof, of the Net Working Capital (the “Estimated Net Working Capital”), the Net Funded Indebtedness (the “Estimated Net Funded Indebtedness”), the aggregate Transaction Related Expenses to the extent not paid by the Company or any of its Affiliates prior to the Closing (except for any such Transaction Related Expenses reimbursable by Buyer pursuant to this Agreement (including Section 5.2, Section 7.2 and Section 12.7)) (the “Estimated Transaction Related Expenses”), the Excess Load-In Charge (the “Estimated Excess Load-In Charge”), and the components thereof.  If the Estimated Net Working Capital is greater than the Target Net Working Capital, such excess amount shall be the “Estimated Net Working Capital Excess Amount.”  If the Estimated Net Working Capital is less than the Target Net Working Capital, the difference shall be the “Estimated Net Working Capital Deficiency Amount.”  During the period from and including the date hereof, and prior to the Closing, the Company shall, and shall cause each of its Subsidiaries to, provide to Buyer and its Representatives reasonable access to the Books and Records of the Company and its Subsidiaries and to any other information of the Company and its Subsidiaries (to the extent permitted by applicable Law), including work papers of their respective accountants (to the extent permitted by such accountants), and to any of the Company’s or its Subsidiaries’ premises during regular business hours and on reasonable advance notice, to the extent necessary for Buyer to verify the amounts set forth in the Company Closing Statement, in each case to the extent provided in Section 5.1.

(b)                                 Base Enterprise Value; Adjustments to Base Enterprise Value.  The aggregate amount payable by Buyer at the Closing for the benefit of the holders of shares of Common Stock outstanding immediately prior to the Closing (other than shares of Common Stock to be cancelled pursuant to Section 2.12(b)), the holders of Company Stock Options outstanding immediately prior to the Closing and the holders of Company RSUs outstanding immediately prior to the Closing (such holders of shares of Common Stock, Company Stock Options and Company RSUs, collectively, the “Fully Diluted Common Holders”) shall be (i) the issuance of 3,209,971 shares of Buyer Common Stock (the “Buyer Merger Shares”), and (ii) an amount (the “Aggregate Common Equity Cash Amount”) in Dollars equal to (i) Six Hundred Million Dollars ($600,000,000), plus (ii) the Estimated Net Working Capital Excess Amount, if any, minus (iii) the Estimated Net Working Capital Deficiency Amount, if any, minus (iv) the Estimated Net Funded Indebtedness (for the avoidance of doubt, if Estimated Net Funded Indebtedness is a negative number, the Aggregate Common Equity Cash Amount will increase), minus (v) the Estimated Transaction Related Expenses, minus (vi) an amount equal to the Escrow Amount, minus (vii) Two Million Five Hundred Thousand Dollars ($2,500,000) (subject to Section 2.15, the “Reserve Amount”), to be paid to the Stockholders’ Representative to satisfy certain costs and expenses, minus (xi) the Estimated Excess Load-In Charge.  The Aggregate Common Equity Cash Amount and the Buyer Merger Shares are also referred to herein, collectively, as the “Merger Consideration.”

(c)                                  Payments at Closing.  At the Closing, Buyer shall, in satisfaction of its obligations under Section 2.8(b), (i) deposit, or cause to be deposited, with Wilmington Trust, N.A (the “Paying Agent”), an amount for distribution to the Fully Diluted Common Holders in accordance with Section 2.12(c), Section 2.12(d) and Section 2.12(e) equal to the Aggregate Common Equity Cash Amount (less the Closing Date Compensatory Payment (including, for the avoidance of doubt, the payment of the Merger Consideration otherwise payable to the holders of Company Stock Options and the holders of Company RSUs in accordance with Section 2.12(d) and Section 2.12(e), respectively)); provided, that the Closing Date Compensatory Payment (including, for the avoidance of doubt, the payment of the Merger Consideration otherwise payable to the holders of Company Stock Options and the holders of Company RSUs in accordance with Section 2.12(d) and Section 2.12(e), respectively) and a portion of the Estimated Transaction Expenses specified by the Stockholders Representative in writing as a Compensatory Payment shall be paid to an account of the Company or its Subsidiaries pursuant to clause (vi) below; (ii) pay, by wire transfer in immediately available funds, to the Escrow Agent, a cash amount equal to the Escrow Amount; (iii) pay, by wire transfer in immediately available funds, to the Persons and in the respective amounts specified in writing by the Stockholders’ Representative to Buyer prior to the Closing the Estimated Transaction Related Expenses to the applicable Person (other than Company Payroll Taxes, Closing Date Compensatory Payments, and Compensatory Payments that are Estimated Transaction Related Expenses which shall be paid pursuant to clause (vi) below); (iv) pay, by wire transfer in immediately available funds, an amount equal to the Closing Debt to be Discharged, to the holders of such Closing Debt to be Discharged, as applicable; (v) pay, by wire transfer in immediately available funds, to an account specified in writing by the Stockholders’ Representative to Buyer not less than two (2) Business Days prior to the Closing a cash amount equal to the Reserve Amount; (vi) issue the Buyer Merger Shares to each of the Fully Diluted Common Holders that has delivered a signed counterpart signature to the Registration Rights/Lock-Up Agreement, and (vii) pay, by wire transfer in immediately available funds, to an account of the Company or one of its Subsidiaries specified in writing by the Stockholders’ Representative to Buyer not less than two (2) Business Days prior to the Closing an amount, in cash, equal to the Closing Date Compensatory Payment and any Transaction Related Expenses constituting Compensatory Payments (including (y) Company Payroll Taxes, and, for the avoidance of doubt, (z) payments of the Merger Consideration otherwise payable to the holders of Company Stock Options and the holders of Company RSUs in accordance with Section 2.12(d) and Section 2.12(e), respectively), in each case the amounts of which shall be notified in writing to Buyer from the Stockholder’s Representative on or prior to the second Business Day prior to the Closing Date; it being understood that Buyer shall use commercially reasonable efforts to cause such amounts to be paid on the Closing Date through the payroll system of the Company (or its applicable Subsidiary) or as soon as practicable thereafter, as set forth in Section 2.8(d)(ii), but in no event later than the next regularly scheduled payroll date.  Notwithstanding the foregoing, to the extent permitted by applicable Law, to the extent prudent and commercially reasonable (as determined by the Company), and to the extent that the following does not change the economic result of the transactions contemplated hereby for the Fully Diluted Common Holders, result in adverse Tax consequences, or result in material costs, expenses or liabilities to the Company or its Subsidiaries, the officers, directors or similar functionaries of Company or any of its Subsidiaries, the Buyer or any of the Fully Diluted Common Holders: a portion of the Aggregate Common Equity Cash Amount at Closing shall be paid by the Company instead of Buyer using the Company’s free cash on hand pursuant to this Section 2.8(c) (after taking such cash into account for purposes of the calculation of Closing Date Cash).

(d)                                 Distributions of Closing Payments.

(i)                                     Subject to Section 2.8(d)(ii), (A) the Paying Agent shall distribute the Aggregate Common Equity Cash Amount to each holder of shares of Company Stock (other than Treasury Stock) who has surrendered to the Paying Agent, his or its certificates (if certificated) representing the number of shares of

Company Stock (other than Treasury Stock) held by such holder, together with a duly executed and completed letter of transmittal or similar documentation, in form and substance reasonably acceptable to the Buyer substantially in the form of Exhibit C hereto (the “Letter of Transmittal”) and an Investor Questionnaire and (B) the Buyer shall issue the applicable number of Buyer Merger Shares to each holder of shares of Company Stock (other than Treasury Stock) who has surrendered to the Paying Agent, his or its certificates (if certificated) representing the number of shares of Company Stock (other than Treasury Stock) held by such holder, together with a duly executed and completed Letter of Transmittal, an Investor Questionnaire and an executed counterpart signature page to the Registration Rights/Lock-Up Agreement.  Surrendered certificates shall forthwith be cancelled.  Until so surrendered and exchanged, each such certificate shall represent solely the right to receive the portion of the Merger Consideration into which the shares it theretofore represented shall have been converted pursuant to Section 2.12 and the rights to receive any payments distributable to the applicable Stockholder after the Closing Date, if any, pursuant to this Agreement (including Contingent Payments and payments pursuant to Section 2.14, Section 2.15, Section 7.4 and Article XI) or the Escrow Agreement and, other than the foregoing, each such Stockholder shall cease to have any rights with respect to any Company Stock held by such Stockholder.  Notwithstanding the foregoing, if any such certificate shall have been lost, stolen or destroyed, then, upon the delivery of an affidavit of such fact by the Person claiming such certificate to be lost, stolen or destroyed to the Paying Agent, the Paying Agent shall deliver, in exchange for such lost, stolen or destroyed certificate, the portion of the Merger Consideration to be paid in respect of the shares of Company Stock represented by such certificate, as contemplated by Section 2.12 and the rights to receive any payments distributable to such Stockholders after the Closing Date, if any, pursuant to this Agreement (including Section 2.14, Section 2.15, Section 7.4 and Article XI) or the Escrow Agreement; provided, however, that the Paying Agent shall notify Buyer before making any such payment, and Buyer may, in its sole discretion, require the owner of such lost, stolen or destroyed certificate(s) to deliver a customary agreement of indemnification in form reasonably satisfactory to Buyer, as indemnity against any claim that may be made against Buyer, Merger Sub, the Surviving Corporation or the Paying Agent with respect to the certificate(s) alleged to have been lost, stolen or destroyed.

(ii)                                  Notwithstanding anything in Section 2.8(d) to the contrary, on the Closing Date, to the extent commercially reasonable, and otherwise as soon as practicable after the Closing Date (but in no event later than the next regularly scheduled payroll date), Buyer shall (A) cause to be paid by the Company or a Subsidiary of the Company, as the case may be, the Closing Date Compensatory Payment, including, for the avoidance of doubt, the payment of the Merger Consideration otherwise payable to the holders of Company Stock Options and the holders of Company RSUs who have delivered to the Company (with a copy to the Paying Agent) an option cancellation agreement in substantially the form of Exhibit D hereto (an “Option Cancellation Agreement”) or an RSU cancellation agreement in substantially the form of Exhibit E hereto (an “RSU Cancellation Agreement”), as applicable, as well as an Investor Questionnaire, and (B) issue the applicable number of Buyer Shares to the holders of Company Stock Options and the holders of Company RSUs who have delivered to the Company (with a copy to the Paying Agent) an Option Cancellation Agreement or an RSU Cancellation Agreement, as applicable, as well as an Investor Questionnaire and an executed counterpart signature page to the Registration Rights/Lock-Up Agreement.  The Buyer shall cause the payment of the Closing Date Compensatory Payment to be promptly paid on or as soon as practicable after the Closing Date (and in any event, no later than the first regularly scheduled payroll date following the Closing Date or, if later, the date a signed Option Cancellation Agreement or RSU Cancellation Agreement is received from the applicable holder), from the relevant accounts of the Company (or its Subsidiary) through the payroll system of the Company (or its Subsidiary) to the applicable Person to whom such payments are to be made, subject to any applicable deductions or withholding Taxes applicable to such payments to such individuals, which Taxes Buyer shall cause to be remitted to the appropriate Taxing Authority when required.  No Merger Consideration shall be paid with respect to Company Stock Options or Company RSUs unless and until the holder thereof has delivered a signed Option Cancellation or RSU Cancellation Agreement to the Company.  In the event that a Fully Diluted Common Holder delivers to either Buyer or Company a completed and executed Accredited Investor Questionnaire in which such Fully Diluted Common Holder indicates that he, she or it is a Non-Accredited Investor, then Buyer or Company (as applicable) shall give prompt written notice thereof to the other parties.

(iii)                               Pending distribution of the Payment Fund pursuant to Section 2.12(g), the Payment Fund shall be held by the Paying Agent in trust, uninvested in cash, for the benefit of the holders of Company Stock and the Payment Fund shall not be used for any other purposes.

Section 2.9.                                       Contingent Payments.

(a)                                 Certain Definitions.  For purposes of Section 2.9 and Section 2.10 of this Agreement, the term:

(i)                                     “Bundled Product” means a Company Product and any other products that are not a Company Product either (A) packaged together for sale or shipment as a single unit, or (B) sold together, where the purchaser is charged a single undifferentiated purchase price for such combination of products.

(ii)                                  “Company Product” means any product containing hydroxyprogesterone caproate, including those marketed under the Makena trademark and/or trade name.

(iii)                               “Net Sales” means the net sales (as defined in accordance with GAAP) recorded, without duplication, by Buyer or any of the Selling Persons for the sale of Company Product or any Bundled Product (but limited to that portion of such Bundled Product represented by Company Product, as determined in accordance with GAAP), by Buyer or any of the Selling Persons after the Effective Time to unaffiliated third parties, in accordance with GAAP, and, to the extent Buyer is then a publicly SEC reporting company, in connection with the preparation of the financial statements of Buyer, as publicly reported in accordance with GAAP.

(iv)                              “Selling Person” means Buyer, each of its Affiliates (including the Surviving Corporation) and each licensee, sublicensee, transferee, assignee or other grantee of rights (including Company Intellectual Property Rights) with respect to the marketing or sale of the Company Product or a Bundled Product from Buyer, any of its Affiliates (including the Surviving Corporation) or any other Selling Person; provided that if there are one or more sales of the same product by Selling Persons, then, without duplication, the final sale of such product in such series of sales shall be the sale that is included for purposes of calculating the “Net Sales” with respect thereto; provided further that “Selling Person” shall not mean or include non-Affiliated third party wholesalers, distributors, group purchasing organizations, pharmacy benefit managers and retail chain customers.

(b)                                 Contingent Payments.  As additional consideration for the Merger, but subject to the set-off rights of Buyer and the Surviving Corporation pursuant to Section 2.10(c), Buyer and the Surviving Corporation shall make the following cash payments to the Paying Agent by wire transfer of immediately available funds, for distribution to the Fully Diluted Common Holders (each, a “Contingent Payment”):

(i)                                     a one-time payment of one hundred million dollars ($100,000,000) (the “First Milestone Payment”), payable within thirty (30) days of the achievement on one occasion of an aggregate amount of Net Sales equal to or greater than three hundred million dollars ($300,000,000) in any consecutive twelve (12) calendar month period (or such shorter period during which such Net Sales are achieved) commencing after the month in which the Effective Time occurs (the “First Milestone Period”); plus

(ii)                                  a one-time payment of one hundred million dollars ($100,000,000) (the “Second Milestone Payment”) payable within thirty (30) days of the achievement on one occasion of an aggregate amount of Net Sales equal to or greater than four hundred million dollars ($400,000,000) in any consecutive twelve (12) calendar month period (or such shorter period during which such Net Sales are achieved) that begins with a month following the last month included in the First Milestone Period (the “Second Milestone Period”), provided, that, in the event that the Third Milestone Payment has been or is required to be made prior to the achievement of the conditions in this Section 2.9(b)(ii), then the amount of the Second Milestone Payment shall be reduced to $50,000,000; plus

(iii)                               a one-time payment of fifty million dollars ($50,000,000) (the “Third Milestone Payment”) payable within thirty (30) days of the achievement on one occasion of an aggregate amount of Net Sales equal to or greater than seven hundred million dollars ($700,000,000) in any consecutive twenty-four (24) calendar month period (which may include any period included in the First Milestone Period) (or such shorter period during which such Net Sales are achieved); provided, that no Third Milestone Payment shall be made if a Second Milestone Payment has been or is required to be made in the full amount of one hundred million dollars ($100,000,000); plus

(iv)                              a one-time payment of one hundred million dollars ($100,000,000) (the “Fourth Milestone Payment”) payable within 30 days of the achievement on one occasion of an aggregate amount of Net Sales equal to or greater than five hundred million dollars ($500,000,000) in any consecutive twelve (12) calendar month period (or such shorter period during which such Net Sales are achieved) that begins with a month following the last month included in the Second Milestone Period; plus

(v)                                 a one-time payment of fifty million dollars ($50,000,000) (the “Fifth Milestone Payment”) payable within 30 days of the achievement of an aggregate amount of Net Sales equal to or greater than $200,000,000 in each of the five (5) consecutive calendar years from and including the 2015 calendar year to the 2019 calendar year (regardless of whether any other Contingent Payments were achieved or made with respect thereto).

For the avoidance of doubt, each of the foregoing First Milestone Payment, Second Milestone Payment, Third Milestone Payment, Fourth Milestone Payment and Fifth Milestone Payment shall be payable only once, and no more than one hundred million dollars ($100,000,000) shall be payable in any one calendar year at any time as a result of the conditions to the Contingent Payments being met and no more than $350,000,000 of Contingent Payments in the aggregate shall be paid.  In the event that the conditions to more than one Contingent Payment are met in any calendar year, any portion of the total amount of Contingent Payments due in such calendar year in excess of one hundred million dollars ($100,000,000) shall be deferred until the next calendar year in which less than one hundred million dollars ($100,000,000) in Contingent Payments is due.  No Contingent Payments shall be payable with respect to any period after December 31, 2019 (the “Contingent Payment Period End Date”); provided that any Contingent Payments that are required to be paid with respect to any period ending on or prior to the Contingent Payment Period End Date (or that are deferred pursuant to the preceding sentence) shall be paid after the Contingent Payment Period End Date.

(c)                                  Contingent Payments Not Certain.  Without limiting the provisions of Section 5.11, each of Buyer, the Company and the Stockholders’ Representative hereby acknowledges that the amount of sales, if any, that Buyer and its Subsidiaries may generate is uncertain and that Buyer and its Subsidiaries may not generate any sales in any calendar year following the Closing Date, and it is therefore not assured that Buyer will be required to pay any Contingent Payments, despite Buyer’s use of commercially reasonable efforts to sell the Company Product pursuant to Section 5.18.

(d)                                 Buyer Discretion.  The parties acknowledge that, without limiting the provisions of Section 5.11, (i) Buyer and the Surviving Corporation shall have sole discretion over all matters relating to the Company Product and the Company’s business after the Effective Time, including, but not limited to, any research, development, manufacturing, clinical trial design, site selection, regulatory, quality standards, legal, Intellectual Property Rights, marketing, and sales decisions relating to the Company’s business and Company Product, including what efforts to take, if any, with respect to any of such matters and (ii) the Fully Diluted Common Holders’ right to receive the Contingent Payments represents a significant portion of the Fully Diluted Common Holders’ consideration for the transactions contemplated by this Agreement, and is expected to be a significant factor in the Fully Diluted Common Holders’ willingness to adopt this Agreement and approve the Merger.  The Company acknowledges that, without limiting the provisions of Section 5.11, after the Closing, Buyer will operate the Surviving Corporation, and that neither Buyer nor the Surviving Corporation owes any fiduciary duty or express or implied duty to any Fully Diluted Common Holder.  By their adoption of this Agreement, acceptance of any Merger Consideration under this Agreement, delivery of a Letter of Transmittal or delivery of an Option Cancellation Agreement or RSU Cancellation Agreement, the Fully Diluted Common Holders expressly waive the right to pursue any claim against Buyer, the Surviving Corporation, any of their Affiliates or any other Person under any implied covenant or implied obligation with respect to such parties’ efforts to achieve or pursue any of the milestones set forth in Section 2.9(b), and agree that the express provisions of this Agreement (including this Section 2.9 and Section 2.10 and Section 5.11), the Letters of Transmittal, the Option Cancellation Agreement or RSU Cancellation Agreement solely govern their contractual relationship with Buyer, the Surviving Corporation, and each of their Affiliates with respect to the Contingent Payments.

Section 2.10.                                Review Rights; Payment of Contingent Payments; Set-Off.

(a)                                 Review Rights.

(i)                                     During the period from and after the Closing and up to and including the Contingent Payment Period End Date (the “Contingent Payment Period”), Buyer shall provide the Stockholders’ Representative, within 45 days following the end of each calendar quarter, with written reports of Net Sales which shall include (I) Net Sales, on a country-by-country basis, during such period, (II) gross sales, on a country-by-country basis, during such period, and (III) the units of Company Product shipped, on a country-by-country basis, during such period.

(ii)                                  Upon the occurrence of Net Sales in an amount sufficient to trigger a Contingent Payment under Section 2.9(b), Buyer shall provide written notice to the Stockholders’ Representative of such occurrence no later than 5 Business Days after Buyer becoming aware of the occurrence thereof (a “Contingent Payment Trigger Notice”).  For purposes of this Section 2.10, Buyer shall be deemed to have come aware of the occurrence of Net Sales in such amount upon the “close” for Buyer’s internal financial purposes of the calendar month in which the amount of Net Sales sufficient to trigger such Contingent Payment have been achieved.  The Contingent Payment Trigger Notice may be limited to a statement that a Contingent Payment has become payable pursuant to Section 2.9(b) and the applicable amount of such Contingent Payment (but not the underlying amount of Net Sales); provided that such information regarding such Net Sales shall be included in the next quarterly report described in Section 2.10(a)(i).

(iii)                               Upon the written request of the Stockholders’ Representative (which request may not be made more than once in any consecutive twelve month period), Buyer shall, and shall cause its Subsidiaries to, permit an independent public accounting firm of nationally recognized standing (other than any firm that is the financial auditor of or providing consulting services to any Fully Diluted Common Holder that was entitled to receive more than 10% of the Merger Consideration; provided that the foregoing limitation will not apply to Deloitte, PricewaterhouseCoopers, Ernst & Young, KPMG, BDO, and Grant Thornton) designated by the Stockholders’ Representative and to be engaged by the Stockholders’ Representative and the Buyer pursuant to an engagement letter reasonably acceptable to the Stockholders’ Representative and Buyer (a “Reviewing Accountant”) to have reasonable access to the Books and Records of the Buyer and its Subsidiaries, upon reasonable prior notice and during normal business hours, and subject to the execution of, and compliance with, a confidentiality agreement mutually reasonably acceptable to Buyer and such Reviewing Accountant, for the purpose of reviewing the calculations described in the reports referred to in Section 2.10(a)(i) (including the line-items to show the applicable “gross to net” adjustments).  For the avoidance of doubt, such Reviewing Accountant shall be permitted only to confirm to the Stockholders’ Representative the amount of Net Sales for the periods in question, or report to the Stockholders’ Representative and Buyer an alternative calculation of Net Sales.  No Reviewing Accountant shall be permitted to review any Net Sales for any period which have previously been reviewed by a Reviewing Accountant pursuant to this Section 2.10(a).  In the event that the Reviewing Accountant makes a determination that the Net Sales reported by Buyer for any twelve (12) consecutive month period (or such shorter period during which the applicable Net Sales are contemplated to have been achieved) under review are less than ninety-five percent (95%) of the Net Sales as finally determined by the Reviewing Accountant, then Buyer shall pay all expenses of the Reviewing Accountant.  In all other circumstances, all expenses of the Reviewing Accountant and any out-of-pocket expenses reasonably and actually incurred by Buyer in connection therewith shall be paid (or reimbursed) by the Stockholders’ Representative out of the Reserve Account, the Indemnity Escrow Account or as a set-off from Contingent Payments pursuant to Section 2.10(c).

(iv)                              The Stockholders’ Representative agrees that any information delivered to it under this Section 2.10(a) shall be treated as confidential and may be “material non-public information” of Buyer for purposes of all securities Laws, and the Stockholders’ Representative shall not buy or sell any Buyer Common Stock based upon any such information in violation of any securities Laws until such time as such information is disclosed to the public and shall not disclose such information in violation of any securities Laws to any party (except to the Stockholders’ Representative’s advisors, employees, counsel, accountants and representatives on a confidential basis, and to the Fully Diluted Common Holders who have executed Letters of Transmittal, Option Cancellation Agreements or RSU Cancellation Agreements) until such time as such information is publicly released by Buyer.

(b)                                 Contingent Payments.  On or prior to the thirtieth (30th) day following the delivery of a Contingent Payment Trigger Notice, Buyer shall deliver the Contingent Payment to the Paying Agent, and the Paying Agent shall distribute to each of the Fully Diluted Common Holders that portion of the Contingent Payment for such calendar year allocated to such Fully Diluted Common Holder pursuant to Section 2.14(h); provided that (i) the aggregate amount of such Contingent Payment shall be subject to offset in accordance with Section 2.10(c) below, and (ii) any portions of any Contingent Payments payable to holders of Company Stock Options or Company RSUs who are employees of the Company at the time of such payment shall be paid through the payroll system of the Company (or its applicable subsidiary) as provided in Section 2.8(d)(ii).

(c)                                  Unilateral Right of Set-Off.  Notwithstanding anything to the contrary in this Agreement (but subject to the time limitations in Section 11.5(b), as applicable), the obligation of Buyer and the Surviving Corporation to make any Contingent Payment shall be qualified in its entirety by the right of Buyer and the Surviving Corporation to reduce the amount of such Contingent Payment, to the extent a Buyer Indemnified Party determines in good faith that it would otherwise reasonably be expected to have an indemnification claim pursuant to (i) Section 2.14(e), (ii) Section 11.2(a) (but only with respect to Damages relating to breaches of Special Representations), (iii) Section 11.2(b) (but only with respect to Willful Breaches with respect to any covenants or agreements required to be performed prior to Closing), and (iv) Sections 11.2(d) through 11.2(f) (collectively, “Set-Off Provisions”), by the amount of any Damages reasonably determined by the Buyer in good faith to have been incurred or suffered and subject to indemnification pursuant to the Set-Off Provisions, or that could reasonably be expected to be incurred or suffered, by any Buyer Indemnified Party and subject to indemnification pursuant to the Set-Off Provisions subject only to the express limitations on indemnification set forth in Article XI and this Section 2.10(c).  Buyer shall provide the Stockholders’ Representative reasonably prompt written notice of any Out of Pocket Damages paid by Buyer for which Buyer intends to exercise its right of setoff pursuant to this Section 2.10(c).  In the event that Buyer or the Surviving Corporation exercises its right of setoff pursuant to this Section 2.10(c), it shall with respect to any portion of such Damages which are not Out of Pocket Damages and have not been finally determined (which term, for purposes of this Section 2.10(c), shall mean a final, non-appealable judgment of a court of competent jurisdiction, a settlement to which the Stockholders’ Representative has consented, a full and complete resolution of a Tax Contest in accordance with Section 7.3, or the written mutual agreement between the Buyer and the Stockholders’ Representative), place an amount equal to the Buyer’s or Surviving Corporation’s good faith estimate of the maximum amount of such Damages into a separate escrow account with the Escrow Agent (as defined below), pursuant to the terms of the Escrow Agreement (as defined below), until the final amount of such Damages is finally determined, at which time an amount equal to the finally determined amount of such Damages in such escrow account shall be released to Buyer and the remainder of the funds in such escrow account shall be released to the Stockholders’ Representative or its designee (for the benefit of the Fully Diluted Common Holders).  In the event that the aggregate amount set off from a Contingent Payment otherwise payable to the Fully Diluted Common Holders (or the Paying Agent) pursuant to this Section 2.10(c) with respect to any indemnification claim, is greater than the aggregate amount of Damages finally determined (after exhausting all available appeals or other forums for reconsideration) to be payable in respect of such indemnification claim in accordance with Article XI, Buyer and the Surviving Corporation shall, within ten (10) days after such final determination of the amount of Damages finally determined (after exhausting all available appeals or other forums for reconsideration) to be payable in respect of such indemnification claim in accordance with Article XI, pay the amount of such excess, to the Paying Agent for the benefit of the Fully Diluted Common Holders in cash in accordance with this Section 2.10, as a Contingent Payment.  In the event that it is finally determined that any amount setoff pursuant to this Section 2.10(c) was not reasonably determined by the Buyer in good faith to have been incurred or suffered pursuant to the Set-Off Provisions, or that could reasonably be expected to be incurred or suffered pursuant to the Set-Off Provisions, then the Buyer shall promptly after such final determination reimburse the Stockholders’ Representative for its reasonable out of pocket costs and expenses (including legal fees) actually incurred in connection with enforcing its rights with respect to any Litigation regarding such setoff, provided, that in the event that it is finally determined in any Litigation regarding such setoff that the amount setoff pursuant to this Section 2.10 was reasonably determined by the Buyer in good faith to have been incurred or suffered and subject to indemnification pursuant to the Set-Off Provisions, or that could reasonably be expected to be incurred or suffered and subject to indemnification pursuant to the Set-Off Provisions, then the Buyer and Surviving Corporation shall be entitled to reimbursement from the Reserve Amount, the Indemnity Escrow Amount or set-off of Contingent Payments for their reasonable out of pocket costs and expenses (including legal fees) incurred in connection such Litigation.   No later than 60 days after the expiration of the Contingent Payment Period, the Buyer and the Stockholders’ Representative shall negotiate in good faith to attempt to finally settle all of the remaining amounts that have been set-off pursuant to this Section 2.10(c) but which have not been finally determined prior to such date.  To the extent that any amounts of any Contingent Payment are set-off in accordance with this Section 2.10(c), such amounts shall be treated for all purposes of this Agreement as having been paid to the Fully Diluted Common Holders.  For the avoidance of doubt, once actually paid to the Fully Diluted Common Holders, the Contingent Payments shall not be recoverable by Buyer or the Surviving Corporation pursuant to the Set-Off Provisions or otherwise.

(d)                                 Set-Off for Additional Transaction Costs.   Buyer and the Company hereby acknowledge that the Company has entered into an engagement letter, dated as of March 6, 2014 (the “Engagement Letter”), with Perella Weinberg Partners LP (“Perella”), pursuant to which the Company is obligated to make certain payments in respect of the “Transaction Value” referenced therein upon the making of the Contingent Payments (the “Perella Payments”).  Notwithstanding any provision herein to the contrary, because the amount of the Perella Payments is unknown as of the date of this Agreement, Buyer shall be entitled to reduce the amount of any Contingent Payment, on a dollar-for-dollar basis, by the amount of any Perella Payments it reasonably determines are payable to Perella after the Effective Time under the Engagement Letter in connection with such Contingent Payments, and shall promptly remit the amount of such Perella Payments to Perella.

(e)                                  Appraisal Shares.  The provisions of this Section 2.10 also shall apply to Appraisal Shares that lose their status as such, except that the obligations of Buyer under this Section 2.10 with respect to such Appraisal Shares shall commence on the date of loss of such status and the holder of such shares shall be entitled to receive in exchange for such shares the payments to which such holder would otherwise have been entitled pursuant to Section 2.14(h) hereof had such shares of Company capital stock not been Appraisal Shares at the Effective Time.

Section 2.11.                                Form of Consideration Payable by Buyer.

(a)                                 Buyer Common Stock.  Subject to the provisions of Section 2.11(c), the number of Buyer Merger Shares which shall be issuable to each of the Fully Diluted Common Holders at the Closing shall be equal to the aggregate number of Buyer Merger Shares multiplied by a fraction, the numerator of which is (x) the sum of all of the shares of Common Stock (including such shares that are issuable upon the exercise of all Company Stock Options owned by such Fully Diluted Common Holder) and Company RSUs in each case that are owned by such Fully Diluted Common Holder immediately prior to the Effective Time, and the denominator of which is (y) the sum of all of the shares of Common Stock (including such shares that are issuable upon the exercise of all Company Stock Options owned by such Fully Diluted Common Holders) and Company RSUs in each case that are owned by all Fully Diluted Common Holders immediately prior to the Effective Time.

(b)                                 Buyer Common Stock Issued as Contingent Payment.  Subject to the provisions of Section 2.11(c) below, upon the mutual agreement in writing of Buyer and any Fully Diluted Common Holder prior to the making of any Contingent Payment, Buyer may satisfy all or any part of the portion of such Contingent Payment to which such Fully Diluted Common Holder is entitled by the issuance to such Fully Diluted Common Holder of that number of shares of Buyer Common Stock equal to the quotient obtained by dividing (x) such amount of such Contingent Payment that Buyer and such Fully Diluted Common Holder have agreed shall be satisfied in whole shares of Buyer Common Stock, by (y) the Reference Market Value on the date of payment, with any fraction of a share of Buyer Common Stock being treated as provided in Section 2.11(d) below.  Notwithstanding the foregoing, no Fully Diluted Common Holder shall be under any obligation to agree to take any portion of any Contingent Payment in Buyer Common Stock.

(c)                                  Covenants.  Prior to the Closing, Buyer shall cause the following to occur:

(i)                                     any and all shares of Buyer Common Stock shall be saleable, subject to any restrictions that would be imposed under applicable Law as a result of a Fully Diluted Common Holder’s individual circumstance (i.e., any volume limitations imposed pursuant to Rules 144 or 145 under the Securities Act), without requiring further registration under the Securities Act, but subject to any holding period or similar restrictions arising under Rule 144;

(ii)                                  Buyer shall cause any shares of Buyer Common Stock issued pursuant to this Agreement to be listed on each securities exchange on which similar securities, including as to class and series, issued by Buyer are then listed and, if not so listed, to be listed on the NASDAQ Stock Market, subject only to notice of issuance; and

(iii)                               any and all such shares shall be duly authorized and reserved for issuance, and upon issuance thereof in accordance with this Agreement, be validly issued, fully paid and nonassessable.

(d)                                 No Fractional Shares.  Notwithstanding anything to the contrary herein, no certificates or scrip representing fractional shares of Buyer Common Stock shall be issued, but an amount in cash equal to the aggregate Reference Market Value on the date hereof of all such fractional shares shall instead be deposited with the Stockholders’ Representative by Buyer as additional Reserve Amount.

(e)                                  Legend.  Any certificate issued to any Fully Diluted Common Holders representing shares of Buyer Common Stock that have not been registered under the Securities Act shall be imprinted with the following legend (or the substantial equivalent thereof):

“THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD OR OTHERWISE DISPOSED OF, IN WHOLE OR IN PART, OTHER THAN PURSUANT TO REGISTRATION UNDER SAID ACT OR IN CONFORMITY WITH THE LIMITATIONS OF RULE 144 OR OTHER EXEMPTION AS THEN IN EFFECT, WITHOUT FIRST OBTAINING IF REASONABLY REQUIRED BY THE COMPANY, (I) A WRITTEN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY, WHICH MAY BE COUNSEL TO THE COMPANY, TO THE EFFECT THAT THE CONTEMPLATED SALE OR OTHER DISPOSITION WILL NOT BE IN VIOLATION OF SAID ACT, OR (II) A ‘NO-ACTION’ OR INTERPRETIVE LETTER FROM THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION TO THE EFFECT THAT SUCH STAFF WILL TAKE NO ACTION IN RESPECT OF THE CONTEMPLATED SALE OR OTHER DISPOSITION.”

In the event that any certificate issued to any Fully Diluted Common Holders representing shares of Buyer Common Stock is imprinted with the foregoing legend (or a similar legend), Buyer shall cause such legends to be removed in connection with any resale of such shares of Buyer Common Stock that is made in compliance with, or pursuant to a valid exemption from, the registration provisions of the Securities Act.

(f)                                   Registration Rights/Lock-Up Agreement.  At or prior to Closing, Buyer and the each Fully Diluted Common Holder that will be receiving Buyer Merger Shares at Closing shall enter into a registration rights and lock-up agreement in the form of Exhibit F hereto (the “Registration Rights/Lock-Up Agreement”), it being agreed that no Fully Diluted Common Holder needs to sign the Registration Rights/Lock-Up Agreement as a condition to Closing and that Fully Diluted Common Holders may execute a counterpart signature to the Registration Rights/Lock-Up Agreement (or a joinder thereto) after the Closing.

(g)                                  Reallocation of Buyer Merger Shares and Alternative Per Share Common Closing Payment.   In connection with soliciting the Stockholder Approval pursuant to Section 5.8, the Company shall deliver to each of the Fully Diluted Common Holders an “Investor Questionnaire” (the “Investor Questionnaires”) which shall solicit certain information from such Fully Diluted Common Holder relative to such person’s qualification as an “accredited investor” as defined in Regulation D under the Securities Act (an “Accredited Investor”).  In the event that the Buyer has not been delivered, on or prior to the second (2nd) Business Day prior to the Closing Date, fully-completed and executed Investor Questionnaires from such number of Fully Diluted Common Holders such that the Buyer may reasonably determine that the aggregate number of Fully Diluted Common Holders who are not Accredited Investors is thirty-five (35) or less, then notwithstanding anything to the contrary in this Agreement, (i) the Buyer Merger Shares shall be issued only to the Accredited Investors, with each of such Accredited Investors being issued that number of Buyer Merger Shares equal to the product of (A) the aggregate number of Buyer Merger Shares multiplied by (B) a fraction, the numerator of which is (1) the sum of all of the shares of Common Stock (including such shares that are issuable upon the exercise of all Company Stock Options owned by such Fully Diluted Common Holder) and Company RSUs in each case that are owned by such Fully Diluted Common Holder immediately prior to the Effective Time, and the denominator of which is (2) the sum of all of the shares of Common Stock (including such shares that are issuable upon the exercise of all Company Stock Options owned by such Fully Diluted Common Holders) and Company RSUs in each case that are owned by all Fully Diluted Common Holders who are Accredited Investors immediately prior to the Effective Time, and (ii) the Aggregate Common Equity Cash Amount shall be distributed among the Fully-Diluted Common Holders in accordance with their respective rights to receive the Alternative Per Share Common Closing Payment; provided, that each of the Fully Diluted Common Holders who are Accredited Investors shall be deemed to have already received an amount in respect of such payment equal to the Closing Date Reference Market Value of the Buyer Merger Shares issuable to such Fully Diluted Common Holders pursuant to this Section 2.11(g), which amounts shall be deemed to be an advance against amounts otherwise receivable by such Fully Diluted Common Holders in respect of the Alternative Per Share Common Closing Payment.

Section 2.12.                                Effect on Company Securities.  At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Buyer, Merger Sub, the Surviving Corporation, the Stockholders, the holders of Company Stock Options, the holders of Company RSUs, the Stockholders’ Representative or the holders of any shares of capital stock of Buyer or Merger Sub:

(a)                                 Capital Stock of Merger Sub.  Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b)                                 Cancellation of Treasury Stock.  Notwithstanding Section 2.12(c), all shares of Company Stock that are owned by the Company or any of its Subsidiaries (“Treasury Stock”) shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist without any conversion thereof or payment therefor.

(c)                                  Common Stock.  Subject to the terms of Section 2.8(d), each issued and outstanding share of Common Stock immediately prior to the Effective Time (other than any shares of Common Stock to be canceled in accordance with Section 2.12(b) and other than Appraisal Shares), shall be converted into and represent the right to receive the Per Share Common Closing Payment (plus Buyer Merger Shares, as provided in Section 2.11), plus the right to receive any payments distributable to the holder of such Common Stock after the Closing Date, if any, pursuant to this Agreement (including Contingent Payments and payments pursuant to Section 2.14, Section 2.15, Section 5.17, Section 7.4 and Article XI) or the Escrow Agreement (such additional payments, the “Additional Merger Consideration”).

(d)                                 Company Stock Options.  Subject to the terms of Section 2.8(d) and delivery to the Company (with a copy to the Stockholders’ Representative) of an Option Cancellation Agreement, and subject to applicable withholding Taxes, each issued and outstanding Company Stock Option that has not been exercised by the holder thereof prior to the Effective Time shall, if not vested, automatically vest, and shall be terminated and converted into and represent the right to receive, with respect to each share of Common Stock that would have been issuable upon exercise of such Company Stock Option, the Per Share Common Closing Payment (less the per-share exercise price that would have been payable upon exercise of such Company Stock Option), (plus Buyer Merger Shares, as provided in Section 2.11), plus the right to receive any Additional Merger Consideration, subject to any applicable withholding under applicable Law.

(e)                                  Company RSUs.  Subject to the terms of Section 2.8(d) and delivery to the Company (with a copy to the Stockholders’ Representative) of an RSU Cancellation Agreement, and subject to applicable withholding Taxes, each issued and outstanding Company RSU, shall, if not vested, automatically vest, and shall be terminated and converted into and represent the right to receive, with respect to each share of Common Stock subject to such RSU, the Per Share Common Closing Payment (plus Buyer Merger Shares, as provided in Section 2.11), plus the right to receive any Additional Merger Consideration, subject to any applicable withholding under applicable Law.

(f)                                   No Further Rights.  At the Effective Time, all Company Stock, Company Stock Options and Company RSUs shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of any shares of Common Stock, Company Stock Options, or Company RSUs shall cease to have any rights with respect thereto, except the right to receive the respective consideration provided for in this Section 2.12 and the right to receive any Additional Merger Consideration.  At the Effective Time, the stock transfer books of the Company shall be closed, and no transfer of any Company Stock shall be made thereafter.  If, after the Effective Time, certificates or any other evidence of any Company Stock are presented to the Paying Agent, they shall be canceled and exchanged for the respective consideration provided for in this Section 2.12 by the Paying Agent and the rights to receive any Additional Merger Consideration.  Notwithstanding anything to the contrary in this Article II, none of the Paying Agent, Buyer, Merger Sub, the Surviving Corporation, the Company or any of its Subsidiaries, the Stockholders’ Representative, any Stockholder, any holder of Company Stock Options or any holder of Company RSUs shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g)                                  Termination of Payment Fund; No Liability.  At any time following the second (2nd) anniversary of the Effective Time, the Stockholders’ Representative shall be entitled to require the Paying Agent to deliver to it or its designee any funds (including any earnings received with respect thereto) remaining in the Payment Fund or certificates for shares of Buyer Common Stock that had been made available to the Paying Agent and that have not been disbursed to the Fully Diluted Common Holders, and thereafter such Fully Diluted Common Holders shall be entitled to look only to the Stockholders’ Representative or such designee (subject to abandoned property, escheat or other similar Laws) and only as general creditors thereof solely with respect to the applicable Merger Consideration payable to them, without any interest thereon.

(h)                                 Withholding Rights.  Each of the Company, the Surviving Corporation, Buyer, Merger Sub, the Stockholders’ Representative, the Paying Agent and the Escrow Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement or the Escrow Agreement such amounts as are required to be deducted or withheld with respect to the making of such payment in accordance with applicable Law; provided, however, that, other than with respect to any Compensatory Payment (including any Closing Date Compensatory Payments), Buyer shall provide notice of any intention to so deduct and withhold, and a description of the legal basis therefor, in writing to the Stockholders Representative on or prior to the third Business Day prior to the date on which such consideration is to be paid.  To the extent that any such amounts are so deducted and withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.  For the avoidance of doubt, to the extent any amounts are required to be so withheld from any distributions from the Adjustment Escrow Amount, Indemnity Escrow Amount or Appraisal Escrow Amount, such amounts required to be so withheld shall, at the sole option of Buyer, be distributed to Buyer (or an entity designated by Buyer) to enable Buyer (or any such designated entity) to comply with its withholding obligations (including without limitation, any obligations of the Company or Surviving Corporation) or paid by the Escrow Agent directly to the appropriate Taxing Authority.

Section 2.13.                                Appraisal Rights.  Notwithstanding anything in this Agreement to the contrary, shares of Common Stock (“Appraisal Shares”) that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand, and who properly demands, appraisal of such Appraisal Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Section 262”) shall not be converted into or represent the right to receive any portion of the Merger Consideration as provided in Section 2.12(c) and the rights to receive any Additional Merger Consideration, but rather the holders of Appraisal Shares shall be entitled to only such rights as are granted by Section 262; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262, then the appraisal rights of such holder shall cease and such Appraisal Shares shall be deemed to have been converted as of the later of the Effective Time or the occurrence of such event into, and to have become exchangeable solely for the right to receive, upon surrender of the certificates (or lost stock affidavits with respect thereto) representing such Appraisal Shares in accordance with Section 2.8(d), the portion of the Merger Consideration as provided in Section 2.12(c) and the rights to receive any Additional Merger Consideration.

Section 2.14.                                Post-Closing Merger Consideration Adjustment.

(a)                                 Within sixty (60) calendar days after the Closing Date, Buyer shall cause to be prepared and delivered to the Stockholders’ Representative a statement (the “Closing Statement”) setting forth the Net Working Capital, the Net Funded Indebtedness, the Transaction Related Expenses (to the extent not paid by the Company or any of its Affiliates prior to the Closing) (except for any such Transaction Related Expenses reimbursable by Buyer pursuant to this Agreement (including Section 5.2 and Section 12.7)), the Excess Load-In Charge, and the components thereof.  The Closing Statement and the Net Working Capital, the Net Funded Indebtedness, Transaction Related Expenses (to the extent not paid by the Company or any of its Affiliates prior to the Closing) (except for any such Transaction Related Expenses reimbursable by Buyer pursuant to this Agreement (including Section 5.2 and Section 12.7)) and Excess Load-In Charge set forth therein shall be prepared and calculated in good faith, and in the manner and on a basis consistent with the applicable definitions thereof and shall be in the same form and include the same line items as the Estimated Net Working Capital calculation, the Estimated Net Funded Indebtedness calculation, the Estimated Transaction Related Expenses calculation and the Estimated Excess Load-In Charge calculation.  If the Closing Statement is not so timely delivered, the Estimated Net Working Capital, the Estimated Net Funded Indebtedness, Estimated Transaction Related Expenses and Estimated Excess Load-In Charge will be deemed Final Net Working Capital, Final Net Funded Indebtedness, Final Transaction Related Expenses, and Final Excess Load-In Charge respectively, absent manifest error or fraud.

(b)                                 After receipt of the Closing Statement, the Stockholders’ Representative will have sixty (60) calendar days to review the Closing Statement.  Unless the Stockholders’ Representative delivers written notice (which notice shall include the items and amounts in dispute and supporting documentation related thereto; such notice, a “Seller Dispute Notice”) to Buyer setting forth in reasonable detail the specific items disputed by the Stockholders’ Representative in good faith with respect thereto, and the specific basis for each such objection, on or prior to the sixtieth (60th) calendar day after the Stockholders’ Representative’s receipt of the Closing Statement, the Stockholders’ Representative will be deemed to have accepted and agreed to the Closing Statement and such statement (and the calculations contained therein) will be final, binding and conclusive, absent manifest error or fraud.  If the Stockholders’ Representative delivers to Buyer a Seller Dispute Notice within such sixty (60) calendar day period, Buyer and the Stockholders’ Representative shall, during the thirty (30) calendar days following delivery of such Seller Dispute Notice by the Stockholders’ Representative to Buyer (or such longer period as they may mutually agree in writing) (the “Resolution Period”), attempt in good faith to resolve their differences with respect to the disputed items (or calculations) in such Seller Dispute Notice (the “Disputed Items”), and all other items (and all calculations relating thereto) will be final, binding and conclusive, absent manifest error or fraud.  Any resolution by Buyer and the Stockholders’ Representative during the Resolution Period as to any Disputed Item shall be set forth in writing and will be final, binding and conclusive, absent manifest error or fraud.

(c)                                  If Buyer and the Stockholders’ Representative do not resolve all Disputed Items by the end of the Resolution Period, then all Disputed Items remaining in dispute will be submitted to the Neutral Arbitrator pursuant to an engagement letter reasonably acceptable to the Stockholders’ Representative and the Buyer.  The Neutral Arbitrator shall act as an arbitrator to determine only those Disputed Items remaining in dispute, consistent with this Section 2.14, and shall request a statement from Buyer and the Stockholders’ Representative regarding such Disputed Items.  The scope of the disputes to be arbitrated by the Neutral Arbitrator is limited to those items or calculations specifically in dispute between Buyer and the Stockholders’ Representative; and the Neutral Arbitrator is not to make any other determination, including not making any determination as to whether the Closing Statement or Net Working Capital, Net Funded Indebtedness, Transaction Related Expenses or Excess Load-In Charge was prepared in accordance with GAAP or whether the agreed upon dollar amount of the Target Net Working Capital is correct or appropriate or in accordance with GAAP or the definition of Net Working Capital.  In resolving each Disputed Item, the Neutral Arbitrator shall be bound by the principles set forth in this Section 2.14 and may not assign a value to any Disputed Item greater than the greatest value for such Disputed Item claimed by any party or less than the lowest value for such Disputed Item claimed by any party.  The parties further agree that the adjustment contemplated by this Section 2.14 is intended to show the change between the Estimated Net Working Capital and the Final Net Working Capital, the change between the Estimated Net Funded Indebtedness and the Final Net Funded Indebtedness, the change between Estimated Transaction Related Expenses and Final Transaction Related Expenses, and the change between Estimated Excess Load-In Charge and Final Excess Load-In Charge, and that such changes can only be measured if each calculation is done in a manner consistent with the applicable definitions thereof.  All fees and expenses relating to the work, if any, to be performed by the Neutral Arbitrator will be allocated between Buyer and the Stockholders’ Representative (which, in the case of the Stockholders’ Representative, shall be payable by the Stockholders’ Representative solely out of the Reserve Amount, or by setoff against one or more Contingent Payments) in the same proportion that the aggregate amount of the Disputed Items so submitted to the Neutral Arbitrator that is unsuccessfully disputed by each such party (as finally determined by the Neutral Arbitrator) bears to the total amount of such Disputed Items so submitted.  The Neutral Arbitrator will deliver to Buyer and the Stockholders’ Representative a written determination (such determination to include a work sheet setting forth all material calculations used in arriving at such determination and to be based solely on information provided to the Neutral Arbitrator by the Stockholders’ Representative and Buyer, and a written explanation in reasonable detail of each such determination) of the Disputed Items submitted to the Neutral Arbitrator within thirty (30) calendar days, or such longer period as may be required by the Neutral Arbitrator, of receipt of such Disputed Items, which determination will be final, binding and conclusive, absent manifest error or fraud.  The final, binding and conclusive Closing Statement based either upon agreement by the parties, or deemed agreement by Buyer and the Stockholders’ Representative in accordance with this Section 2.14, or the written determination delivered by the Neutral Arbitrator in accordance with this Section 2.14(c) will be the “Conclusive Closing Statement.”

Neither any Stockholder, holder of Company Stock Options, holder of Company RSUs nor the Stockholders’ Representative shall have any liability with respect to Funded Indebtedness, Closing Date Funded Indebtedness, Transaction Related Expenses, or current assets or current liabilities (including as to accounts receivable and the collectability thereof) or any other component of Net Working Capital except as determined in this Section 2.14, except that this sentence shall not limit a claim for a breach of a representation or warranty pursuant to Section 11.2(a) (but for the avoidance of doubt any liability under Section 2.14 or Damages under Section 11.2(a) may not be recovered more than once in respect of the same liability or Damages, as the case may be).  All negotiations pursuant to this Section 2.14(c) shall be treated as compromise and settlement negotiations for purposes of Rule 408 of the Federal Rules of Evidence and comparable other laws including state rules of evidence, and all negotiations, submissions to the Neutral Arbitrator, and dispute resolution proceedings under this Section 2.14(c) shall be treated as such.  The Neutral Arbitrator shall be bound by a mutually agreeable confidentiality confidential information agreement.  The procedures of this Section 2.14(c) are exclusive and, except as set forth below, the determination of the Neutral Arbitrator shall be final and binding on the parties.  The decision rendered pursuant to this Section 2.14(c) may be filed as a judgment in any court of competent jurisdiction.  Either party may seek specific enforcement or take other necessary legal action to enforce any decision under this Section 2.14(c).  The other party’s only defense to such a request for specific enforcement or other legal action shall be manifest error or fraud by or upon the Neutral Arbitrator.  Absent such manifest error or fraud, such other party shall reimburse the party seeking enforcement for its expenses related to such enforcement.

(d)                                 Subject to Section 2.14(e):

(i)                                     if the Aggregate Common Equity Cash Amount is greater than the Final Payment Amount, then the Stockholders’ Representative and Buyer shall instruct the Escrow Agent to pay to the Surviving Corporation, solely out of the funds in the Adjustment Escrow Account, an amount in cash equal to the amount by which the Aggregate Common Equity Cash Amount is greater than the Final Payment Amount; provided that, if such amount exceeds the funds in the Adjustment Escrow Account by greater than $500,000, the Surviving Corporation shall be entitled to recover such amount either from the Indemnity Escrow Account, or by way of offset against any Contingent Payments pursuant to Section 2.10(c); and

(ii)                                  if the Aggregate Common Equity Cash Amount is less than the Final Payment Amount, Buyer shall pay to the Paying Agent (for further pro rata distribution to the Fully Diluted Common Holders, as set forth in Section 2.8) an amount in cash equal to the amount by which the Aggregate Common Equity Cash Amount is less than the Final Payment Amount by wire transfer of immediately available funds (the amount payable to Buyer pursuant to Section 2.14(d)(i) and the amount payable to the Paying Agent (for further pro rata distribution to the Fully Diluted Common Holders) pursuant to this Section 2.14(d)(ii) are referred to herein as the “Merger Consideration Adjustment Amount”); provided, however, Buyer shall cause any such payment that is a Compensatory Payment to be promptly paid from the relevant accounts of the

Company (or its Subsidiary) through the payroll system of the Company (or its Subsidiary) to the applicable Person to whom such payments are to be made, subject to any applicable deductions or withholding Taxes applicable to such payments.

For purposes of this Section 2.14:

(A)                               the “Final Payment Amount” shall be an amount in Dollars equal to (i) the Base Enterprise Value, plus (ii) the Final Net Working Capital Excess Amount, if any, minus (iii) the Final Net Working Capital Deficiency Amount, if any, minus (iv) the Final Net Funded Indebtedness (for the avoidance of doubt, if Final Net Funded Indebtedness is a negative number, the Final Payment Amount will increase), minus (v) the Final Transaction Related Expenses, minus (vi) the Final Excess Load-In Charge,  minus (vii) the Escrow Amount, minus (viii) the Reserve Amount;

(B)                               the “Final Net Working Capital Excess Amount” shall be the amount, if any, by which Net Working Capital as finally determined pursuant to this Section 2.14 is greater than the Target Net Working Capital;

(C)                               the “Final Net Working Capital Deficiency Amount” shall be the amount, if any, by which Net Working Capital as finally determined pursuant to this Section 2.14 is less than the Target Net Working Capital;

(D)                               the “Final Net Funded Indebtedness” shall be the Net Funded Indebtedness as finally determined pursuant to this Section 2.14;

(E)                                the “Final Transaction Related Expenses” shall be the Transaction Related Expenses (to the extent not paid by the Company or any of its Affiliates prior to the Closing) (except for any such Transaction Related Expenses reimbursable by Buyer pursuant to this Agreement (including Section 5.2 and Section 12.7)) as finally determined pursuant to this Section 2.14; and

(F)                                 the “Final Excess Load-In Charge” shall be the amount, if any, by which the Excess Load-In Charge as finally determined pursuant to this Section 2.14 is greater than the Estimated Excess Load-In Charge.

(e)                                  If, after receipt of the Closing Statement pursuant to Section 2.14(a):

(i)                                     the Stockholders’ Representative does not deliver a Seller Dispute Notice as described in Section 2.14(b) within the sixty (60) day period following the Stockholders’ Representative’s receipt of the Closing Statement or if within such period the Stockholders’ Representative delivers a notice to Buyer stating that the Stockholders’ Representative does not dispute any item in the Closing Statement (such notice, a “Non-Dispute Notice”), then on the fifth (5th) Business Day following the earlier of the last day of such sixty (60) day period or on the fifth (5th) Business Day following the date on which Buyer receives such Non-

Dispute Notice, as applicable, the payments set forth in Section 2.14(d) shall be made;

(ii)                                  the Stockholders’ Representative delivers a Seller Dispute Notice as described in Section 2.14(b) within the sixty (60) day period following the Stockholders’ Representative’s receipt of the Closing Statement, then on the fifth (5th) Business Day following the date on which Buyer receives such notice of dispute, the payments set forth in Section 2.14(d) shall be made, if any, in respect of such Closing Statement that is not subject to dispute, provided, however, that in no event shall any payment be made out of the Adjustment Escrow Account pursuant to this Section 2.14(e)(ii) to the extent that such payment would result in the remaining funds in the Adjustment Escrow Account being less than the aggregate amount which would be distributable to the Buyer out of the Adjustment Escrow Account assuming all of the Disputed Items were resolved completely in favor of the Buyer’s position with respect to such Disputed Items; and

(iii)                               with respect to any Disputed Item, within five (5) Business Days after resolution or deemed resolution of such Disputed Item in accordance with Section 2.14 (whether by mutual agreement between Buyer and the Stockholders’ Representative, or by decision of the Neutral Arbitrator), Buyer or the Stockholders’ Representative, as applicable, shall pay, or direct the Escrow Agent to pay, as applicable, the other party such Disputed Item (or portion thereof) pursuant to the resolution of such Disputed Item (or portion thereof) in favor of such other party, as applicable, in accordance with this Section 2.14, provided, however, that in no event shall any payment be made out of the Adjustment Escrow Account pursuant to this Section 2.14(e)(iii) to the extent that such payment would result in the remaining funds in the Adjustment Escrow Account being less than the aggregate amount which would be distributable to the Buyer out of the Adjustment Escrow Account assuming all of the Disputed Items were resolved completely in favor of the Buyer’s position with respect to such Disputed Items.

(f)                                   Buyer acknowledges that, absent manifest error or fraud and subject to the provisions of this Section 2.14(f), the sole and exclusive remedy of itself, Merger Sub and the Surviving Corporation to receive payments owed to it under this Section 2.14 shall be recovery from the funds in the Adjustment Escrow Account, Indemnity Escrow Account and Contingent Payment offset rights, as set forth in Section 2.14(d)(i) above, and that the Adjustment Escrow Amount and funds in the Adjustment Escrow Account shall not be available to satisfy any other claim or obligation hereunder.  In the event that (i) the funds in the Adjustment Escrow Account, (ii) the funds in the Indemnity Escrow Account and (iii) the Contingent Payment offset rights, as set forth in Section 2.14(d)(i), are insufficient to pay to the Surviving Corporation, Merger Sub or Buyer any amounts owed to it pursuant to this Section 2.14, absent manifest error or fraud, neither Buyer, Merger Sub nor the Surviving Corporation shall be entitled to collect any remaining amounts not satisfied from the funds in the Adjustment Escrow Account, Indemnity Escrow Account or the Contingent Payment offset rights, as set forth in Section 2.14(d)(i), and neither the Stockholders’ Representative, any of the other Stockholders, holders of Company

Stock Options or holders of Company RSUs, nor any other Person shall have any liability for any such deficiency.

(g)                                  After the Closing and until the Net Working Capital, the Net Funded Indebtedness, the Transaction Related Expenses, and the Excess Load-In Charge have been determined to be final in accordance with this Section 2.14, Buyer shall, and shall cause the Surviving Corporation and each of its Subsidiaries to, provide to the Stockholders’ Representative and its Representatives reasonable access to the Books and Records of the Company and its Subsidiaries and to any other information of the Company and its Subsidiaries (to the extent permitted by applicable Law), including work papers of their respective accountants (to the extent permitted by such accountants), and to any of the Company’s or its Subsidiaries’ premises during regular business hours and on reasonable advance notice, to the extent necessary for the Stockholders’ Representative to review all or any part of the Closing Statement, and to prepare materials for presentation to the Neutral Arbitrator in connection with this Section 2.14; provided that the foregoing shall not require the Buyer, the Surviving Corporation or any of its Subsidiaries to disclose any privileged information to the extent it would reasonably be expected to cause the loss of attorney-client privilege with respect to any material information.

(h)                                 With respect to any payments to be made to Fully Diluted Common Holders following the Closing Date, including any Contingent Payments and any payments pursuant to this Section 2.14 or Section 2.15 or the Escrow Agreement, the Paying Agent shall cause such payments to be made to all Fully Diluted Common Holders on a pro rata basis, with each Fully Diluted Common Holder deemed to hold such portion of the Fully Diluted Share Number represented by the sum of (x) the number of shares of Common Stock held by it as of immediately prior to Closing, (y) the number of shares of Common Stock issuable upon exercise of each Company Stock Option held by it as of immediately prior to Closing (assuming the payment of the exercise price in cash) and (z) the number of shares of Common Stock subject to each Company RSU held by it as of immediately prior to Closing; provided, however, Buyer shall cause any such payment that is a Compensatory Payment to be promptly paid from the relevant accounts of the Company (or its Subsidiary) through the payroll system of the Company (or its Subsidiary) to the applicable Person to whom such payments are to be made, subject to any applicable deductions or withholding Taxes applicable to compensatory payments to such individuals, which Taxes Buyer shall cause to be remitted to the appropriate Taxing Authority when required.

Section 2.15.                                Escrow Amounts.  At the Closing, Buyer shall deposit (i) seven million Dollars ($7,000,000) (the “Adjustment Escrow Amount”) into an escrow account (the “Adjustment Escrow Account”), (ii) Thirty Five Million Dollars ($35,000,000) (the “Indemnity Escrow Amount”) into an escrow account (the “Indemnity Escrow Account”), and (iii) in the event there are any Appraisal Shares, an amount equal to the Appraisal Shares Escrow Amount into an escrow account (the “Appraisal Shares Escrow Account”), in each case, to be established with Wilmington Trust, N.A. (the “Escrow Agent”) to be held by the Escrow Agent, pursuant to the terms of an escrow agreement substantially in the form of Exhibit B, with such customary changes thereto as requested by the Escrow Agent (the “Escrow Agreement”).  The Adjustment Escrow Amount shall be held by the Escrow Agent until the final determination of the Final Payment Amount pursuant to Section 2.14 to serve as the sole source of payment for any amount due to Buyer, Merger Sub or the Surviving Corporation for any adjustment to the Merger Consideration pursuant to Section 2.14, at which time the Escrow Agent shall automatically distribute to the Stockholders’ Representative or its designee (for the benefit of the Fully Diluted Common Holders) in accordance with the terms of this Agreement and the Escrow Agreement all amounts then remaining in the Adjustment Escrow Account, if any; provided, however, that, if on such date any Disputed Items exist, an amount of such funds equal to the maximum amount that would be distributable to Buyer if all of such Disputed Items were resolved in favor of the Buyer’s position on such Disputed Items shall not be released from the Adjustment Escrow Account until the final determination or agreement of the Conclusive Closing Statement;  provided, further, that, in the sole discretion of the Stockholders’ Representative, up to $2,500,000 of the amounts distributable to the Paying Agent, the Stockholders’ Representative or its designee pursuant to this sentence may be retained by the Stockholders’ Representative to increase the Reserve Amount instead of distributing such amount to the Fully Diluted Common Holders.  The Indemnity Escrow Amount shall be held by the Escrow Agent until the earlier of (i) March 15, 2016 and (ii) five (5) days after the date on which the Buyer’s audited financial statements for its fiscal year ending December 31, 2015, are filed with the SEC (the “Survival Date”), at which time the Escrow Agent shall automatically distribute to the Paying Agent (for the benefit of the Fully Diluted Common Holders) in accordance with the terms of this Agreement and the Escrow Agreement all amounts then remaining in the Indemnity Escrow Account, if any; provided, however, that, if on such date any claims for indemnification under Article XI are outstanding, an amount of such funds equal to the amount of such claims shall not be released from the Indemnity Escrow Account until such claims have been finally resolved; provided, further, that, in the sole discretion of the Stockholders’ Representative, up to $2,500,000 of the amounts distributable to the Paying Agent, the Stockholders’ Representative or its designee pursuant to this sentence may be retained by the Stockholders’ Representative to increase the Reserve Amount instead of distributing such amount to the Fully Diluted Common Holders.  The Appraisal Shares Escrow Amount, if any, shall be held by the Escrow Agent until all Appraisal Claims have been finally resolved, at which time the Escrow Agent shall automatically distribute to the Paying Agent (for the benefit of the Fully Diluted Common Holders) in accordance with the terms of this Agreement and the applicable Escrow Agreement an amount equal to (i) the remaining amount of funds in the Appraisal Shares Escrow Account, minus (ii) the aggregate amount of any claims for Damages made or submitted by an Buyer Indemnified Party pursuant to Section 11.2(c) that remain unpaid or unsatisfied as of such date in accordance with Article XI; provided, however, that as such claims are resolved, any amounts previously retained but not paid to satisfy such claim shall, at the time of such resolution, be distributed by the Escrow Agent from the Appraisal Shares Escrow Account to the Paying Agent in accordance with and subject to the terms of this Agreement and the Escrow Agreement.  Notwithstanding anything in this Agreement to the contrary, Buyer shall cause any payment from the Escrow Account which is a Compensatory Payment (plus any Company Payroll Taxes associated therewith) to be transferred to the Company (or a Subsidiary of the Company) and then Buyer shall cause such amount to be promptly paid from the relevant accounts of the Company (or its Subsidiary) through the payroll system of the Company (or its Subsidiary) to the applicable Person to whom such payments are to be made, subject to any applicable deductions or withholding Taxes applicable to Compensatory Payments to such individuals, which Taxes Buyer shall cause to be remitted to the appropriate Taxing Authority when required.  The fees and disbursements of the Escrow Agent incurred pursuant to the transactions contemplated by this Agreement and the Escrow Agreement shall be borne equally by Buyer and the Stockholders’ Representative (which, in the case of the Stockholders’ Representative, shall be payable by the Stockholders’ Representative solely out of the Reserve Amount).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Schedules attached hereto, the Company hereby represents and warrants to Buyer and Merger Sub as of the date of this Agreement and as of the Closing Date (except that with respect to any representation or warranty that is made as of a specific date, such representation or warranty is made solely as of such date) as follows; provided, that such representations and warranties shall be deemed to be qualified for purposes of this Agreement by the Schedules referenced in this Article III.  Notwithstanding any other provision of this Agreement or such Schedules, each exception set forth in any Schedule contained in this Article III will be deemed to qualify only the representation and warranty which specifically references such Schedule or any other representation or warranty to the extent that the relevance of such disclosure is readily apparent from its text.

Section 3.1.                                       Organization and Qualification.

(a)                                 The Company and each of its Subsidiaries is either duly organized or incorporated (as applicable), and is validly existing and in good standing, under the Laws of its jurisdiction of organization, has all requisite corporate (or similar entity) power and authority to own or lease and operate its properties and assets and to carry on its business as presently conducted, and is duly qualified or licensed to do business and is in good standing in each jurisdiction where the ownership or operation of its properties and assets or the conduct of its business requires such qualification or license, except for such failure to be so qualified, licensed or in good standing, or to have such power or authority, that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(b)                                 The Company has heretofore made available to Buyer complete and correct copies of all of the certificates of incorporation, articles, by-laws or other organizational documents (the “Organizational Documents”) of the Company and its Subsidiaries, each as amended to the date hereof, and such Organizational Documents are in full force and effect.

Section 3.2.                                       Corporate Authorization.  The Company has all requisite corporate power and authority (subject to receipt of approval by the requisite holders of shares of Common Stock) to execute and deliver this Agreement and each of the Ancillary Agreements to which it is a party and to perform its obligations hereunder and thereunder.  The execution, delivery and performance by the Company of this Agreement and each of the Ancillary Agreements to which it is a party have been duly and validly authorized by such Company and, other than the vote or approval of the Stockholders, no additional corporate (or similar entity) authorization or consent by the Company is required in connection therewith.  The Company’s board of directors has unanimously determined that the Merger is in the best interests of the Company and the Stockholders, has approved, in accordance with Section 251 of the DGCL, this Agreement and declared its advisability, and has unanimously recommended that the Stockholders adopt this

Agreement and approve the transactions contemplated hereby, including the Merger, and such approval has not been amended, rescinded or modified.

Section 3.3.                                       Binding Effect.  This Agreement and each of the Ancillary Agreements to which the Company is a party when executed and delivered by the parties thereto, constitutes a valid and legally binding obligation of the Company, enforceable against the Company, as applicable, in accordance with their respective terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, or moratorium Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

Section 3.4.                                       Regulatory Approvals and Non-Governmental Consents.

(a)                                 Except as set forth in Schedule 3.4(a) (the “Company Regulatory Approvals”), no Governmental Authorization or filing is required to be obtained by the Company from, or to be given by the Company to, or made by the Company with, any Governmental Entity or securities exchange, as a result of the execution, delivery or performance by the Company of (i) its obligations under this Agreement or (ii) its obligations under the Ancillary Agreements, except any Governmental Authorization or filings the absence of which would not reasonably be expected to be material to the Company and its Subsidiaries or their respective businesses and assets, taken as a whole.

(b)                                 Except as set forth in Schedule 3.4(b) (the “Company Non-Governmental Consents”), no consent, approval, waiver or authorization is required to be obtained by the Company from, or to be given by the Company to, or made by the Company with, any Person other than a Governmental Entity or securities exchange, as a result of the execution, delivery or performance by the Company of this Agreement and the Ancillary Agreements, except for such consents, approvals, waivers or authorizations of which the failure to obtain would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries or their respective businesses and assets, taken as a whole.

Section 3.5.                                       Non-Contravention.  The execution, delivery and performance by the Company of this Agreement, and the execution, delivery and performance by the Company of the Ancillary Agreements to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not (a) violate any provision of the Organizational Documents of the Company or any of its Subsidiaries; (b) assuming the receipt of all Regulatory Approvals and Non-Governmental Consents, conflict with, or result in the breach of, or constitute a default under, or result in the termination, cancellation, modification or acceleration (whether after the filing of notice or the lapse of time or both) of any material right or obligation of the Company or any of its Subsidiaries under, or result in a loss of any benefit to which the Company or any of its Subsidiaries is entitled under, any Contract to which the Company or any of its Subsidiaries is a party, or result in the creation of any Lien upon any assets of the Company or any of its Subsidiaries; or (c) assuming the receipt of all Regulatory Approvals and Non-Governmental Consents, violate or result in a breach of or constitute a default under any Law or Governmental Authorization to which the Company or any of its Subsidiaries is subject, other than, in the case of clauses (b) and (c), conflicts, breaches, terminations, defaults, cancellations, accelerations, losses, violations or Liens that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries or their respective businesses and assets, taken as a whole, or affect the ability of the Company to consummate the transactions contemplated hereby or pursuant to the Women’s Health APA.

Section 3.6.                                       Assets; Capitalization; Equity Interests.

(a)                                 Assets.  Except as set forth in Schedule 3.6(a), or with respect to Intellectual Property or the assets being sold pursuant to the Women’s Health APA, the Company and its Subsidiaries have good and marketable title to or a valid leasehold interest in their respective material assets owned or used by them, free and clear of all Liens, other than Permitted Liens.

(b)                                 Capitalization; Ownership of Equity Interests.  Schedule 3.6(b) sets forth, as of the close of business on September 25, 2014, (i) the name and address of record of each Fully Diluted Common Holder and the securities of the Company owned of record by each Fully Diluted Common Holder, and, (ii) the name of each holder of Company Stock Options and Company RSUs, and in each case with respect to Company Stock Options, Company RSUs, and any other options, warrants, instruments and other rights to acquire capital stock of the Company (collectively, “Company Securities”), (A) the per-share exercise price payable therefor, (B) the number of shares of the Company’s Common Stock that each Company Security is exercisable for (all of which Company Securities shall vest at the Closing), (C) whether the holder of such Company Securities is an employee of the Company as of the date hereof, and (D) whether the vesting of such Company Securities shall be accelerated as a result of the Merger.  To the Knowledge of the Company, each Fully Diluted Common Holder of record owns all beneficial interest in such securities.  The authorized capital stock, membership interests or other equity interests set forth in Schedule 3.6(b) constitute the only shares of capital stock, membership interests or other equity interests of the Company and its Subsidiaries on the date hereof, and such shares or equity interests have been all duly authorized and, to the extent the following concepts are applicable thereto and to the extent such shares or equity interests are issued and outstanding, are validly issued and fully paid, and are nonassessable.  All of the issued and outstanding shares of Common Stock, and all Company Stock Options and Company RSUs, were issued in compliance in all material respects with all applicable state and federal laws concerning the issuance of securities.  All of the shares of Common Stock that may be issued pursuant to the exercise of outstanding Company Stock Options will, when issued (assuming that such shares would be issued), be duly authorized, validly issued, fully paid and nonassessable.

(c)                                  Agreements with Respect to Equity Interests.  Except for the Stockholders Agreement or as set forth in Schedule 3.6(b) or Schedule 3.6(c), as of the date hereof, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements or commitments of any character under which the Company or any of its Subsidiaries are or may become obligated to issue or sell, or give any Person a right to subscribe for or acquire, or in any way dispose of, any shares of the capital stock, membership interests or other equity interests, or any securities or obligations exercisable or exchangeable for or convertible into any shares of the capital stock or other equity interests, of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding.  Except for the Stockholders Agreement or as set forth in Schedule 3.6(c), as of the date hereof, the outstanding stock, membership interests and other equity interests of the Company and its Subsidiaries are not subject to any voting trust agreement or other contract, agreement or arrangement restricting or otherwise relating to the voting, dividend rights or disposition of such stock or other equity interests.  Except as set forth in Schedule 3.6(c), as of the date hereof, there are no phantom stock or similar rights providing economic benefits based, directly or indirectly, on the value or price of the stock or other equity interests of the Company or any of its Subsidiaries.

(d)                                 Sufficiency of Assets.  Except with respect to Intellectual Property Rights, the tangible assets owned, leased or licensed by the Company and its Subsidiaries are sufficient in all material respects to carry on the business and operations of the Company and its Subsidiaries (excluding the business and operations being sold pursuant to the Women’s Health APA), taken as a whole, as presently conducted.  None of the assets of the Company to be conveyed pursuant to the Women’s Health APA are used in, or necessary to the operation of the Company’s businesses (other than the businesses of the Company contemplated to be transferred to the Women’s Health Buyer pursuant to the Women’s Health APA).

Section 3.7.                                       Financial Statements.

(a)                                 On or prior to the date hereof, the Company has made available to Buyer a correct and complete copy of the audited consolidated balance sheet of the Company and its Subsidiaries as of March 31, 2014, and the related consolidated statements of operations and cash flows, in each case, including notes thereto, for the year ended March 31, 2014 (collectively, the “Audited Financial Statements”) and unaudited consolidated balance sheet of the Company and its Subsidiaries as of June 30, 2014, and the related consolidated statements of operations and cash flows, in each case, for the three (3) months ended June 30, 2014 (collectively, the “Unaudited Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”).

(b)                                 Each of the Financial Statements have been prepared in accordance with GAAP, consistently applied, and fairly presents in all material respects the consolidated, if applicable, financial position of the Company and its Subsidiaries as of the date thereof, and each of the statements of operations and cash flows or equivalent statements contained in the Financial Statements (including any related notes and schedules thereto) fairly presents in all material respects the consolidated results of operations and cash flows of the Company and its Subsidiaries specified in such statement, for the periods specified in such statement, in each case in accordance with GAAP (subject, in the case of Unaudited Financial Statements, to changes resulting from normal year-end adjustments (including deferred Tax entries) and to the absence of footnote disclosures).

(c)                                  The relevant auditors have issued unqualified audit reports in respect of each of the Audited Financial Statements.  There are no other communications of the auditors to the Company covering the periods reflected in the Financial Statements with regard to material unresolved issues in the Financial Statements, other than those listed in Schedule 3.7(c).  The Company has not withheld any information from the auditors, which, if disclosed would have caused the auditors to qualify their audit report or to refuse to issue their report with respect to any of the Audited Financial Statements.  Since September 16, 2013, no auditor to the Company has declined or indicated its inability to issue an opinion with respect to any financial statements of the Company.

(d)                                 The Company and its Subsidiaries maintain adequate internal accounting controls that are reasonably designed to provide reasonable assurance that: (i) transactions are recorded in the books and records of the Company and its Subsidiaries as necessary to permit preparation of the Financial Statements in accordance with GAAP; and (ii) access to the material assets of the Company is permitted only in accordance with the Company’s management’s general or specific authorization.  Since March 31, 2014, the independent registered accountants of the Company have not notified the Company in writing of, or, to the Knowledge of the Company, identified or been made aware of: (A) any significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by the Company and its Subsidiaries; (B) any illegal act or fraud, whether or not material, that involves the Company’s management or other employees; or (C) any claim or allegation regarding any of the foregoing.

Section 3.8.                                       Litigation and Claims.  Except as set forth in Schedule 3.8, as of the date hereof, there are no material civil, criminal or administrative actions, proceedings, suits, demands, claims, hearings, proceedings or investigations filed by or before any Governmental Entity, arbitral panel or mediator (“Litigations” or “Litigation”) pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries.  Except as set forth in Schedule 3.8, as of the date hereof, there are no Litigations pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries that, individually or in the aggregate, would have a material adverse effect on the Company’s ability to execute, deliver or perform this Agreement or any Ancillary Agreement, or to timely consummate the transactions contemplated hereby or thereby.  Except as set forth in Schedule 3.8, as of the date hereof, the Company is not subject to any material order, writ, judgment, award, injunction or decree of any Governmental Entity of competent jurisdiction or any arbitrator or arbitrators.

Section 3.9.                                       Compliance with Law.  Except as set forth in Schedule 3.9:

(a)                                 each of the Company and its Subsidiaries is currently in, and during the past two years has been in, material compliance with applicable Law; and

(b)                                 the Company has heretofore made available to Buyer complete and correct copies of all written notices received by the Company or any of its Subsidiaries alleging any material violation under any applicable Law that the Company or any of its Subsidiaries have received since September 16, 2013 and prior to the date of this Agreement.

Section 3.10.                                Intellectual Property.

(a)                                 Schedule 3.10(a) contains a complete and correct list of (i) registered Company Intellectual Property Rights, including all active registrations of, and all pending applications to register any, Company Intellectual Property Rights, and (ii) license agreements pursuant to which any material Company Intellectual Property Rights are licensed to third parties (excluding licenses to the Company or its Subsidiaries arising from the purchase of generally available “off the shelf” or other standard products), in each case as of the date hereof.  All material licenses related to the Company Intellectual Property have been made available to Buyer, and neither the Company nor its Subsidiaries is in material breach or default thereof.  To the Knowledge of the Company, as of the date hereof, the Company Intellectual Property Rights identified on Schedule 3.10(a)(i) are registered, held and/or recorded in the name of the Company or one of its Subsidiaries and not subject to any pending cancellation, interference, reissue, or reexamination proceeding.

(b)                                 Except to as set forth on Schedule 3.10(b), as of the date hereof, the Company and its Subsidiaries own the exclusive right, title and interest to all material Company Intellectual Property Rights, free and clear of all Liens (other than Permitted Liens and non-exclusive licenses (whether implied or otherwise) granted by the Company or any of its Subsidiaries to any Person in the ordinary course of business).

(c)                                  Except as set forth on Schedule 3.10(c), as of the date hereof, there are no pending or, to the Knowledge of the Company, threatened claims by any Person made against the Company or any of its Subsidiaries alleging that the Company or any of its Subsidiaries has infringed or misappropriated any material Intellectual Property Rights of any Person.  To the Knowledge of the Company, as of the date hereof, the material products and services of the Company and its Subsidiaries, as currently provided by the Company and its Subsidiaries, do not infringe or misappropriate any Intellectual Property Right owned by any Person.  Except as set forth on Schedule 3.10(c), to the Knowledge of the Company, as of the date hereof, no Person is infringing upon or misappropriating any of the material Company Intellectual Property Rights.  Except as set forth on Schedule 3.10(c), as of the date hereof, neither the Company nor any of its Subsidiaries has sent any written communication since September 16, 2013 alleging that any Person has infringed or misappropriated any material Company Intellectual Property Rights.

(d)                                 The Company and its Subsidiaries take reasonable measures to protect material Confidential Information and Trade Secrets, including, to the Knowledge of the Company, by requiring all Persons having access thereto to execute written non-disclosure agreements.

(e)                                  None of the material Company Intellectual Property Rights is subject to any outstanding Governmental Order restricting the use thereof.

(f)                                   To the Knowledge of the Company, all material registered Company Intellectual Property Rights are valid and enforceable. All applicable application, registration and maintenance fees due prior to the date hereof regarding any material registered Company Intellectual Property Rights listed on Schedule 3.10(a)(i) have been paid in a timely manner.

(g)                                  Since September 16, 2013, the Company and its Subsidiaries have each taken actions reasonably necessary to maintain and protect each item of material Company Intellectual Property Rights, including the secrecy, confidentiality and value of trade secrets and other confidential information.  The Company has a policy requiring, and to the Company’s Knowledge, all present employees and independent contractors of, and consultants to, each of the Company and its Subsidiaries, and all past employees and independent contractors of, and consultants to, each of the Company and its Subsidiaries, that authored, developed or otherwise created material Company Intellectual Property Rights have entered into agreements pursuant to which such employee, independent contractor or consultant agrees to protect the confidential information of the Company and its Subsidiaries and assign to the Company and its Subsidiaries such Intellectual Property Rights authored, developed or otherwise created by such employee, independent contractor or consultant in the course of his, her or its employment or other relationship with the Company or its Subsidiaries without further consideration or any restriction or obligation on the use or ownership of such Intellectual Property Rights.

(h)                                 Notwithstanding the foregoing, none of the representations in this Section 3.10 shall apply to the Intellectual Property Rights of the Company or its Subsidiaries which are specifically assigned to the Women’s Health Buyer pursuant to the Women’s Health APA.

(i)                                     Except as set forth on Schedule 3.10(i), neither the Company nor any of its Subsidiaries is party as of the date hereof to any Contract pursuant to which it has been granted a license to any third party Intellectual Property Rights necessary to develop, manufacture, market or sell the Company Product in its current form as of the date hereof.

Section 3.11.                                Employee Benefits.

(a)                                 Schedule 3.11(a) sets forth a complete and accurate list of each “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and each other material profit-sharing, bonus, stock option, stock purchase, restricted stock, stock ownership, equity compensation, pension, retirement, deferred compensation, employment, welfare, incentive, short- or long-term disability, retention, salary continuation, change in control or life insurance plan, program, contract or arrangement, in any case, established, maintained, sponsored or contributed to by the Company or any of its Subsidiaries for the benefit of any current or former employee, officer, director or independent contractor of the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries has any liability (collectively, the “Benefit Plans”), in each case, in effect on the date hereof.  As applicable with respect to each Benefit Plan, the Company has made available to Buyer true and complete copies of (i) each Benefit Plan, including all amendments thereto, (ii) all current trust documents, investment management contracts, custodial agreements and insurance contracts relating thereto, (iii) the current summary plan description and each summary of material modifications thereto, (iv) the most recently filed annual report (Form 5500 and all schedules thereto) and (v) the most recent determination or opinion letter received from the IRS.

(b)                                 Each Benefit Plan has been maintained in material compliance with its terms and ERISA and the Code, as applicable.  As of the date hereof, there are no Litigations pending, or to the Knowledge of the Company, threatened in writing, with respect to any Benefit Plan (other than routine claims for benefits in the ordinary course of business) that are reasonably expected to result in material liability to the Company or any of its Subsidiaries.  None of the Benefit Plans are, to the Company’s Knowledge, presently under audit or examination (nor has notice been received of any potential audit or examination) by any Governmental Entity.

(c)                                  At no time during the past six years, has the Company or any of its Subsidiaries or any ERISA Affiliate (i) sponsored, maintained or contributed to an “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV of ERISA or (ii) been required to contribute to, or incurred any “withdrawal liability” (within the meaning of Section 4201 of ERISA) with respect to, any “multiemployer plan” (within the meaning of

Section 3(37) of ERISA).  Neither the Company or any Subsidiary has any liability under Title IV of ERISA by reason of its being or having been treated as under common control with any other entity under ERISA or Section 414 of the Code.

(d)                                 Each Benefit Plan that is an “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) and that is intended to meet the qualification requirements of Section 401(a) of the Code (each, a “Pension Plan”) has received a determination, opinion or advisory letter from the IRS to the effect that such Pension Plan and any related trust are qualified and exempt from U.S. federal income taxes under Sections 401(a) and 501(a) of the Code, respectively (or such Pension Plan or related trust has remaining a period of time under the Code or pronouncements of the IRS in which to apply for such a letter and make any amendments necessary to obtain a favorable letter as to the qualified status of each such Pension Plan or related trust), and to the Knowledge of the Company, nothing has occurred that could reasonably be expected to adversely affect such qualified status.

(e)                                  Except as set forth on Schedule 3.11(e), no Benefit Plan provides, nor has the Company or any of its Subsidiaries promised to provide, life or health insurance benefits to any employee (or spouse or dependent thereof) of the Company or any of its Subsidiaries beyond such employee’s termination of employment or service, except as required by Section 4980B of the Code or similar U.S. state Law.

(f)                                   With respect to each Benefit Plan that covers current and former employees of the Company or any of its Subsidiaries located outside of the United States: (i) the Company and each of its Subsidiaries has performed in all material respects the obligations required thereunder, (ii) all payments (including premiums due) and all employer and employee contributions required to have been collected have been paid when due, or if applicable, accrued on the balance sheet of the applicable Company or Subsidiary, (iii) no Taxes, penalties or fees are owing or assessable under or against any such Benefit Plan that reasonably are expected to result in material liability to the Company or any of its Subsidiaries, (iv) no event has occurred with respect to any such Benefit Plan which is tax-qualified or registered under Law which would reasonably be expected to result in the revocation or loss of such tax-qualified status or registration of such Benefit Plan, or which would entitle any Person (without the consent of the sponsor of such plan) to wind up or terminate any such Benefit Plan, in whole or in part, in any manner that would result in a Liability to the Company or any of its Subsidiaries, and (v) all minimum funding obligations required by applicable Law have been met.

(g)                                  Except as set forth on Schedule 3.11(g), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event, such as a termination of employment) (i) result in any payment (including severance, parachute or otherwise) becoming due to any employee of the Company or any of its Subsidiaries under any Benefit Plan or otherwise, (ii)  materially increase any benefits otherwise payable under any Benefit Plan, or (iii) result in the acceleration of the time of payment, funding or vesting of any material benefits.

(h)                                 Each Benefit Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code) is in compliance with the requirements of Section 409A, except as would not reasonably be expected to result in a material liability to the

Company.  Neither the Company nor any of its Subsidiaries has any obligation to indemnify any Person for any Taxes imposed under Section 4999 or 409A of the Code.

(i)                                     Except as set forth in Schedule 3.11(i) (without regard to whether or not the waivers to be sought as contemplated by Section 5.9(a) are actually obtained), no amount paid or payable (whether in cash or property or the vesting of property) by the Company or any of its Subsidiaries as a result of the consummation of the transactions contemplated by this Agreement to any of their respective employees, stockholders or consultants under any Benefit Plans or otherwise, would not be deductible by reason of Section 280G of the Code or would be subject to an excise tax under Section 4999 of the Code.

Section 3.12.                                Employment Matters.

(a)                                 As of the date hereof, neither the Company nor any of its Subsidiaries is party to or bound by any collective bargaining agreement with respect to the Employees and to the Knowledge of the Company there are no activities or proceedings of any labor union, works council or other employee representative group to organize any Employees.

(b)                                 As of the date hereof, there is no unfair labor practice charge or complaint against the Company or any of its Subsidiaries pending before the National Labor Relations Board that, if adversely determined, would result in any material liability to the Company or any of its Subsidiaries.  There is not now pending and, to the Knowledge of the Company, no Person has threatened to commence, any strike, lockout, slowdown, or work stoppage affecting the Company, any of its Subsidiaries or any Employees.

(c)                                  The Employees have been since September 16, 2013, and currently are, properly classified under the Fair Labor Standards Act of 1938, as amended, and under any similar Law of any state or other jurisdiction applicable to such Employees.  To the Knowledge of the Company, any Persons now engaged by the Company or any of its Subsidiaries as consultants or contract laborers or independent contractors, rather than Employees, have been properly classified as such, were and have been engaged in accordance with all applicable Laws, and have been treated accordingly and appropriately, for all Tax purposes.

(d)                                 The Company and each of its Subsidiaries has been since September 16, 2013, and is in compliance, in all material respects, with all applicable Laws and agreements respecting employment, employment practices, employee benefits, terms and conditions of employment, immigration matters, labor matters, discrimination, retaliation, civil rights, veterans’ rights, occupational safety and health and wages and hours, in each case, with respect to its Employees and consultants and to the Knowledge of the Company there are no notices or allegations to the contrary.

(e)                                  There are no material demands or claims pending or, to the Knowledge of the Company, threatened, before any Governmental Entity by any Employees for compensation, pending severance benefits, vacation time, unpaid meal or rest breaks, vacation pay or pension benefits.  There are no material demands or claims pending or, to the Knowledge of the Company, threatened, before any Governmental Entity from any Employee or any other Person arising out of the Company’s or any of its Subsidiaries’ status as employer or joint employer, whether in the form of claims for employment discrimination, harassment, retaliation, wrongful discharge, wage and hour violations, breach of contract or otherwise.  In addition, there are no pending or, to the Knowledge of the Company, threatened material claims or actions against the Company or any of its Subsidiaries under any workers compensation policy or long-term disability policy.

(f)                                   Since September 16, 2013, neither the Company nor any of its Subsidiaries has implemented any plant or office closing, transfer of employees or layoff of Employees that (without regard to any actions that might be taken by Buyer or Merger Sub after the Closing) is in violation of any applicable WARN or similar Laws.

(g)                                  The Company and each of its Subsidiaries have obtained all required approvals or consents, and engaged in all legally required collective or individual consultation, information, notification or negotiations, as may be required by Law regarding the effects of this Agreement.

(h)                                 The Company and each of its Subsidiaries are compliant in all material respects with data privacy Laws regarding the retention, recording, use and transfer of personal and sensitive data pertaining to Employees, whether cross border or to third Persons, and the transactions contemplated by this Agreement will not result in Buyer, the Company or any of its Subsidiaries to be in breach of such data privacy Laws.

Section 3.13.                                Material Contracts.

(a)                                 Schedule 3.13 sets forth a list that is correct and complete, as of the date hereof, of the following Contracts to which the Company or any of its Subsidiaries are a party as of the date hereof (the “Material Contracts”):

(i)                                     agreements where the performance required to be performed thereunder involves aggregate consideration to or by the Company or any of its Subsidiaries in excess of $100,000 per annum, other than software license agreements entered into in the ordinary course of business;

(ii)                                  agreements which restrict or limit in any material respect the ability of the Company or any of its Subsidiaries to compete in any line of business; solicit any customers, employees, consultants or independent contractors; acquire any products, assets or services; develop, sell, supply, distribute, offer, support or service any products; perform any services; in each case other than license agreements entered into in the ordinary course of business;

(iii)                               agreements with Affiliates of the Company (including any intercompany indebtedness, guaranty, receivable or payable between any of the Company or any of its Subsidiaries, on the one hand, and any Affiliates of the Company (other than the Company or any Subsidiary of the Company), on the other hand), other than agreements solely between or among the Company or any of its Subsidiaries;

(iv)                              agreements which relate to Indebtedness owed by the Company or any of its Subsidiaries;

(v)                                 mortgages, pledges or security agreements or similar arrangements constituting a Lien upon the assets or properties of the Company or any of its Subsidiaries, in each case granted in connection with the incurrence of Indebtedness;

(vi)                              agreements for the sale or purchase of personal property (other than the sale of inventory in the ordinary course of business) having a value individually, with respect to all sales or purchases thereunder, in excess of $50,000, other than agreements entered into in the ordinary course of business;

(vii)                           agreements providing for the development, testing, design, or manufacture of Product that generate or are reasonably expected to generate $100,000 or more of annualized expense to the Company or any of its Subsidiaries;

(viii)                        agreements providing for the distribution, sale, purchase or marketing of Product that generate or are reasonably expected to generate $250,000 or more of annualized revenues by the Company or any of its Subsidiaries;

(ix)                              agreements for the sale or purchase of fixed assets or real estate having a value individually, with respect to all sales or purchases thereunder, in excess of $50,000, other than agreements entered into in the ordinary course of business;

(x)                                 all Leases;

(xi)                              agreements with any officer, employee or director;

(xii)                           agreements with any consultant where the performance required to be performed thereunder (assuming for this purpose that such agreements are terminated in accordance with any applicable “early termination” provisions) involves aggregate consideration to or by the Company or any of its Subsidiaries in excess of $50,000 per annum (other than agreements on a “time and materials” basis);

(xiii)                        any contract granting to any Person a right of first refusal or option to purchase or acquire any assets of the Company or any of its Subsidiaries valued at an amount in excess of $50,000;

(xiv)                       all capital or operating leases of personal property that involve aggregate payments in excess of $50,000 per year;

(xv)                          all supply agreements that involve aggregate payments required to be made in excess of $50,000 per year; and

(xvi)                       any partnership or joint venture agreement.

(b)                                 All Material Contracts are in full force and effect as of the date hereof against the Company or the applicable Subsidiary of the Company party thereto, and are valid, binding and enforceable against such party, and, to the Knowledge of the Company, each other party thereto, in each case in accordance with the express terms thereof, except in each case as may be affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, or moratorium Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.  As of the date hereof, neither the Company nor any of its Subsidiaries has received notice of any default or threat thereof with respect to any Material Contract.  Except as set forth in Schedule 3.13(b), as of the date hereof, there does not exist under any Material Contract any material violation, breach or event of default, or alleged violation, breach or event of default, or event or condition that, after notice or lapse of time or both, would constitute a violation, breach or event of default thereunder on the part of the Company or the applicable Subsidiary of the Company.  The Company has made available to Buyer a true and complete copy of each Material Contract, as amended as of the date hereof.

Notwithstanding anything to the contrary in this Section 3.13, no Contract which is specifically assigned to, and assumed by, the Women’s Health Buyer pursuant to the Women’s Health APA, shall be deemed to be a Material Contract.

Section 3.14.                                Real Property.

(a)                                 Neither the Company nor any of its Subsidiaries owns real property. Schedule 3.14(a) sets forth a correct and complete list of all real property that is leased and occupied by the Company or any of its Subsidiaries (the “Leased Real Property”) as of the date hereof.  The Company has, or has caused to be, made available to Buyer correct and complete copies of each of the leases pursuant to which the Company or any of its Subsidiaries leases the Leased Real Property, including any subleases, assignments, amendments, and other ancillary documents pertaining to the Leased Real Property (collectively, the “Leases”).

(b)                                 The Leases are legal, valid, binding, enforceable and in full force and effect and the Company or a Subsidiary of the Company, as applicable, holds an existing leasehold interest for the term set forth in each corresponding Lease and each Lease will continue to be valid, existing and in full force and effect on identical terms immediately following the consummation of the transactions contemplated hereby, except in each case as may be affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, or moratorium Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies. With respect to each Lease, neither the Company nor the applicable Subsidiary of the Company, nor, to the Knowledge of the Company, any other party to such Lease is in material breach of or default under such Lease (as applicable), and no event has occurred which with notice or lapse of time would constitute a material breach or default by the Company or the applicable Subsidiary of the Company, or, to the Knowledge of the Company, any other party to such Lease.  Except as set forth on Schedule 3.14(b), none of the Leases have, in turn, been leased, subleased or otherwise assigned to a third party.  With respect to each Lease, the Company or applicable Subsidiary of the Company has not exercised or given any notice of exercise, and no lessor or lessee has exercised or received any notice of exercise by a lessor or lessee of, any option, right of first offer or right of first refusal contained in any such Lease, including any such option or right pertaining to purchase, expansion, renewal, extension or relocation.

(c)                                  The occupancy, use and operation of the Leased Real Property complies in all material respects with all applicable Laws and Governmental Authorizations and does not materially violate any instrument of record or Lease affecting such property.

(d)                                 Except as set forth in Schedule 3.14(d), as of the date hereof, there are no material pending or, to the Knowledge of the Company, threatened, appropriation, condemnation, eminent domain or like proceedings relating to the Leased Real Property.

Section 3.15.                                Taxes.  Except as set forth in Schedule 3.15:

(a)                                 All Income Tax Returns and other material Tax Returns of the Company and its Subsidiaries that are required to be filed on or before the Closing (taking into account any available extensions) have been duly and timely filed and all such Tax Returns are true and correct in all material respects.  The Company and its Subsidiaries have timely paid all Taxes due and owing by any of them under applicable Laws (whether or not shown on any Tax Return), except for such amounts that are being contested in good faith by appropriate action and for which adequate provisions have been established in accordance with GAAP.  Since March 31, 2014 and except as contemplated or permitted by this Agreement, the Company and its Subsidiaries have not incurred any material liability for Taxes outside the ordinary course of business or otherwise inconsistent with past practice.

(b)                                 Each of the Company and its Subsidiaries has (i) duly and timely withheld all Taxes required to be deducted or withheld from payments made by it, (ii) timely paid to the appropriate Taxing Authority all such deducted or withheld amounts and (iii) otherwise complied in all material respects with applicable Law relating to withholding of Taxes.

(c)                                  There are no Liens for Taxes upon any of the assets of the Company or its Subsidiaries other than for current Taxes not yet due and payable.

(d)                                 No action, claim, administrative proceeding or court proceeding with regard to Taxes or any Tax Return referred to in clause (a) of this Section 3.15 is currently in progress, pending or, to the Knowledge of the Company, threatened.  No deficiency with respect to any Tax is currently proposed, and all deficiencies asserted or assessments made, if any, in respect of any Taxes of the Company or its Subsidiaries have been paid in full, unless the validity or amount thereof is being contested by the Company or any of its Subsidiaries in good faith by appropriate action and for which adequate provisions have been established in accordance with GAAP.  No written notice of a claim that has not been fully resolved has been delivered to the Company by a Taxing Authority in a jurisdiction where none of the Company or any of its Subsidiaries files Tax Returns that the Company or such Subsidiary is subject to taxation by that jurisdiction, and to the Knowledge of the Company, no such claim has been threatened.

(e)                                  No written agreement or other document extending, or having the effect of extending, the period of assessment, deficiency or collection of any material Taxes payable by the Company or any of its Subsidiaries is in effect as of the date hereof, and no waiver or extension of any statute of limitations with respect to any Tax liability or deficiency of the Company or any of its Subsidiaries is presently in effect.  Neither the Company nor any of its Subsidiaries is the beneficiary of any extension of time (other than an automatic extension of time not requiring the consent of the applicable Taxing Authority) within which to file any Tax Return not previously filed.  No power of attorney has been executed by or on behalf of the Company or any of its Subsidiaries with respect to any matters relating to Taxes that is current in force and that will continue to be in force after the Closing Date.

(f)                                   None of the Company or any of its Subsidiaries (i) is or has ever been a member of any affiliated group that filed or was required to file an affiliated, consolidated, combined or unitary Tax Return (other than any current group of which the Company is the common parent), or (ii) has any liability for the Taxes of another Person (other than another current member of the group described in the parenthetical of the preceding clause (i)) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Laws), as a transferee or successor, or by Contract.

(g)                                  None of the Company or any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (i) change in method of accounting for any taxable period ending on or prior to the Closing Date, (ii) installment or open transaction disposition made on or prior to the Closing Date, (iii) prepaid amount received on or prior to the Closing Date, or (iv) Section 108(i) of the Code.

(h)                                 None of the Company or any of its Subsidiaries has distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(i)                                     None of the Company or any of its Subsidiaries (i) has entered into any “closing agreement” as defined in Section 7121 of the Code (or any similar provisions of state, local or foreign Laws), (ii) has requested or received, or is the subject of, any Tax ruling from any Taxing Authority or (iii) currently is the beneficiary of any Tax holiday or other Tax reduction or incentive arrangement with any Taxing Authority.

(j)                                    None of the Company or any of its Subsidiaries has been a party to a transaction that is a “reportable transaction” as defined in Treasury Regulations Section 1.6011-4(b).

(k)                                 None of the Company’s Subsidiaries (other than Ther-Rx Corporation (now known as Lumara Health Ltd.) and Drugtech Corporation (now known as Lumara Health IP Ltd.)) conducts any business activity, holds any material assets, has any material liabilities, or owes any Taxes.  Each of the Company’s Subsidiaries that was formed or organized under foreign Law is, and has been since its formation, classified as an association taxable as a corporation for U.S. tax purposes.

(l)                                     Other than the representations contained in Section 3.19(e) and Section 3.11, this Section 3.15 constitutes the sole representations and warranties of the Company with respect to any Tax matters, and other than the representations contained in Section 3.15(g), the representations and warranties in this Section 3.15 may only be relied upon for Pre-Closing Tax Periods.

Section 3.16.                                Insurance.  Schedule 3.16 sets forth a complete list of the material insurance policies or binders for which the Company or any of its Subsidiaries is a policyholder or which covers the business or assets of the Company and its Subsidiaries, in each case that are in effect as of the date hereof (“Insurance Policies”).  All Insurance Policies are in full force and effect in accordance with their terms and are valid and enforceable, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, or moratorium Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies, and all premiums with respect thereto covering all periods up to and including the Closing Date have been paid or will be paid when due. Since April 1, 2013, the Company has not received any written notice of cancellation, material increase in premium or denial of renewal in respect of any of the Insurance Policies.  Notwithstanding the foregoing, no representation or warranty is made under this Section 3.16 in respect of any matters relating to any Benefit Plan (any such representation or warranty being made (if at all) under Section 3.11).

Section 3.17.                                Finders’ Fees.  Except (a) as set forth in Schedule 3.17, and (b) for fees payable to Perella Weinberg Partners LP and T.R. Winston & Company, LLC, there is no fee or commission payable by the Company or any of its Subsidiaries to any investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Affiliates in connection with the transactions contemplated hereby.

Section 3.18.                                Environmental Compliance.  Except as set forth Schedule 3.18 or as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect:

(a)                                 (i) the Company and its Subsidiaries have obtained and possess all material Governmental Authorizations required by applicable Laws relating to pollution or protection of the environment (“Environmental Laws”), and (ii) the Company and its Subsidiaries are in compliance with all terms and conditions of such Governmental Authorizations and all applicable Environmental Laws.

(b)                                 As of the date hereof, neither the Company nor any of its Subsidiaries has received any written notice regarding any actual or alleged material violation of Environmental Laws, or any material investigatory, remedial or corrective obligations under Environmental Laws, relating to any of the Leased Real Property arising under Environmental Laws that is pending and unresolved.

(c)                                  As of the date hereof, there are no pending or, to the Knowledge of the Company, threatened orders, writs, judgments, awards, injunctions or decrees of any Governmental Entity or Litigations involving environmental matters or Environmental Laws against the Company or any of its Subsidiaries.

This Section 3.18 constitutes the sole representations and warranties of the Company with respect to any environmental matters or Environmental Laws.

Section 3.19.                                Absence of Certain Changes or Events.  Except as set forth in Schedule 3.19 or as otherwise contemplated hereby, during the period beginning on March 31, 2014 and until the date of this Agreement there has not been or occurred: (a) a Material Adverse Effect; (b) any making, declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any capital stock or membership interest of the Company or any of its Subsidiaries, or any purchase, redemption or other acquisition by the Company or any of its Subsidiaries of any of its capital stock, membership interest or any other equity securities of such Person (other than any such dividend, distributions, purchases, redemptions, acquisitions or other similar transactions solely involving the Company or any of its Subsidiaries); (c) any change (or filing to request any change) by the Company or any of its Subsidiaries in its accounting methods, principles or practices (including any change in depreciation or amortization policies or rates or revenue recognition policies), except as required by either Law or GAAP; (d) any material revaluation by the Company or any of its Subsidiaries of any of its material assets, excluding writing-off or discounting of notes, accounts receivable or other assets in the ordinary course of business consistent with past practice; (e) any change by the Company or any of its Subsidiaries in its material Tax elections or accounting methods or periods, entry into any closing agreement by the Company or any of its Subsidiaries, settlement or compromise of any claim or assessment, in each case in respect of Income Taxes or other material Taxes, surrender of any material refund of Taxes, filing of any amended material Tax Return, or any consent by the Company or any of its Subsidiaries to any extension or waiver of any limitation period with respect to any claim or assessment for Income Taxes or other material Taxes; (f) any resignation or termination of any officers or key employees of the Company or any of its Subsidiaries; (g) any material damage, destruction or loss of the material assets or properties of the Company or any of its Subsidiaries (other than ordinary wear and tear), whether or not covered by insurance; (h) any direct or indirect loans made to any stockholder, employee, officer or director of the Company or any of its Subsidiaries; (i) except (1) in the ordinary course of business consistent with past practice, (2) pursuant to the terms of any existing compensation arrangement or agreement, (3) as required by applicable Law or to maintain the tax qualified status of any Benefit Plan under Section 401(a) of the Code or (4) in connection with a new hire or a promotion consistent with past practice, any material change in any compensation arrangement or agreement with any employee, officer, director or stockholder of the Company or any of its Subsidiaries; (j) any material sale, assignment, transfer, encumbrance, lapse, expiration, abandonment, or license of any Company Intellectual Property Rights or other intangible assets of the Company or any of its Subsidiaries; (k) any sale, exchange or other disposition of any of the material assets or material rights, other than the sale of inventory in the ordinary course of business and other than intercompany transactions, of the Company or any of its Subsidiaries; or (l) any “channel stuffing” or any similar program, activity or other action (including any rebate, discount, chargeback or refund policy or practice) undertaken by the Company that in each case is intended or would reasonably be expected to result in purchases by customers that are materially in excess of normal customer purchasing patterns consistent with past course of dealing with the Company during the 12 full months prior to the date hereof (plus the month in which the date hereof occurs); provided, however, that fluctuation in sales in response to seasonal demands consistent with past practice or to demands due to market or other

external factors outside of the Company’s control shall not be deemed to violate the foregoing provision.   Notwithstanding the foregoing, none of the representations in clauses (g), (j), (k) or (l) above shall apply to the assets of the Company or its Subsidiaries which are specifically assigned to the Women’s Health Buyer pursuant to the Women’s Health APA.  Except as set forth in Schedule 3.19 or as otherwise contemplated hereby, since March 31, 2014, until the date of this Agreement, the Company and its Subsidiaries, taken as a whole, have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice.

Section 3.20.                                No Undisclosed Liabilities.  Except for liabilities (a) reflected or reserved for in any of the Financial Statements; (b) set forth in this Agreement or in the Schedules; (c) incurred in the ordinary course of business since March 31, 2014 (none of which is a violation of Law or a Contract); or (d) arising under any Contract of the Company or any of its Subsidiaries (whether or not listed in the Schedules) (other than liabilities resulting from a breach of any such Contract), there are no material liabilities of the Company or any of its Subsidiaries that would be required to be reflected on a consolidated balance sheet of the Company and its Subsidiaries that is prepared in accordance with GAAP.

Section 3.21.                                Permits and Licenses.

(a)                                 Schedule 3.21 lists all material Governmental Authorizations owned by the Company or any of its Subsidiaries as of the date hereof that are related to the Company Product.  Since September 16, 2013, neither the Company nor any of its Subsidiaries has received written notice from any Governmental Entity revoking or threatening to revoke any material Governmental Authorization related to the Company Product or alleging that the Company or any of its Subsidiaries are in material violation of any such Governmental Authorization.  Except as set forth in Schedule 3.21, the Company and its Subsidiaries have obtained all material Governmental Authorizations that are necessary with respect to the Company Product to permit the Company and its Subsidiaries to carry on their businesses as conducted on the date hereof in all material respects.

(b)                                 Except as set forth in Schedule 3.21(b): (i) all material reports, documents, claims, Governmental Authorizations and notices required to be filed, maintained or furnished to any Governmental Entity by the Company or any of its Subsidiaries since inception and relating to the Company Product, and since September 16, 2013, relating to any other product of the Company,  have been so filed, maintained or furnished, as applicable; (ii) all such reports, documents, claims, Governmental Authorizations and notices were complete and accurate in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing); and (iii) since inception and relating to the Company Product, and since September 16, 2013, relating to any other product of the Company, there have not been any material false statements or omissions or other material violations of any laws, statutes, orders, rules or regulations of Governmental Entities in connection with the Company’s or any of its Subsidiaries’ prior product development or marketing efforts.

Section 3.22.                                Related Party Transactions.  Except (a) for this Agreement and the Ancillary Agreements and the transactions contemplated hereby or thereby, (b) as set forth on Schedule 3.22, (c) for any Benefit Plans, or similar arrangements, and (d) for any Contracts or arrangements solely between or among the Company and/or any of its Subsidiaries (or among such Subsidiaries), no Affiliate, director or senior executive officer of the Company or any of its Subsidiaries is a party to any material Contract or other material business arrangement with the Company or any of its Subsidiaries. Except as set forth on Schedule 3.22, no director or senior executive officer of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any member of his or her immediate family is indebted to the Company or any of its Subsidiaries, nor is the Company or any of its Subsidiaries indebted (or committed to make loans or extend or guarantee credit) to any of them other than (a) for payment of salary or fees (in the case of consultants) for services rendered, (b) reimbursement for reasonable expenses incurred on behalf of the Company or any of its Subsidiaries, and (c) for other standard employee benefits made generally available to all employees (including stock option agreements outstanding under any stock option plan approved by the board of directors of the Company or any of its Subsidiaries).  No director or senior executive officer of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any member of his or her immediate family, has or has had any direct or indirect interest in any material asset used in the Company or any of its Subsidiaries. To the Knowledge of the Company, none of such persons has any direct or indirect ownership interest in any firm or corporation that competes with the Company or any of its Subsidiaries, except that such persons may own stock in publicly-traded companies that may compete with the Company or any of its Subsidiaries that do not represent more than 2% of the outstanding equity thereof.  To the Knowledge of the Company, except (a) for this Agreement and the Ancillary Agreements and the transactions contemplated hereby or thereby, (b) as set forth on Schedule 3.22, and (c) for any Benefit Plans, or similar arrangements no member of the immediate family of any officer or director of the Company or any of its Subsidiaries has a direct or indirect interest in any party to a material contract with the Company or any of its Subsidiaries.

Section 3.23.                                Suppliers and Customers.

(a)                                 Schedule 3.23(a) sets forth a list of the ten (10) largest customers of the Company and its Subsidiaries on a consolidated basis (the “Top Ten Customers”) as measured by the aggregate amount of revenue received by the Company and its Subsidiaries on a consolidated basis from such customers from the period commencing on April 1, 2013, and ending on March 31, 2014, and for the period commencing on April 1 2014, and ending on August 31, 2014.

(b)                                 Schedule 3.23(b) sets forth a list of the ten (10) largest suppliers of the Company and its Subsidiaries on a consolidated basis (the “Top Ten Suppliers”) as measured by the aggregate amount of expenses accrued by the Company and its Subsidiaries on a consolidated basis with respect to payments to such suppliers from the period commencing on September 1, 2013, and ending on August 31, 2014.

Section 3.24.                                FDA Regulatory Matters.

(a)                                 No material investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the Company’s Knowledge, threatened, nor has any Governmental Entity delivered in writing to the Company an intention to conduct the same.

(b)                                 All applications and other documents submitted within the past five (5) years by the Company or the Company’s Subsidiaries to the FDA and all other applicable Regulatory Authorities in connection with a Governmental Authorization related to or for the Company Product, and since September 16, 2013, any other product of the Company, were true and correct in all material respects as of the date of submission (or were correct in or supplemented by a subsequent filing), and any material updates, changes, corrections or modifications to such applications and other documents required under applicable Laws have been submitted, except as, individually or in the aggregate, have not been, and are not reasonably expected to be, material to the Company and its Subsidiaries, taken as a whole.

(c)                                  Schedule 3.24(c) sets forth a true and complete list of all authorizations, approvals, applications, clearances, consents, qualifications and other rights from the FDA and all other applicable Governmental Authorities relating to the ability of the Company and its Subsidiaries to research, manufacture, package or market the Company Product, including Abbreviated New Drug Applications (“Regulatory Authorizations”) and there are no other Regulatory Authorizations required for the Company Product in connection with the conduct of the Company’s business as currently conducted.  All such Regulatory Authorizations are, in all material respects, (i) validly registered and on file with applicable Regulatory Authorities and (ii) in compliance with all formal filing and maintenance requirements.

(d)                                 There are no, and have not been within the last five (5) years any, inspection observations, warning or untitled letters, notices pursuant to 21 U.S.C. Section 305 or similar documents issued to the Company or its Subsidiaries, nor any manufacturing site which assists in the manufacture of the Company Product which is owned or operated by the Company or any of its Subsidiaries, or to the Knowledge of the Company, that of a contract manufacturer for the Company Product at any facility where the Company Product is tested, produced, processed, packaged or stored, that assert a material lack of compliance with any applicable Laws or regulatory requirements. Without limiting the foregoing, within the past five (5) years, except as set forth in Schedule 3.24(d), (A)  there have been no product warnings with respect to the Company Product (other than warnings detailed on or in the packaging for the Company Product), notifications or safety alerts conducted or issued by the Company or its Subsidiaries, the FDA or any other applicable Regulatory Authorities or otherwise with respect to the Company Product manufactured or purchased or marketed by the Company, and none of the foregoing has been requested or demanded by the FDA or any other applicable Regulatory Authorities; and (B)  neither the Company or its Subsidiaries has been convicted of, charged with, or investigated for, any crime or engaged in any conduct which would reasonably be expected to result in criminal liability, debarment or disqualification by the FDA or any other applicable Regulatory Authority.

(e)                                  The Company and its Subsidiaries have made available to Buyer accurate summaries or complete copies of all material serious adverse event reports, and periodic adverse event reports that have been received by the Company or any of its Subsidiaries during the previous five (5) years with respect to the Company Product, or the previous two (2) years with respect to any other product of the Company.

(f)                                   Within the past five (5) years, neither the Company nor any of its Subsidiaries have received any written notice or other written communication from the FDA or any other

Governmental Entity contesting the pre-market clearance or approval of, the uses of or the labeling and promotion of the Company Product, or within the previous two (2) years, any other product of the Company.  Within the past five (5) years, no manufacturing site which assists in the manufacture of the Company Product which is owned or operated by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, that of a contract manufacturer for the Company Product, has been subject to a Governmental Entity (including FDA) shutdown or import or export prohibition.

(g)                                  Within the past five (5) years, there have been no recalls (either voluntary or involuntary), field notifications, field corrections, market withdrawals or replacements, warnings, “dear doctor” letters, investigator notices, safety alerts or other notices of action relating to an alleged lack of safety, efficacy, or regulatory compliance of any product, or seizures ordered or adverse regulatory actions taken (or, to the Knowledge of the Company, threatened) by the FDA or any other applicable Regulatory Authority with respect to the Company Product,  or within the previous two (2) years, any other product of the Company, or any facilities where any such Company Product is tested, produced, processed, packaged or stored which are owned or operated by the Company or any of its Subsidiaries, or to the Knowledge of the Company, by a third party.

Section 3.25.                                FCPA and Anti-Corruption.

(a)                                 Neither the Company nor any of its Subsidiaries, nor any director, manager or employee of the Company nor any of its Subsidiaries, has in the last five (5) years, in connection with the business of the Company nor any of its Subsidiaries, itself or any of its agents, representatives, sales intermediaries, or any other third party, in each case, acting on behalf of the Company nor any of its Subsidiaries, taken any action in violation of the FCPA, the Bribery Act, or other applicable Bribery Legislation (in each case to the extent applicable).

(b)                                 Neither the Company nor any of its Subsidiaries, nor any director, manager or employee of the Company nor any of its Subsidiaries, has been in the last five (5) years, subject to any actual, pending, or threatened civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements, or enforcement actions, or made any voluntary disclosures to any Governmental Entity, involving the Company nor any of its Subsidiaries in any way relating to applicable Bribery Legislation, including the FCPA.

(c)                                  During the last five (5) years, each of the Company and its Subsidiaries has made and kept books and records, accounts and other records, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries as required by the FCPA in all material respects.

(d)                                 To the Knowledge of the Company, no current officer, director, or employee of the Company or any of its Subsidiaries is a government official.

Section 3.26.                                Products Liability.

(a)                                 Within the past five (5) years, no written claim has been made or, to the Knowledge of the Company, threatened in connection with the product liability of the Company Product and no Governmental Entity has commenced or, to the Knowledge of the Company, threatened to initiate any Litigation or requested the recall of the Company Product, or commenced or, to the Knowledge of the Company, threatened to initiate any Litigation to enjoin the production of the Company Product.  Within the past two (2) years, no written claim has been made or, to the Knowledge of the Company, threatened in connection with the product liability of any other product of the Company and no Governmental Entity has commenced or, to the Knowledge of the Company, threatened to initiate any Litigation or requested the recall of any such product, or commenced or, to the Knowledge of the Company, threatened to initiate any Litigation to enjoin the production of such product.

(b)                                 Since September 16, 2013, the goods and services supplied by the Company and its Subsidiaries have complied in all material respects with all applicable Laws and with all applicable government, trade association and other mandatory and voluntary requirements, specifications and other forms of guidance.

(c)                                  To the Knowledge of the Company, no Company Product developed, used, manufactured or sold by the Company or any of its Subsidiaries within the past five (5) years contains any quality, design, engineering, manufacturing or safety defect.

Notwithstanding the foregoing, this Section 3.26 does not apply to the Women’s Health Division or the assets or liabilities being transferred and assigned pursuant to the Women’s Health APA.

Section 3.27.                                Women’s Health APA.  As of the date hereof, the Women’s Health APA is in the form attached hereto as Exhibit G.  The Company had all requisite corporate power and authority to execute the Women’s Health APA at the time it was executed, and the execution, delivery and performance by the Company of the Women’s Health APA has been duly and validly authorized by the Company, and, other than the vote or approval of the Stockholders, no additional corporate (or similar entity) authorization of consent by the Company is required in connection therewith.  The Women’s Health APA is in full force and effect as of the date hereof and is valid, binding and enforceable against the Company, and, to the Knowledge of the Company, each other party thereto, in each case in accordance with the express terms thereof, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, or moratorium Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.  As of the date hereof, except as set forth on Schedule 3.27, no Governmental Authorization or filing is required to be obtained by the Company from, or to be given by the Company to, or made by the Company with, any Governmental Entity or securities exchange, or any other Person, as a result of the execution, delivery or performance by the Company of its obligations under the Women’s Health APA, except any Governmental Authorization or filings the absence of which would not reasonably be expected to be material to the Company and its Subsidiaries or their respective businesses and assets, taken as a whole.  As of the date hereof, the execution, delivery and performance by the Company of the Women’s Health APA, and the consummation of the transactions contemplated thereby, do not (a) violate any provision of the Organizational Documents of the Company or any of its Subsidiaries; (b) assuming the receipt of all Regulatory Approvals and Non-Governmental Consents, conflict with, or result in the breach of, or constitute a default under, or result in the termination, cancellation, modification or acceleration (whether after the filing of notice or the lapse of time or both) of any material right or obligation of the Company or any of its Subsidiaries under, or result in a loss of any benefit to which the Company or any of its Subsidiaries is entitled under, any Contract to which the Company or any of its Subsidiaries is a party, or result in the creation of any Lien upon any assets of the Company or any of its Subsidiaries; or (c) assuming the receipt of all Regulatory Approvals and Non-Governmental Consents, violate or result in a breach of or constitute a default under any Law or Governmental Authorization to which the Company or any of its Subsidiaries is subject, other than, in the case of clauses (b) and (c), conflicts, breaches, terminations, defaults, cancellations, accelerations, losses, violations or Liens that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries or their respective businesses and assets, taken as a whole.  As of the date hereof, neither the Company nor any of its Subsidiaries has received notice of any default or threat thereof, and neither the Company nor any of its Subsidiaries has a reasonable basis for suspecting that any such default exists or will be forthcoming.  The Women’s Health APA sets forth the entire agreement, together with the agreements referred to therein, between the Company and the Women’s Health Buyer regarding the sale of the Women’s Health Division and is not, and has not been, modified by any other agreement as of the date hereof, except as set forth therein.

Section 3.28.                                Limitations on Representations and Warranties.  Except as expressly set forth in this Article III or in the officer’s certificate delivered to Buyer pursuant to Section 8.2(c), neither any Stockholder, any holder of Company Stock Options or holder of Company RSUs, the Stockholders’ Representative nor the Company makes any representation or warranty, express or implied, at Law or in equity, with respect to itself, the Company or any of its Subsidiaries or any of their other Affiliates, or any of their respective assets, liabilities, businesses or operations (including in respect of the correctness, accuracy or completeness of any Contract or certificate furnished or made available, or to be furnished or made available (including by way of information included or referred to in the electronic data room or otherwise), or statement made, by any Stockholder, any holder of Company Stock Options or holder of Company RSUs, the Stockholders’ Representative or the Company, any of their Affiliates or their Representatives in connection with the transactions contemplated herein), and any such other representations or warranties are hereby expressly disclaimed.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUB

Except as set forth in the Schedules attached hereto, each of Buyer and Merger Sub hereby jointly and severally represent and warrant to the Company, the Stockholders’ Representative and the Fully Diluted Common Holders as of the date of this Agreement and as of the Closing Date (except that with respect to any representation or warranty that is made as of a specific date, such representation or warranty is made solely as of such date) as follows; provided, that such representations and warranties shall be deemed to be qualified for purposes of this Agreement by the Schedules referenced in this Article IV.  Notwithstanding any other provision of this Agreement or such Schedules, each exception set forth in any Schedule contained in this Article IV will be deemed to qualify only the representation and warranty which specifically references such Schedule or any other representation or warranty to the extent that the relevance of such disclosure is readily apparent from its text.

Section 4.1.                                       Organization and Qualification.  Buyer is a corporation duly organized, validly existing and in good standing under the Laws of Delaware.  Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of Delaware.  Each of Buyer and Merger Sub has all requisite corporate (or similar entity) power and authority to own or lease and operate its properties and assets and to carry on its business as currently conducted.  Each of Buyer and Merger Sub is duly qualified or licensed to do business and is in good standing in each jurisdiction where the ownership or operation of its properties and assets or the conduct of its business requires such qualification, except for failures to be so qualified or licensed or in good standing or to have such power or authority that would not, individually or in the aggregate, materially adversely affect the ability of Buyer or Merger Sub to execute, deliver or perform this Agreement or any Ancillary Agreement, or to timely consummate the transactions contemplated hereby or thereby.

Section 4.2.                                       Merger Sub.  Since the date of its incorporation, Merger Sub has not carried on any business or conducted any operations other than the execution of this Agreement and the Ancillary Agreements to which it is a party, the performance of its obligations hereunder and thereunder and matters ancillary hereto and thereto.  The authorized capital stock of Merger Sub consists solely of 1,000 shares of common stock, par value $0.001 per share, all of which have been validly issued, are fully paid and nonassessable and are owned directly by Buyer free and clear of any Liens.

Section 4.3.                                       Capitalization.

(a)                                 As of June 30, 2014, the authorized capital stock of Buyer consisted of 60,750,000 shares of capital stock, of which 58,750,000 were designated Buyer Common Stock and 2,000,000 were designated preferred stock, par value $0.01 (“Buyer Preferred Stock”).  As of June 30, 2014, 21,956,349 shares of Buyer Common Stock were issued and outstanding, all of which were duly authorized, validly issued, fully paid, non-assessable and free of preemptive rights. As of June 30, 2014, options to purchase 2,592,384 shares of Buyer Common Stock and restricted stock unit awards for 322,678 shares of Buyer Common Stock were outstanding under the Third Amended and Restated 2007 Equity Incentive Plan of Buyer (the “Buyer 2007 Equity Plan”).  The remaining number of shares available for future grants under the Buyer 2007 Equity Plan as of June 30, 2014 was 1,571,831.  As of June 30, 2014, options to purchase 52,316 shares of Buyer Common Stock were outstanding under the Amended and Restated 2000 Stock Plan of Buyer (the “Buyer 2000 Stock Plan”). No remaining shares are available for future grants under the Buyer 2000 Stock Plan as of June 30, 2014.  As of June 30, 2014, no shares of Buyer Preferred Stock were issued and outstanding.

(b)                                 As of June 30, 2014, there were outstanding options to purchase 3,210,000 shares of Buyer Common Stock in the aggregate, restricted stock unit awards for 517,000 shares of Buyer Common Stock in the aggregate, and warrants to purchase 7,382,000 shares of Buyer Common Stock. Except as set forth in Section 4.3(a) and this Section 4.3(b), and except for $200 million aggregate initial principal amount of the Company’s 2.50% Convertible Senior Notes due 2019 and de minimis issuances of securities, as of June 30, 2014, there were no other outstanding shares of capital stock or other equity interests of, or options, warrants or other rights to acquire capital stock or other equity interests of, Buyer or of its Subsidiaries, or securities convertible into or exchangeable for capital stock or other equity interests of Buyer or any of its Subsidiaries.

(c)                                  The shares of Buyer Common Stock to be issued pursuant to this Agreement, when issued as contemplated herein, will be duly authorized, validly issued, fully paid, non-assessable, and free of preemptive rights and Liens, except for restrictions on transfer imposed under applicable securities Laws.  The issuance of such shares of Buyer Common Stock does not contravene any Law or the rules and regulations of The NASDAQ Stock Market.   Assuming the accuracy of the “Investor Questionnaires” circulated in connection with the Stockholder Approval or the Letter of Transmittal, the offer, issuance and sale of such Shares of Buyer Common Stock will be exempt from registration pursuant to Rule 506 of Regulation D promulgated under the Securities Act or Section 4(2) of the Securities Act and other applicable state securities Laws.

Section 4.4.                                       Corporate Authorization.  Each of Buyer and Merger Sub has full corporate (or similar entity) power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it is a party, and to perform its obligations hereunder and thereunder.  The execution, delivery and performance by each of Buyer and Merger Sub of this Agreement and each of the Ancillary Agreements to which it is a party have been duly and validly authorized by each of Buyer and Merger Sub and no additional corporate (or similar entity) authorization or consent by either Buyer or Merger Sub is required in connection therewith.

Section 4.5.                                       Binding Effect.  This Agreement and each of the Ancillary Agreements to which Buyer or Merger Sub is a party, when executed and delivered by the parties thereto, constitutes a valid and legally binding obligation of Buyer and Merger Sub, enforceable against Buyer and Merger Sub, as applicable, in accordance with their respective terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, or moratorium Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

Section 4.6.                                       Regulatory Approvals and Non-Governmental Consents.

(a)                                 Except as set forth in Schedule 4.6(a) (the “Buyer Regulatory Approvals” and, together with the Company Regulatory Approvals, the “Regulatory Approvals”), no Governmental Authorization or filing is required to be obtained by Buyer or Merger Sub from, or to be given by Buyer or Merger Sub to, or made by Buyer or Merger Sub with, any Governmental Entity or securities exchange, as a result of the execution, delivery or performance by Buyer or Merger Sub of this Agreement and the Ancillary Agreements, except for such Governmental Authorization or filings that if failed to be obtained, given or made would not, individually or in the aggregate, materially adversely affect the ability of Buyer or Merger Sub to execute, deliver or perform this Agreement or any Ancillary Agreement, or to timely consummate the transactions contemplated hereby or thereby.

(b)                                 Except as set forth in Schedule 4.6(b) (the “Buyer Non-Governmental Consents” and, together with the Company Non-Governmental Consents, the “Non-Governmental Consents”), no consent, approval, waiver or authorization is required to be obtained by Buyer or Merger Sub from, or to be given by Buyer or Merger Sub to, or made by Buyer or Merger Sub with, any Person other than a Governmental Entity or securities exchange, as a result of the execution, delivery or performance by Buyer or Merger Sub of this Agreement and the Ancillary Agreements, except for such consents, approvals, waivers or authorizations of which the failure to obtain would not, individually or in the aggregate, materially adversely affect the ability of Buyer or Merger Sub to execute, deliver or perform this Agreement or any Ancillary Agreement, or to timely consummate the transactions contemplated hereby or thereby.

Section 4.7.                                       Non-Contravention.  The execution, delivery and performance by Buyer and Merger Sub of this Agreement and each of the Ancillary Agreements to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not (i) violate any provision of the Organizational Documents of Buyer or Merger Sub, (ii) assuming the receipt of all Buyer Regulatory Approvals and Buyer Non-Governmental Consents, conflict with, or result in the breach of, or constitute a default under, or result in the termination, cancellation, modification or acceleration (whether after the filing of notice or the lapse of time or both) of any material right or obligation of Buyer or Merger Sub under, or result in a loss of any benefit to which Buyer or Merger Sub is entitled under, any Contract to which Buyer or Merger Sub is a party or result in the creation of any Lien upon any of its assets or (iii) assuming the receipt of all Buyer Regulatory Approvals and Buyer Non-Governmental Consents, violate or result in a breach of or constitute a default under any Law or Governmental Authorization to which Buyer or Merger Sub or its Affiliates are subject, other than, in the case of clauses (ii) and (iii), conflicts, breaches, terminations, defaults, cancellations, accelerations, losses, violations or Liens that would not, individually or in the aggregate, materially adversely affect the ability of Buyer or Merger Sub to execute, deliver or perform this Agreement or any Ancillary Agreement, or to timely consummate the transactions contemplated hereby or thereby.

Section 4.8.                                       Finders’ Fees.  Except for Leerink Partners, whose fees will be paid by Buyer, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Buyer or any of its Affiliates who might be entitled to any fee or commission from Buyer or its Affiliates in connection with the transactions contemplated hereby.

Section 4.9.                                       Litigation and Claims.  There are no Litigations pending or, to Buyer’s Knowledge, threatened against Buyer or Merger Sub that, individually or in the aggregate, have had or would reasonably be expected to have a material adverse effect on the ability of Buyer or Merger Sub to execute, deliver or perform this Agreement or any Ancillary Agreement, or to timely consummate the transactions contemplated hereby or thereby.  Neither Buyer nor Merger Sub is subject to any order, writ, judgment, award, injunction or decree of any Governmental Entity of competent jurisdiction or any arbitrator or arbitrators that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the ability of the Buyer or Merger Sub to execute, deliver or perform this Agreement or any Ancillary Agreement, or to timely consummate the transactions contemplated hereby or thereby.

Section 4.10.                                Financing.  Attached as Appendix A sets forth a true, correct and complete copy of the executed Commitment Letter from the financing sources set forth therein (collectively, the “Lenders”; provided, that for purposes of this Agreement, references to the Lenders also shall include, after the date hereof, to the extent alternative debt financing from alternative financial institutions is obtained in accordance with this Agreement, all such alternative financial institutions), together with the executed fee letters referenced in the Commitment Letter (except that the fees, pricing and other economic terms set forth therein have been redacted) (the “Fee Letter”), pursuant to which, and subject to the terms and conditions set forth therein, the Lenders have committed to lend the amounts set forth therein to the Buyer for the purpose of funding the transactions contemplated by this Agreement (the “Financing”; provided, that for purposes of this Agreement, references to the Financing also shall include, after the date hereof, to the extent alternative debt financing from alternative financial institutions is obtained in accordance with this Agreement, any such alternative debt financing).  There are no conditions precedent to the funding of the full amount of the Financing in accordance with the terms of the Commitment Letter, other than as set forth therein and in the Fee Letter (including any “flex” provisions contained in the Fee Letter).  As of the date hereof, the Commitment Letter is in full force and effect and has not been withdrawn or terminated, or otherwise amended or modified, in any respect, and no withdrawal, termination, amendment or modification is contemplated by the Company (other than amendments or modifications solely to add additional financing sources).  The Commitment Letter, in the form so delivered, is a legal, valid and binding obligation of Buyer and, to Buyer’s knowledge, the other parties thereto (except in each case as may be affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, or moratorium Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies).  Neither Buyer nor Merger Sub is party to any other agreements, side letters, or arrangements with the Financing Sources relating to the Commitment Letter (other than the Fee Letter, including any “flex” provisions contained in the Fee Letter) that could reasonably be expected to affect the availability of the Financing.  Assuming the accuracy of the Company’s representations and warranties in this Agreement and the performance by the Company of its respective obligations in this Agreement, to Buyer’s Knowledge as of the date hereof, there are no facts or circumstances that would reasonably be expected to result in any of the conditions set forth in the Commitment Letter not being satisfied, or the Financing not being available to Buyer or Merger Sub, on the date of the Closing. Buyer has fully paid any and all commitment fees or other fees required to be paid under the Commitment Letter.  Assuming the accuracy of the Company’s representations and warranties in this Agreement and the performance by the Company and the Stockholders’ Representative of its respective obligations in this Agreement, when funded in accordance with their terms (in the case of the Financing, at the maximum amount of the term loan facility contemplated by the Commitment Letter and in the Fee Letter (including any “flex” provisions contained in the Fee Letter)) the net proceeds to be disbursed pursuant to the agreements contemplated by the Commitment Letter, together with cash-on-hand of Buyer, are sufficient to enable Buyer and Merger Sub to pay and satisfy all of their cash payment obligations as of the Closing Date under this Agreement and each of the Ancillary Agreements (including (A) the amounts necessary to satisfy all obligations under Article II due on the Closing Date and (B) any and all fees and expenses required to be paid by Buyer or Merger Sub on the Closing Date in connection with the transactions contemplated hereby and the Financing).   No event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Buyer or Merger Sub under any condition or material term of the Commitment Letter, and to Buyer’s Knowledge, assuming the accuracy of the Company’s representations and warranties in this Agreement and the performance by the Company and the Stockholders’ Representative of their respective obligations in this Agreement, Buyer will not be unable to satisfy on a timely basis any condition or material term to be satisfied by it contained in the Commitment Letter.

Section 4.11.                                Solvency.  Assuming all of the representations and warranties in Article III are accurate, immediately after giving effect to the Closing (and any transactions related thereto or incurred in connection therewith), each of Buyer, the Surviving Corporation and the Subsidiaries of the Surviving Corporation shall be able to pay their respective debts as they become due and shall own property which has a fair saleable value greater than the amounts required to pay their respective debts (including a reasonable estimate of the amount of all contingent liabilities). Assuming all of the representations and warranties in Article III are accurate, immediately after giving effect to the Closing (and any transactions related thereto or incurred in connection therewith), each of Buyer, the Surviving Corporation and the Subsidiaries of the Surviving Corporation shall have adequate capital to carry on their respective businesses.  No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Buyer, the Company, the Surviving Corporation or any Subsidiaries of the Company or the Surviving Corporation.

Section 4.12.                                Buyer SEC Reports; Information Statement.

(a)                                 Buyer has timely filed all reports, registration statements, proxy statements and other materials, together with any amendments required to be made with respect thereto, that it was required to file with the SEC since June 30, 2013, and all such reports, registration statements, proxy statements, other materials and amendments have complied in all material respects with all legal requirements relating thereto.

(b)                                 None of the information supplied or to be supplied by or on behalf of Buyer or Merger Sub for inclusion or incorporation by reference in (i) any information statement (an “Information Statement”) with respect to the Buyer Common Stock to be issued to the Fully Diluted Common Holders at the Closing will, at the time such Information Statement is distributed to the Fully Diluted Common Holders, and at any time it is amended or supplemented, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading (except that no representation or warranty is made by Buyer or Merger Sub regarding such portions thereof that relate expressly to the Company or any of its Subsidiaries or to statements made therein to the extent based on information supplied by or on behalf of the Company for inclusion or incorporation by reference therein).

Section 4.13.                                Limitations on Representations and Warranties.  Except as expressly set forth in this Article IV or in the officer’s certificate delivered to the Stockholders’ Representative pursuant to Section 8.3(c), neither Buyer nor Merger Sub makes any representation or warranty, express or implied, at Law or in equity, with respect to itself or any of its respective Affiliates, or any of their respective assets, liabilities, businesses or operations (including in respect of the correctness, accuracy or completeness of any Contract or certificate furnished or made available, or to be furnished or made available, or statement made, by Buyer, Merger Sub, any of their respective Affiliates or their respective Representatives in connection with the transactions contemplated herein), and any such other representations or warranties are hereby expressly disclaimed.

ARTICLE V

COVENANTS

Section 5.1.                                       Access and Reports.

(a)                                 Subject to applicable Law, upon reasonable notice from Buyer to the Company, the Company shall afford Buyer’s officers and other authorized representatives and the Lenders, upon reasonable notice, reasonable access to the properties, Books and Records and Contracts and other documents of the Company and its Subsidiaries during normal business hours throughout the period prior to the Closing Date and, during such period, the Company shall make available promptly to Buyer all information concerning the businesses, affairs, operations, properties and personnel of the Company and its Subsidiaries as Buyer may reasonably request and, with the Company’s prior written consent (such consent not to be unreasonably withheld), to those managers, officers, directors, employees, agents, accountants and counsel of the Company who have any knowledge relating to the Company or the business of the Company, and a reasonable opportunity to make such investigations as Buyer and such officers and authorized representatives reasonably request,  provided that the foregoing shall not require the Company or its Affiliates (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company or the applicable Affiliate would result in the disclosure of any trade secrets or violate any of its obligations with respect to confidentiality, (ii) to disclose any privileged information of the Company or any of its Affiliates to the extent it would reasonably be expected to cause the loss of attorney-client privilege on any material information, or (iii) to permit any environmental sampling, testing or other intrusive investigations of the Leased Real Property.  Neither the Company nor any of the Fully Diluted Common Holders (including the Stockholders’ Representative) make any representation or warranty as to the accuracy of any information (if any) provided pursuant to this Section 5.1, and Buyer may not rely on the accuracy of any such information, in each case except to the extent expressly set forth in the Company’s representations and warranties contained in Article III.

(b)                                 Any such investigation by Buyer or Merger Sub shall not unreasonably interfere with any of the businesses or operations of the Company or its Subsidiaries.  Neither Buyer nor Merger Sub shall, prior to the Closing Date, have any contact whatsoever with respect to the Company or any of its Subsidiaries or with respect to the transactions contemplated by this Agreement with any agent, broker, partner, lender, lessor, vendor, customer, supplier, employee or consultant of the Company or any of its Subsidiaries, except in consultation with the Company and then only with the express prior approval of the Company, which approval shall be granted pursuant to the terms of Section 5.1(a) above (subject to the limitations above), and shall not be unreasonably withheld.  All requests for information made pursuant to this Section 5.1 shall be directed to the Person designated by the Company in a notice given to Buyer, and all such information shall be governed by the terms of Section 5.4 and the Confidentiality Agreement.

Section 5.2.                                       Efforts to Consummate; Certain Governmental Matters.

(a)                                 The Company, on the one hand, and Buyer, on the other hand, shall, and shall cause their respective Subsidiaries to, use their respective commercially reasonable efforts to obtain and to cooperate in obtaining any Regulatory Approvals and Non-Governmental Consents required in connection with the execution, delivery or performance of this Agreement or any Ancillary Agreement.  In connection with and without limiting the foregoing, Buyer, Merger Sub and the Company shall as promptly as reasonably practicable, but in no event later than three (3) Business Days after the date hereof, duly file with the United States Federal Trade Commission and the Antitrust Division of the Department of Justice the notification and report form required under the HSR Act, and shall take all necessary actions to seek early termination with respect thereto.  The parties hereby agree to use commercially reasonable efforts to diligently pursue termination of the waiting periods under the HSR Act or any other Competition/Investment Law (including promptly responding to any requests for additional information).  Each party shall use its commercially reasonable efforts to cooperate with the other party in such other party’s efforts to obtain any Non-Governmental Consents as are required in connection with the consummation of the transactions contemplated hereby.

(b)                                 Subject to the terms and conditions set forth in this Agreement (including this Section 5.2), Buyer, Merger Sub, and the Company shall use, and shall cause their respective Subsidiaries to use, their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, or reasonably advisable on its part under this Agreement and the Ancillary Agreements and applicable Law to satisfy the conditions to Closing, and to consummate and make effective the transactions contemplated by this Agreement and the Ancillary Agreements and the Women’s Health APA as soon as practicable.

(c)                                  Buyer, Merger Sub, and the Company each shall, upon request by the other and subject to appropriate confidentiality restrictions, furnish the other with all material documentation concerning the Company or any of its Subsidiaries or Buyer and Merger Sub and such other matters as may be necessary or reasonably advisable in connection with any notices, reports, statements, applications or other filings made by or on behalf of Buyer, or the Company, or any of their respective Affiliates to any Governmental Entity in connection with the transactions contemplated by this Agreement and the Ancillary Agreements or the Women’s Health APA; provided that any such documentation furnished by the parties to one another may be redacted to the extent necessary, either to comply with applicable Law or to protect the confidentiality of information that if furnished would not materially facilitate the other party’s understanding of the status of matters relating to consummation of the transactions contemplated hereby.

(d)                                 Subject to applicable Law or as prohibited by any Governmental Entity, Buyer, Merger Sub, and the Company each shall keep the other apprised of the status of matters relating to consummation of the transactions contemplated hereby and by the Women’s Health APA, including (i) promptly notifying the other of any facts, circumstances or other reason that would prevent the receipt of any Regulatory Approvals or the Non-Governmental Consents for the timely consummation of transactions contemplated by this Agreement and the Ancillary Agreements or the Women’s Health APA, and (ii) promptly furnishing the other with copies of notices or other communications received by Buyer, Merger Sub, or the Company, as the case may be, from any Governmental Entity with respect to the transactions contemplated by this Agreement and the Ancillary Agreements or the Women’s Health APA or notices or other communications received by third parties that could potentially lead to delay or impediments to Closing the transactions contemplated by this Agreement and the Ancillary Agreements or the Women’s Health APA; provided that any such notices furnished by the parties to one another may be redacted to the extent necessary, either to comply with applicable Law or to protect the confidentiality of information that if furnished would not materially facilitate the other party’s understanding of the status of matters relating to consummation of the transactions contemplated hereby.  None of Buyer, Merger Sub, or the Company shall permit any of its officers or any other representatives or agents to participate in any meeting with any Governmental Entity with respect to any filings, investigation or other inquiry relating to the transactions contemplated hereby unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate thereat.

(e)                                  Each of Buyer, Merger Sub and the Company shall (i) respond as promptly as practicable under the circumstances to any inquiries received from any Governmental Entity for additional information or documentation and to all inquiries and requests received from any Governmental Entity and shall cooperate with each other party hereto in connection therewith, and (ii) not extend any waiting period under the HSR Act without the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed).

(f)                                   As soon as practicable after the Closing Date, Buyer shall, and shall cause the Surviving Corporation and each of its Subsidiaries to, prepare and file all notices, reports, statements, applications and other filings as required by applicable Law or any Governmental Entity or as otherwise customary or advisable under applicable Law as a result of the consummation on the Closing Date of the transactions contemplated hereby.

(g)                                  Buyer agrees that none of the Company, the Stockholders’ Representative, the Stockholders or any other Person shall have any liability to Buyer arising out of or relating to the failure to obtain (and no amounts may be recovered from the Indemnity Escrow Account or set-off pursuant to Section 2.10(c) in respect of such failure) any Non-Governmental Consents that may be required in connection with the transactions contemplated by this Agreement or the Ancillary Agreements or because of the termination of any Contract solely as a result thereof; provided that this Section 5.2(g) shall not eliminate, reduce or modify in any respect the liability of such Persons due to any breach of the representations, warranties, covenants or agreements of the Company or the Stockholders’ Representative hereunder.

(h)                                 Notwithstanding anything to the contrary herein, in connection with the exercise of any commercially reasonable efforts, reasonable best efforts or other standard of conduct pursuant to this Agreement, neither the Company, any of its Subsidiaries, the Stockholders’ Representative, nor any Fully Diluted Common Holder (nor any of their respective Affiliates) shall be required, in respect of any provision of this Agreement, to (A) pay any fees, expenses or other amounts to any Governmental Entity or any party to any Contract (excluding, for the avoidance of doubt, ordinary course fees and expenses of their respective attorneys and advisors, and the payment of administrative or processing fees, and any payments required to be made pursuant to the express terms of such Contracts), or (B) take any action that would result in a material adverse change in the benefits to any such Person under this Agreement or the transactions contemplated hereby, to make any changes to any of their respective businesses, to commence any Litigation or to incur any other material Liability.

(i)                                     Financing; Cooperation.

(i)                                     Prior to the Closing, each of Buyer and Merger Sub shall use its commercially reasonable efforts to arrange and obtain the Financing on the terms and conditions described in the Commitment Letter (including any “flex” provisions contained in the Fee Letter), including using its commercially reasonable efforts to (a) promptly enter into definitive agreements (“Debt Financing Documents”) with respect thereto on the terms and conditions contained in the Commitment Letter and the Fee Letter (including any “flex” provisions contained in the Fee Letter), (b) satisfy, or cause its Representatives to satisfy, on a timely basis all conditions applicable to, and within the control of, Buyer, Merger Sub or their Representatives in the Commitment Letter, (c) consummate the Financing at or prior to Closing, (d) maintain in effect the Commitment Letter until the Outside Date, and (e) enforce its rights under the Commitment Letter and cause the Lenders under the Commitment Letter to comply with their obligations thereunder.

(ii)                                  Without the prior written approval of the Stockholders’ Representative, neither Buyer nor Merger Sub shall amend, modify or waive, or agree to amend, modify or waive, the Commitment Letter or the Fee Letter in any manner that would impose any new or additional material conditions to, or reasonably be expected to materially impair, materially delay or prevent, the funding of the Financing at the Closing, or otherwise prevent or materially delay or materially impair the funding of the Financing; it being understood and agreed, for the avoidance of doubt, that Buyer and Merger Sub shall have the right, from time to time, to amend, replace, supplement, or otherwise modify or waive any provision of the Commitment Letter or the Fee Letter, and/or substitute other debt financing for all or a portion of the Financing from the same and/or alternative financing sources, as long as such amendments, replacements, supplements or modifications or waivers, or such substitute financing, shall not expand, add or increase the conditions precedent contained therein, decrease the amount of financing contemplated therein or delay the funding of the Financing.

(iii)                               If any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Commitment Letter so as not to enable Buyer and Merger Sub to proceed with the transactions contemplated hereby in a timely manner, each of Buyer and Merger Sub shall use its commercially reasonable efforts to arrange and obtain alternative financing from alternative sources on terms not materially less favorable to Buyer and Merger Sub, taken as a whole, than the terms in the Commitment Letter, in an amount sufficient to consummate the transactions contemplated by this Agreement as promptly as practicable following the occurrence of such event.  Notwithstanding the foregoing, each of Buyer and Merger Sub acknowledges and agrees that the obtaining of the Financing, or any alternative financing, is not a condition to Closing and, subject to the satisfaction or waiver of the conditions in Article VIII, reaffirms its obligation to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Financing or any alternative financing.  Buyer shall furnish the Stockholders’ Representative with complete, correct and executed copies of any alternative financing commitment letters promptly upon their execution.  Prior to the Closing, Buyer shall give the Stockholders’ Representative prompt written notice of any material breach, to Buyer’s Knowledge, by any party to the Commitment Letter or any termination of the Commitment Letter.  Buyer shall keep the Stockholders’ Representative reasonably informed following the request of the Stockholders’ Representative of the status of Buyer’s and Merger Sub’s efforts to arrange or obtain the Financing.

(iv)                              From the date hereof until the Closing Date, the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to cause the respective officers, employees and advisors, including legal and accounting, of the Company and its Subsidiaries to provide (provided that any such cooperation or action shall be reasonably requested and shall not unreasonably interfere with the operations of the Company, its Subsidiaries or their respective Representatives) to Buyer and/or Merger Sub, at Buyer’s sole expense, such reasonable cooperation in connection with the obtaining and arrangement of the Financing as may be reasonably requested by Buyer, including, but not limited to, using commercially reasonable efforts to: (A) (1) assist in preparation for and participate in marketing efforts, including lender meetings (but not more than one (1) primary bank meeting and only a reasonable number of “one on one” meetings), due diligence meetings, road shows, presentations and sessions with rating agencies, the Lenders, and any prospective lenders in the Financing (including reasonable direct contact between senior management and Representatives (including non-legal advisors) of the Company), (2) ensure that any syndication efforts benefit from the Company’s existing lending and investment banking relationships, to the extent reasonably practical and appropriate, (3) assist with the drafting and preparation of appropriate and customary confidential information memoranda, business projections and other customary marketing documents required in connection with the syndication of the Financing, including without limitation, to the extent commercially reasonable to do so, versions of such documents containing only information that is either publicly available or not material with respect to the Company or any of its Subsidiaries for the purposes of United States federal and state securities Laws (all such documents and materials, collectively the “Syndication Documents”) and (4) cause the chief financial officer or person performing similar functions of the Company to execute and deliver customary authorization and customary representation and warranty letters with respect to the Syndication Documents, provided, that the Company will provide to Buyer and the Lenders such information regarding the Company and its Subsidiaries as may be necessary so that the Syndication Documents are, solely with respect to such information regarding the Company and its Subsidiaries, complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, in the light of the circumstances under which such statements are made, not misleading; (B) facilitate the providing of guarantees and granting of security interests (and perfection thereof) in and pledges of collateral (including delivery of stock certificates of the Company and its subsidiaries) and assist in the preparation, and executing and delivery at the Closing, of any Debt Financing Documents and any closing documents and deliverables (including furnishing all information to be included in any schedules thereto or in any perfection certificates and arranging for delivery of insurance certificates) for the Financing as may be reasonably requested by Buyer, provided, that no such Debt Financing Documents or closing documents and deliverables referred to in this clause (B) shall be effective until the Closing; (C) arrange for delivery of the Payoff Letters and for the termination of all Liens on the assets and stock of the Company and its Subsidiaries (other than Permitted Liens); (D) solely related to the Company and its Affiliates, furnish all documentation and other information to the Lenders reasonably requested or required by governmental or regulatory authorities under applicable “know your customer”, anti-money laundering, anti-terrorism, foreign corrupt practices and similar laws, rules and regulations of all applicable jurisdictions related to the Financing; and (E) furnish Buyer or Merger Sub reasonably promptly with (1) the Required Financial Information and (2) such other financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested by Buyer and that is customarily needed for financings of the type contemplated by the Commitment Letter; provided, however, that the Company shall not be required to provide, or cause its Subsidiaries to provide, cooperation under this Section 5.2(i) that:  (I) unreasonably interferes with the ongoing business of the Company or any of its Subsidiaries; or (II) requires the Company, its Subsidiaries or their respective directors, officers, managers or employees to execute, deliver or enter into, or perform any agreement, document or instrument, including any Debt Financing Document, with respect to the Financing that is not contingent upon the Closing or that would be effective prior to the Closing (other than the above referenced Syndication Documents and authorization and representation letters) and the directors and managers of the Company and its Subsidiaries shall not be required to adopt resolutions approving the agreements, documents and instruments pursuant to which the Financing is obtained, in each case which are effective prior to the Closing.  In no event shall the Company or any Subsidiary of the Company be required to pay any commitment or similar fee in connection with assisting Buyer and/or Merger Sub in arranging the Financing.  The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Financing contemplated by the Commitment Letter; provided, that such logos are used solely in a manner that is not intended to, nor reasonably likely to, harm or disparage the Company or its Subsidiaries or the reputation or goodwill of the Company or any of its respective products, services, offerings or intellectual property rights.

(v)                                 The Company and the Seller Representative agree and acknowledge that the assumption and performance of the obligations of the Company under this Section 5.2(i) are a material inducement to the Buyer’s determination to enter into this Agreement.

(vi)                              Buyer shall indemnify, defend and hold harmless the Company from and against any and all Damages related to or arising out of any claims made by the Lenders against the Company with respect to the Financing, other than any Damages to the extent arising out of the gross negligence or willful misconduct of the Company.  Buyer shall reimburse the Company for any reasonable out of pocket costs and expenses incurred by the Company in complying with its obligations pursuant to this Section 5.2(i).  Buyer will use commercially reasonable efforts to provide the Company with a list setting forth in reasonable detail the Required Financial Information as promptly as commercially reasonable after the date hereof.

(j)                                    From the date hereof until the Effective Time, subject to the terms and conditions in the Women’s Health APA, the Company shall use its commercially reasonable efforts to consummate the transactions contemplated by the Women’s Health APA.  If at any time after the Closing, Surviving Corporation or Buyer receive any payments pursuant to the Women’s Health APA in respect of any consideration for the asset purchase or escrows established with respect thereto, Buyer shall cause such amounts to be paid promptly to the Stockholders’ Representative or its designee (for the benefit of the Fully Diluted Common Holders).

(k)                                 In the event that (I) the Women’s Health Transaction shall not have been consummated prior to the later of (x) the date on which all of the conditions to the Closing set forth in Article VIII have been satisfied (other than such conditions that, by their nature, are to be satisfied at the Closing (but subject to the ability of those conditions to be satisfied assuming a Closing would occur)), or (y) the earlier of (A) the fortieth (40th) day following the date hereof and (B) the fifth (5th) Business Day after the date on which the Company receives a “Request for Additional Information” under the HSR Act with respect to the sale transaction contemplated by the Women’s Health APA, and (II) on or after such date, Buyer irrevocably confirms in writing to Company that the Buyer is ready, willing and able to consummate the Closing contemporaneously with or immediately following completion of such Alternative Women’s Health Transaction, the Merger and the other transactions contemplated hereby, the Buyer shall be entitled to cause the Company to consummate the Alternative Women’s Health Transaction; provided that, if the Alternative Women’s Health Transaction is consummated, the Buyer shall cause the Closing, the Merger and other transactions contemplated hereby to occur on the same day.

Section 5.3.                                       Interim Operation Covenants of the Company.  Except (A) as required by applicable Law or any Governmental Entity, (B) as otherwise expressly contemplated by this Agreement, the Women’s Health APA or any Ancillary Agreement then in effect, (C) as Buyer may consent, which consent may not unreasonably be withheld, conditioned or delayed (except in the case of Sections 5.3(c)(v), (vi), (vii), (viii), (ix), (x), (xv), (xviii), (xix), (xxi), and (xxii), to which Buyer may withhold, condition or delay its consent in its sole discretion), (D) for repayments, redemptions or repurchases of loans or other obligations under the Funded

Indebtedness, (E) the changing of the exercise prices of Company Stock Options or the issuance of Company RSUs in each case in good faith in connection with the consummation of the Alternative Women’s Health Transaction, (F) for the transfer or assignment by the Company of the equity interests in the Stockholders’ Representative, or (G) as set forth in Schedule 5.3, during the period from the date hereof until the Closing Date:

(a)                                 The Company and its Subsidiaries shall conduct their business in the ordinary course and in a manner consistent with past practice.

(b)                                 The Company shall use its commercially reasonable efforts to preserve intact the business organization of the Company and its Subsidiaries, subject to the restrictions contained in this Agreement, to keep available the services of the current officers and employees of and consultants to the Company and its Subsidiaries, and to preserve the current relationships of the Company and its Subsidiaries with customers, suppliers and other persons with which the Company or any of its Subsidiaries has significant business relations, in each case, taken as a whole.

(c)                                  The Company shall not, nor permit any of its Subsidiaries to:

(i)                                     implement or adopt any material change in the accounting principles, practices or methods of the Company or any of its Subsidiaries, other than as may be required by Law or applicable accounting requirements;

(ii)                                  terminate, enter into, establish, adopt, or amend any Benefit Plan, or any such arrangement that would be a Benefit Plan if it was in effect on the date hereof (other than amendments required by Law or to maintain the tax qualified status of any Benefit Plan under Section 401(a) of the Code), or increase the base salary, incentive compensation, severance or retirement benefits of any employee (other than (A) in the ordinary course of business, (B) in the case of new hires or promotions consistent with past practice or (C) as required by any agreement or Benefit Plan in effect as of the date of this Agreement);

(iii)                               fail to exercise any rights of renewal with respect to any material Leased Real Property that by its terms would otherwise expire;

(iv)                              compromise or settle any Litigation (A) resulting in an obligation of the Company or any of its Subsidiaries to pay more than $50,000 in respect of compromising or settling such Litigation or (B) in respect of any claim of the Company or any of its Subsidiaries to receive any payment of more than $50,000 in respect of settling any Litigation;

(v)                                 acquire or enter into an agreement to acquire (by merger or stock or asset purchase or otherwise) any corporation, partnership, other business organization or any business or division thereof;

(vi)                              amend its Organizational Documents;

(vii)                           issue, deliver, sell, grant, pledge or otherwise encumber any additional shares of its own capital stock or equity interests (other than in connection with the exercise of Company Stock Options or settlement of Company RSUs outstanding as of the date of this Agreement), or any options, warrants, convertible securities or other rights exercisable therefor or convertible thereinto, other than any such shares, equity interests, options, warrants, convertible securities or other rights that are outstanding on the date hereof or that are issued to the Company or any of its Subsidiaries, or issue any shares of capital stock or equity interests, or options, warrants, convertible securities or other rights exercisable therefor or convertible thereinto, to any Person who does not certify in an Investor Questionnaire that such Person is an Accredited Investor (other than in connection with the exercise of Company Stock Options or settlement of Company RSUs outstanding as of the date of this Agreement);

(viii)                        (i) declare or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than cash distributions made prior to the Closing Date, which cash distributions are reflected in the calculation of Closing Date Cash, (ii) split, combine or reclassify any of its capital stock, (iii) effect a recapitalization, (iv) issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (v) repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock (other than up to $50,000 of repurchases of any shares of its capital stock from current or former employees, officers, directors or independent contractors in accordance with the terms of the relevant grant documents; it being understood that the Company shall be freely permitted to cause any of its Subsidiaries to declare, pay or issue cash dividends or distributions to other Subsidiaries or to the Company);

(ix)                              incur any Indebtedness, excluding Indebtedness in respect of Funded Indebtedness constituting Closing Debt to be Discharged, or guarantee any such Indebtedness or issue or sell any debt securities or guarantee any debt securities of others;

(x)                                 sell, lease, license, or otherwise dispose of any of its material properties or assets, other than sales of inventory or equipment, sub-leases, licenses and other transactions in the ordinary course of business, other than the transactions expressly contemplated by the Women’s Health APA;

(xi)                              except as specifically contemplated by this Agreement or as required by applicable Law, accelerate, amend or change the period of exercisability or vesting of options or other rights granted under any Benefit Plan, establish any new or additional stock option plan, amend any Benefit Plan under which such options or other rights are granted, or grant any options (including Company Stock Options), warrants, or other rights to acquire shares of Common Stock;

(xii)                           enter into any Contract which would constitute a Material Contract (other than in the ordinary course of business), or violate, amend or otherwise modify or waive (other than in the ordinary course of business) any of the terms of any Material Contract;

(xiii)                        (i) sell, license, covenant with respect to, assign or transfer any Company Intellectual Property Rights to any other person other than Buyer or Merger Sub, or encumber any Company Intellectual Property Rights other than non-exclusive licenses granted in the ordinary course of business; (ii) sublicense, assign or transfer any Company Intellectual Property Rights to any person other than Buyer or Merger Sub other than non-exclusive licenses granted in the ordinary course of business; (iii) license, or otherwise acquire, any Intellectual Property Rights not owned by the Company or Buyer from any third party other than non-exclusive licenses granted in the ordinary course of business; or (iv) allow to lapse, or fail to maintain or further prosecution of, or fail to take or maintain reasonable measures to protect the confidentiality of any nonpublic, Intellectual Property Rights owned or licensed by the Company or any of its Subsidiaries that are material to the business of the Company and its Subsidiaries as currently conducted;

(xiv)                       enter into, maintain or fail to cure a condition of breach of, or amend any agreement pursuant to which any other party is granted manufacturing, marketing, Intellectual Property Rights or other development or distribution rights of any type or scope with respect to any products, Intellectual Property Rights or technology of the Company or any of its Subsidiaries, or any other agreement relating to research, clinical trial, development, distribution, sale, supply, license, marketing, co-promotion or manufacturing by third parties of the products or Intellectual Property Rights of the Company, in each case other than in the ordinary course of business;

(xv)                          enter into any agreement that would limit the ability of any of the Surviving Corporation, Buyer or any Affiliate of Buyer to operate in a specific area of business or specific geographic area after the closing of the Merger

(xvi)                       initiate, launch or commence any sale, marketing, distribution, co-promotion or any similar activity with respect to any new product (including products under development, but excluding any products of the Women’s Health Division) in or outside the United States (provided that the extension of a current product shall not be covered by this provision);

(xvii)                    create or incur any Lien upon any of its assets or properties other than Permitted Liens;

(xviii)                 make, or commit to make, any capital expenditures, capital additions or capital improvements requiring payment of an amount greater than $50,000 in the aggregate;

(xix)                       (i) cancel any indebtedness for borrowed money owed to the Company or any of its Subsidiaries; (ii) waive or assign any claims or rights in excess of $50,000; (iii) waive any benefits of, or agree to modify in any respect, or, subject to the terms hereof, fail to enforce, or consent to any matter with respect to which consent is required under, any standstill or similar agreement to which the Company is a party; or (iv) waive any material benefits of, or agree to modify in any material respect, or, subject to the terms hereof, fail to enforce in any material respect, or consent to any matter with respect to which consent is required under, any material confidentiality or similar agreement to which the Company is a party;

(xx)                          except as expressly contemplated by this Agreement, adopt or approve any severance, bonus or benefit acceleration arrangements (whether individually or more broadly) that could be triggered in connection with the consummation of the Merger, other than any such arrangements that will constitute either Transaction Related Expenses or be included in the calculation of Net Working Capital in each case that do not exceed $50,000 per individual, and will not result in any increase in cost to Buyer at or after the Closing;

(xxi)                       commence any lawsuit other than (i) for the routine collection of bills, or (ii) with respect to this Agreement or the Women’s Health APA;

(xxii)                    (A) make or change (or file to make or change) any material election in respect of Taxes, (B) adopt or change (or request to adopt or change) any Tax accounting period or method, (C) enter into any Tax allocation agreement, Tax sharing agreement or Tax indemnification agreement (other than any financing agreement or other agreement entered into in the ordinary course of business, in each case, requiring a customary gross-up or indemnification for Taxes), (D) settle or compromise any claim or assessment in respect of Income Taxes or other material Taxes, or enter into any agreement or ruling with respect thereto, (E) surrender any right to claim a material refund of Taxes, (F) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Income Taxes or other material Taxes, or (G) file any material amended Tax Return;

(xxiii)                 merge or consolidate with any entity other than Buyer, Merger Sub or an Affiliate of Buyer, or liquidate, dissolve or effect a recapitalization or reorganization in any form of transaction;

(xxiv)                enter into or be a party to any transaction with any significant stockholder;

(xxv)                   except in the ordinary course of business consistent with past practice, (A) change or modify the current credit, cash management, collection or payment policies,  procedures or practices (including such policies, procedures or practices relating to the acceleration of collections or receivables (whether or not past due)) of the Company or any of its Subsidiaries, (B) accelerate as a general practice any billing of customers or collection of receivables by the Company or any of its Subsidiaries or (C) delay, postpone or cancel as a general practice the payment of accounts payable by the Company or any of its Subsidiaries; or

(xxvi)                enter into any Contract with respect to, or otherwise agree or commit to, or permit any of the foregoing.

Section 5.4.                                       Public Disclosure; Confidentiality.

(a)                                 Notwithstanding anything to the contrary contained in this Agreement, except as may be required to comply with the requirements of any applicable Law (in which case, the party required by applicable Law to make such disclosure shall provide notice to the other party in advance of such disclosure to the extent reasonably practicable), from and after the date hereof, neither Buyer, Merger Sub, the Company nor the Stockholders’ Representative shall make any press release or similar public announcement or communication relating to this Agreement unless specifically approved in advance by Buyer, the Company and the Stockholders’ Representative, which approval shall not be unreasonably withheld, conditioned or delayed; provided, that the party proposing to issue any press release or similar public announcement if required by any applicable Law shall use commercially reasonable efforts to consult in good faith with the other parties before doing so.

(b)                                 From and after the date of this Agreement and prior to the Closing, each of Buyer, Merger Sub, the Company and the Stockholders’ Representative shall, and shall cause each of their respective Affiliates to, keep confidential the terms of this Agreement and the Ancillary Agreements and the negotiations relating thereto (collectively, the “Confidential Information”) except (i) to the extent that any Confidential Information must be disclosed to obtain the Regulatory Approvals or any other required regulatory approvals or consents relating to the transactions contemplated by this Agreement or any Ancillary Agreement, (ii) for disclosures otherwise made in satisfaction of any of the obligations under this Agreement or disclosures made to the Escrow Agent or its counsel or to the Financing Sources or their counsel, (iii) to the extent reasonably required by applicable Law (including securities laws) or the rules and regulations of the Nasdaq Stock Market or to the extent disclosed in order to pursue (or defend against) a Litigation or claim permitted pursuant to this Agreement, in which case, the party required by applicable Law to make such disclosure shall provide notice to the other party in advance of such disclosure to the extent reasonably practicable, (iv) as made public prior to the date of this Agreement by either party not in violation of this Agreement, (v) to the Women’s Health Buyer, and (vi) each such Person may disclose such information to such Person’s equityholders or Affiliates or to any Stockholder, and their respective Representatives, in each case on a confidential basis.  Notwithstanding anything herein to the contrary, nothing herein shall restrict any Fully Diluted Common Holder, the Stockholders’ Representative or any of their respective Affiliates and their respective affiliated funds from disclosing its or their investment in, or information with respect to the performance of or realization on, their investment in the Company or any of its Subsidiaries, after the Closing.

(c)                                  If for any reason whatsoever the transactions contemplated by this Agreement are not consummated, (i) Buyer and Merger Sub shall upon request from the Company promptly return to the Company all Books and Records (including all copies, if any, thereof) furnished or made available to Buyer, Merger Sub or any of their Representatives by the Company, the Stockholders’ Representative, any Stockholder or any of their respective Representatives, and (ii) the Company and the Stockholders’ Representative shall upon request from Buyer promptly return to Buyer all Books and Records (including all copies, if any, thereof) furnished or made available to the Company, the Stockholders’ Representative, or any of their Representatives by Buyer or any of its Representatives.

(d)                                 This Section shall survive the termination of this Agreement and the consummation of the Closing.

Section 5.5.                                       Directors’ and Officers’ Exculpation; Indemnification.

(a)                                 (i)                                     Buyer agrees that all rights to indemnification for acts or omissions occurring prior to the Closing now existing immediately prior to the Closing in favor of the current or former directors or officers (or persons holding similar positions) of the Company or any of its Subsidiaries currently indemnified by any such Person (collectively, the “Covered Persons”) as provided in their respective Organizational Documents, or the indemnity or indemnification agreements and resolutions set forth in Schedule 5.5, shall survive the transactions contemplated by this Agreement or the Ancillary Agreements and shall continue in full force and effect in accordance with their terms for a period of not less than six (6) years from the Closing.  Without limiting the foregoing, except as may be required by Law, for a period of not less than six (6) years from the Closing, Buyer and the Surviving Corporation shall not, and shall not permit any of the Subsidiaries of the Surviving Corporation to, amend, modify or terminate the applicable indemnification provisions of any such Organizational Document, Contract or resolution.

(ii)                                  Buyer agrees (A) to cause Mr. Gregory J. Divis, Jr. to be appointed, elected and maintained as a member of the D&O Claim Committee (the “D&O Claim Committee”) of the Company as established pursuant to the Sixth Amended Joint Chapter 11 Plan of Reorganization of K-V Discovery Solutions, Inc. and its Affiliated Debtors [Docket No. 1002] confirmed by the United States Bankruptcy Court for the Southern District of New York on August 29, 2013 (as amended, modified or supplemented from time to time the “Plan”), (B) to cause the Surviving Corporation to implement any decision of the D&O Claim Committee reasonably taken in accordance with the terms of the D&O Claim Committee’s charter (the “D&O Claim Committee Charter”), (C) to cause the Surviving Corporation to appoint any vacancies on the Committee in accordance with the instructions of the Stockholders’ Representative, and (D) not to amend the D&O Claim Committee Charter without the consent of the Stockholders’ Representative, except as may be required by applicable Law.

(b)                                 To the fullest extent permitted by applicable Law, Buyer and Surviving Corporation shall, and shall cause each of Surviving Corporation’s Subsidiaries to, honor all of the obligations of the Company and its Subsidiaries to the extent in effect immediately prior to the Closing to indemnify (including any obligations to advance funds for expenses) the Covered Persons for acts or omissions by such Covered Persons occurring prior to the Closing pursuant to

Organizational Documents, or the indemnity or indemnification agreements and resolutions set forth in Schedule 5.5, and such obligations shall survive the Closing and shall continue in full force and effect in accordance with the terms of the Organizational Documents of the Surviving Corporation or any of its Subsidiaries, as the case may be, and the indemnity or indemnification agreements and such resolutions set forth in Schedule 5.5 from the Closing until the expiration of the applicable statute of limitations with respect to any claims against such Covered Persons arising out of such acts or omissions.

(c)                                  Prior to the Closing, the Company shall purchase a six-year extended reporting period endorsement (the “D&O Tail”) under the existing directors’ and officers’ liability insurance policies of the Company and its Subsidiaries (the “D&O Insurance”), providing that such D&O Tail shall extend the directors’ and officers’ liability coverage under the D&O Insurance for a period of six years from the Closing for any claims arising from events which occurred prior to the Closing.

(d)                                 Notwithstanding anything to the contrary herein, if any Covered Person is entitled to be reimbursed or indemnified by any Person (including the Stockholders’ Representative, any Stockholder or any of their respective Affiliates) other than Buyer or the Surviving Corporation or Subsidiary of the Surviving Corporation, such Covered Person shall not be required to recover from or be indemnified by, or to seek such recovery or indemnification from, any such other Person prior to or as a condition to being indemnified as described in this Section 5.5.

(e)                                  The provisions of this Section 5.5 are (i) intended to be for the benefit of, and shall be enforceable by, each Covered Person and each other Person entitled to indemnification under this Section 5.5 of this Agreement, and each such Person’s heirs, legatees, representatives, successors and assigns, it being expressly agreed that such Persons shall be third party beneficiaries of this Section 5.5, and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise.  If Buyer or Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, this Section 5.5 shall be binding upon the successors and assigns of Buyer and Surviving Corporation, as the case may be.

Section 5.6.                                       Exclusive Dealing.  Except in connection with any exercise of Company Stock Options, pursuant to any agreement existing as of the date hereof concerning the purchase of any shares of the Company’s capital stock or any options therefor or in direct furtherance of the transactions expressly contemplated by the Women’s Health APA, during the period from the date hereof through Closing or the earlier termination of this Agreement, the Company shall not take, and shall cause its Affiliates not to take, nor will it authorize or permit any of its officers, directors, or employees, or any investment banker, attorney or other advisor or representative retained by it to take, directly or indirectly, any action to encourage, initiate or engage in discussions or negotiations with, or provide any information to, any Person (other than the Buyer and its Affiliates and representatives) concerning any Acquisition Proposal, and the Company shall, to the extent permitted under applicable confidentiality restrictions that are binding on the Company, as promptly as practicable advise Buyer in writing of any Acquisition Proposal or any request for non-public information or other inquiry which the Company reasonably believes could lead to an Acquisition Proposal, including the material terms and conditions of such Acquisition Proposal to the extent known and the identity of the person or group making the request, inquiry or Acquisition Proposal, and shall keep Buyer informed on a current basis of the status and details of any such request, inquiry or Acquisition Proposal.

Section 5.7.                                       Company Option Plan; Notice to Holders of Company Stock Options.  Prior to Closing, the board of directors of the Company shall adopt such resolutions and determinations as are necessary under any stock option plan(s) of the Company for the termination of the Company Stock Options in exchange for the payments contemplated by this Agreement.  At least ten (10) days prior to the Effective Time, the Company shall deliver notice, in a form complying with the requirements of any such stock option plans and reasonably satisfactory to Buyer, to each holder of Company Stock Options, (i) notifying such holder of the transactions contemplated hereby, (ii) notifying each holder of Company Stock Options that such Company Stock Options shall accelerate and shall become exercisable in full, and (iii) informing such holder that the Company Stock Options shall terminate upon the Effective Time, unless exercised prior thereto, in exchange for the payments contemplated hereby.  The written notice shall provide that each such holder will have at least five Business Days (expiring no later than the third Business Day prior to the Effective Time) to exercise his or her Company Stock Option, with such exercise of any previously unvested portion of the Company Stock Option contingent on the Closing.  No Company Stock Options may be exercised later than the third Business Day prior to the Effective Time.

Section 5.8.                                       Stockholder Approval.

(a)                                 Promptly following the execution of this Agreement, the Company will solicit and obtain the approval by written consent of the adoption of the Merger Agreement and approval of the Merger by Stockholders holding the requisite number of shares of each class of the Company’s capital stock required to adopt the Merger Agreement and approve the Merger (the “Stockholder Approval”).  Such solicitation shall be in the form of the Information Statement of the Company (which shall be distributed to the Stockholders together with Buyer’s disclosure document for the offer and issuance of the shares of Buyer Common Stock). The Company shall take all other action reasonably necessary to secure the vote or consent of stockholders required by the DGCL and the Organizational Documents of the Company to obtain such approval.  Within seven (7) Business Days of the delivery of such stockholder written consent evidencing the Stockholder Approval, the Company shall distribute to all Stockholders who did not execute such consent all information and notices required by Sections 228(e) and 262(d)(2) of the DGCL, and, prior to the Closing Date, shall distribute to all Stockholders the required notice of the “effective date” of the Merger as, and to the extent, required pursuant to Section 262(d)(2)(i) of the DGCL.

(b)                                 The Company shall submit to Buyer the form of any written notice and information described in Section 5.8(a) prior to delivery thereof to the Stockholders and shall transmit to the Stockholders any such notice unless Buyer reasonably objects thereto.

Section 5.9.                                       Section 280G Approval.  To the extent that any disqualified individual (within the meaning of Section 280G(c) of the Code) would be entitled to any payment or benefit in connection with the transactions contemplated by this Agreement and such payment or benefit would potentially constitute a “parachute payment” under Section 280G of the Code, the Company shall, prior to Closing:

(a)                                 use its commercially reasonable efforts to obtain a binding written waiver by such disqualified individual of any portion of such parachute payment that exceeds $1 less than 3.0 times such disqualified individual’s “base amount” within the meaning of Section 280G(b)(3) of the Code (collectively, the “Waived Amounts”) to the extent the Waived Amounts are not subsequently approved pursuant to a stockholder vote in accordance with the requirements of Section 280G(b)(5)(B) of the Code (the “280G Stockholder Approval Requirements”);

(b)                                 provide to the Stockholders disclosure intended to satisfy the requirements of Section 280G(b)(5)(B)(ii) of the Code; and

(c)                                  hold a vote of the Stockholders in a manner that is intended to satisfy the 280G Stockholder Approval Requirements.  Prior to execution of any waivers or the delivery to the Stockholders of any documents in connection with the solicitation of such stockholder approval, the Company will have given Buyer and its counsel a reasonable opportunity to review and comment on final drafts of all such documents.

In connection with the foregoing, Buyer shall provide the Company, no later than fourteen (14) days prior to the Closing Date, with all information and documents necessary to allow the Company to determine whether any payments made or to be made or benefits granted or to be granted pursuant to any agreement or arrangement entered into or negotiated by the Buyer or any of its Affiliates prior to the Closing (“Buyer Payments”), together with all other payments and benefits that any disqualified individual may be entitled to receive or retain that are treated as being “contingent” (within the meaning of Code Section 280G) on the transactions contemplated by this Agreement, could reasonably be considered to be “parachute payments” within the meaning of Section 280G(b)(2) of the Code.  Notwithstanding anything to the contrary in this Section 5.9 or otherwise in this Agreement, to the extent that Buyer has provided misinformation with respect to the Buyer Payments, or Buyer’s omission of information has resulted in misinformation, with respect to any Buyer Payments, there shall be no breach of the covenant contained in this Section 5.9, but only to the extent caused by such omission or misinformation.

Section 5.10.                                Private Placement; Section 4.3(b) Deliverable.

(a)                                 Buyer and the Company acknowledge that the shares of Buyer Common Stock will not be registered under the Securities Act and would be issued in reliance upon an exemption thereunder for transactions not involving a public offering.    The Company shall request from each Fully Diluted Common Holder that he, she or it provide an Investor Questionnaire to the Company prior to the Effective Time, and the Company shall promptly provide Buyer with copies of the same.  Any such Fully Diluted Common Holder that does not certify in an Investor Questionnaire that he, she or it is an “accredited investor,” as defined in Rule 501 of Regulation D under the Securities Act, is hereinafter referred to as a “Non-Accredited Investor.”

(b)                                 On or prior to October 1, 2014, the Buyer shall deliver to the Company an accurate and correct list in writing of all of the shares of capital stock or other equity interests of Buyer, or securities convertible into or exchangeable or exercisable for capital stock or other equity interests of Buyer, other than Buyer Options issued pursuant to the Buyer Stock Plan or shares pursuant to exercise of Buyer Options, that were issued from June 30, 2014 until the date of this Agreement, whereupon the information on such list shall, for purposes of this Agreement, be deemed to be a representation and warranty made pursuant to Section 4.3(b) of this Agreement.

Section 5.11.                                Efforts to Sell Company Product; Extraordinary Transactions.

(a)                                 Buyer’s Obligations.  During the period after the Effective Time and prior to the end of the fifth (5th) calendar year following the Effective Time, Buyer shall use commercially reasonable efforts, consistent with its ordinary course of conduct with respect to other products in similar states of development and of similar market potential (including profit margin), to market and sell the Company Product in the United States, provided, that whether certain efforts by Buyer are deemed to be “commercially reasonable” with respect to the Company Product shall be determined in light of all relevant factors, taken as a whole, including but not limited to the perceived market potential of the Company Product (including anticipated and actual profit margin), the anticipated level of regulatory approval that may be available for the Company Product (including but not limited to the extent of the indications for which the Company Product may be approved), as well as any regulatory exclusivity (to the extent of the duration thereof), the level of reimbursement that may be available for the Company Product, the Buyer’s financial and other resources, the safety and efficacy of the Company Product, the level of Intellectual Property Rights protection of the Company Product, the presence of third-party Intellectual Property Rights that may impact the marketability of the Company Product, the presence or absence of particularly difficult manufacturing issues, the likely availability and cost of necessary raw materials, and the expected competitive position of the Company Product vis-à-vis other therapies that may have been or may be developed, marketed and sold for the same or similar indications (including FDA-approved generic equivalents of Company Products), including with respect to the expected or actual efficacy and cost of such Company Product when compared to such other products.  For purposes of determining whether or not Buyer is complying with its obligations under the first sentence of this paragraph (a), Buyer’s marketing and sales efforts for the Company Product shall be considered in the aggregate.  Buyer shall not be deemed to be in breach of this Section 5.11 for any particular period unless Buyer’s marketing and sales efforts with respect to the Company Product during such period, taken as a whole, are not commercially reasonable.

(b)                                 Defense Expenses.  In the event that the Stockholders’ Representative initiates any Litigation to enforce its rights or Buyer’s obligations under this Section 5.11, unless Buyer is found to be material violation of its obligations under this Section 5.11, the Stockholders’ Representative (out of the Reserve Amount or as a set off against Contingent Payments) shall reimburse Buyer for Buyer’s reasonable out-of-pocket expenses incurred in the defense of such Litigation; provided, that if no further Contingent Payments are contemplated by this Agreement after the Contingent Payment Period End Date, the Stockholders’ Representative shall have to provide other security for its obligations under this Section 5.11(b) reasonably satisfactory to Buyer prior to commencing such Litigation, and provided, further that if Buyer is found to be material violation of its obligations under this Section 5.11, Buyer shall reimburse Stockholders’ Representative for the Stockholders’ Representative’s reasonable out-of-pocket expenses incurred in pursuing such Litigation.

(c)                                  Acknowledgment.  The Fully Diluted Common Holders acknowledge that only the Stockholders’ Representative (on behalf of the Fully Diluted Common Holders) shall be entitled to enforce the covenants set forth in this Section 5.11, and the Fully Diluted Common Holders, by virtue of their approval of this Agreement, have hereby waived any rights to engage or participate in any such litigation, pursuant to Section 2.9(d).

(d)                                 Extraordinary Transactions.  During the Contingent Payment Period, prior to entering into any agreement or arrangement with respect to, or effecting or consummating, any proposed sale, license or sublicense, exchange, dividend or other distribution or liquidation of all or substantially all of the assets, or all or substantially all of the assets (including Company Intellectual Property Rights) related to the Company Products, or the capital stock or equity interests of the Buyer or the Surviving Corporation in one or a series of transactions or any merger, consolidation, recapitalization or reclassification of securities pursuant to which the Buyer or the Surviving Corporation is not the surviving entity of such transaction and that does not directly or indirectly provide for the assumption by the successor, acquirer or surviving entity of the obligations of Buyer and the Surviving Corporation set forth in Section 2.9, Section 2.10 and this Section 5.11, Buyer will notify the Stockholders’ Representative in writing thereof (if not previously so notified) and, if requested by the Stockholders’ Representative, shall arrange for the obligations of Buyer and the Surviving Corporation set forth in Section 2.9, Section 2.10 and this Section 5.11 to be expressly assumed by such successor, acquirer or surviving entity, in each case, upon terms and conditions reasonably satisfactory to the Stockholders’ Representative.

Section 5.12.                                Interim Operation Covenants of Buyer.  Except (A) as required by applicable Law or any Governmental Entity, (B) as otherwise expressly contemplated by this Agreement or any Ancillary Agreement then in effect, (C) as the Stockholders’ Representative may consent, which consent may not unreasonably be withheld, conditioned or delayed, or (D), as set forth in Schedule 5.12, during the period from the date hereof until the Closing Date, the Company shall not, nor permit any of its Subsidiaries to:

(i)                                     declare or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock;

(ii)                                  change the number of issued and outstanding shares of its capital stock if such change would require the vote of the stockholders of the Company in connection with the issuance of the Buyer Merger Shares, or split, combine or reclassify any of its capital stock; or

(iii)                               issue or authorize the issuance of any shares of Buyer Common Stock or options, warrants, convertible securities or rights exercisable therefore or convertible thereinto (other than (A) issuances of Buyer Common Stock or any of the foregoing securities for fair market value in connection with bona fide capital-raising transactions, (B) issuances to sellers in connection with bona fide acquisitions or licensing arrangements by Buyer, (C) issuances of options or similar rights to acquire Buyer Common Stock, or restricted stock grants, under the Buyer Stock Plans or otherwise and any shares of Buyer Common Stock issuable upon exercise of such options or other rights or grants in each case for compensatory purposes, and (D) any issuances of any securities pursuant to Buyer’s shareholder rights plan).

Section 5.13.                                Delivery of Financial Statements; Cooperation in Preparing Pro Forma Financial Statements.  From the date hereof until the Closing, the Company will deliver to Buyer, not later than the date when delivered to the Company’s lenders (in their capacities as such) after the end of each calendar month, copies of the consolidated financial information of the Company and its Subsidiaries for such month that are sent to such lenders (in their capacities as such).  The Company agrees to cooperate, and cause its accountants to cooperate, in providing (a) historical financial information to Buyer in a manner for Buyer to satisfy its filing obligations with the SEC and (b) any other information reasonably requested by Buyer in order to comply with the requirements of Rule 305 of Regulation S-X of the Securities Act.

Section 5.14.                                Takeover Laws.   If any “fair price,” “moratorium” or “control share acquisition” statute or other similar anti-takeover statute or regulation shall become applicable to the transactions contemplated by this Agreement, the Company and its board of directors shall use their commercially reasonable efforts to grant such approvals and take such actions as are necessary so that, subject to the terms and conditions of this Agreement, the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and thereby and otherwise act to minimize the effects of any such statute or regulation on the transactions contemplated hereby and thereby.

Section 5.15.                                President’s Club Incentive; Severance.  Promptly after the Closing, the Buyer shall cause the Surviving Corporation and its Subsidiaries to abide by and fulfill each of their respective obligations with respect to the “President’s Club” incentive (as set forth on Schedule 5.15) in accordance with the Company’s past practices with respect to the employees of the Surviving Corporation or its Subsidiaries who are then employed thereby, but only to the extent of the accrual therefor in the Net Working Capital.  Buyer hereby acknowledges and agrees, on behalf of itself and (at and after the Closing) the Surviving Corporation that the Closing constitutes “good reason” under the employment agreements of each of the Named Executives and, to the extent included in the calculation of Transaction Related Expenses, shall cause the Surviving Corporation to pay the maximum amount of severance provided for in such employment agreements to the Named Executives on the Closing Date through the payroll system of the Surviving Corporation.

Section 5.16.                                Alternative Women’s Health Transaction.  Prior to the Closing, Buyer and the Company shall use commercially reasonable efforts to create an entity to be the party to consummate the Alternative Women’s Health Transaction, and to as promptly as possible after the date hereof, prepare and negotiate (in good faith) all documentation (including the Interim TSA) reasonably necessary to consummate the Alternative Women’s Health Transaction; provided that the parties hereto shall cooperate to effect the Alternative Women’s Health Transaction in a tax-efficient manner to the Company (it being agreed that the Alternative Women’s Health Transaction shall be subject to Article VII and Article XI hereof with respect to all Tax matters, and that for these purposes, tax efficiency refers only to minimizing actual tax liability resulting directly from the Alternative Women’s Health Transaction, and not to the preservation or optimization of tax attributes).   In the event that the Alternative Women’s Health Transaction occurs, Buyer shall cause Surviving Corporation and its applicable Subsidiaries to enter into a transition services agreement with the Person(s) who acquire the Women’s Health Division from the New WH Entity(ies), on the date of the closing of such acquisition, on terms substantially similar to the terms of the transition services agreement that is attached to the Women’s Health APA.

Section 5.17.                                Treatment of Life Insurance Amounts.  The sum of (x) the life insurance cash surrender amounts payable to the Company which are the subject of the disputes between the Company and Marc Hermelin that were settled pursuant to the Settlement and Release Agreement, dated as of September 15, 2014, by and among the Company, Greg Kenley and Lisa Kenley, as trustees of the Jacob Trust dated October 17, 1991, and as trustees of the Marc S. Hermelin Irrevocable Trust dated June 7, 1999, and Marc S. Hermelin and (y) the $100,000 bond related thereto (the sum of such amounts described in such clauses (x) and (y), the “Hermelin Life Insurance Amounts”) (i) to the extent they are not actually received by the Company at or prior to the Closing, shall not be included as assets for purposes of the calculation of Net Working Capital or included in Closing Date Cash, (ii) to the extent they are actually received by the Company at or prior to the Closing, shall be included in Closing Date Cash, and (iii) to the extent they are actually received by the Surviving Corporation following the Closing, shall be paid by the Surviving Corporation to the Paying Agent (for the benefit of the Fully Diluted Common Holders, to the extent such payment does not constitute a Compensatory Payment) and the Surviving Corporation (for further payment to the Fully Diluted Common Holders, to the extent such payment constitutes a Compensatory Payment) on the next payroll payment date of the Surviving Corporation.

ARTICLE VI

EMPLOYMENT MATTERS

Section 6.1.                                       Employee Benefits.

(a)                                 For a period of 12 months following the Closing Date (the “Continuation Period”), Buyer shall, or shall cause its Affiliates or the Surviving Corporation to, continue the employment of each of the employees of the Company or any of its Subsidiaries who were so employed immediately prior to the Closing Date and who continue to be so employed immediately following the Closing Date (the “Continuing Employees”) on terms and conditions that are no less favorable to each Continuing Employee, in the aggregate, as the terms and conditions of employment of such Continuing Employee provided by the Company or any of its Subsidiaries immediately prior to the Closing Date, including, without limitation, terms relating to salary, incentive compensation opportunities (other than with respect to equity compensation), severance benefits and fringe benefits; provided that, if any employee of the Surviving Corporation or any of its Subsidiaries (whether or not such employee is a Continuing Employee) is terminated without cause on or following the Closing but prior to the payment date for bonuses in respect of the 2015 fiscal year, then Buyer shall cause the Company to pay such employee an amount equal to the product of (i) such employee’s target bonus for the 2015 fiscal year times (ii) a fraction, the numerator of which is the number of days in the period beginning on the first day of the 2015 fiscal year and ending on such employee’s termination date and the denominator of which is 365, which amount shall be paid to such employee in addition to, and not in lieu of, such other benefits as shall be payable to such employee under the Company’s severance policy as in effect immediately prior to the Closing (but in no event shall any such employee receive such payment if under an individual agreement such individual’s severance includes a pro rata bonus for the year of termination).  In addition, and without limiting the immediately preceding sentence, during the Continuation Period, Buyer shall offer, or shall cause its Affiliates or the Surviving Corporation to offer, each Continuing Employee participation in either the Benefit Plans, or employee benefit plans, agreements, programs, policies and arrangements of Buyer or its Affiliates (the “Buyer Plans”), in either case, that shall be substantially no less favorable in the aggregate than the Benefit Plans (including, without limitation, the Seller 401(k) Plans (as defined below), taken into account without regard to the plan termination contemplated by Section 6.4) and other employee benefit plans, programs and arrangements in effect immediately prior to the Closing Date with respect to such Continuing Employee.  If the Continuing Employees participate in the Buyer Plans, Buyer shall, or shall cause its Affiliates or the Surviving Corporation to, (i) provide coverage for Continuing Employees and their eligible dependents under its or their medical, dental and health plans without interruption of coverage; (ii) cause to be waived any pre-existing condition, actively at work requirements and waiting periods (to the extent waived under a comparable Benefit Plan); and (iii) cause the Buyer Plans to honor any expenses incurred by the Continuing Employees and their eligible dependents under similar plans of the Company or any of its Subsidiaries during the calendar year in which such Continuing Employee or eligible dependent first becomes eligible for coverage under such Buyer Plan for purposes of satisfying applicable deductible, co-insurance and maximum out-of-pocket expenses.  No provision of this Agreement shall create any obligation on Buyer, its Affiliates or the Surviving Corporation to maintain the employment of any Continuing Employee after the Closing Date.  Nothing herein shall prevent Buyer, its Affiliates or the Surviving Corporation from terminating the employment of any Continuing Employee during the Continuation Period in compliance with applicable Law and Section 6.1(b).  No provision of this Agreement shall create any third party beneficiary rights in any Continuing Employee, or any beneficiary or dependents thereof, with respect to the compensation, terms and conditions of employment and benefits that may be provided to any Continuing Employee by Buyer, its Affiliates or the Surviving Corporation or its subsidiaries or under any benefit plan which Buyer, its Affiliates or the Surviving Corporation may maintain.

(b)                                 Notwithstanding anything to the contrary in this Agreement, during the Continuation Period, Buyer shall cause the Surviving Corporation to continue to provide severance pay for the benefit of each Continuing Employee that is no less favorable than the severance pay provided by the Company or any of its Subsidiaries in respect of each such Continuing Employee as of the date hereof, as set forth in Schedule 6.1(b).

Section 6.2.                                       Credit for Service and Benefit Accrual.  For purposes of eligibility, vesting and benefit accruals (other than benefit accruals under a defined benefit pension plan) under each Buyer Plan in which Continuing Employees are eligible to participate following the

Closing, Buyer shall, and shall cause its Affiliates or the Surviving Corporation to, give each Continuing Employee credit under each such Buyer Plan for all service with the Company or any of its Subsidiaries prior to the Closing to the same extent as such service was recognized for such purpose by the Company or any of its Subsidiaries and/or their Affiliates prior to the Closing; provided, however, that such service shall not be credited to the extent that it would result in a duplication of benefits.

Section 6.3.                                       WARN.  Following the Closing, Buyer shall not implement, or permit the Surviving Corporation or any of its Subsidiaries to implement, any plant closing, mass layoff, employee layoff, or similar event that individually or in the aggregate would give rise to any obligations or liabilities on the part of the Stockholders’ Representative, any Stockholders or any of their respective Affiliates under the WARN Act or any similar Law, and Buyer shall cause the Surviving Corporation and its Subsidiaries to provide any required notice under the WARN Act or any similar Law, and to otherwise comply with any such Law with respect to any “plant closing” or “mass layoff” (as defined in the WARN Act or similar Law) or employee layoff or similar event affecting the employees of the Surviving Corporation or any of its Subsidiaries.

Section 6.4.                                       401(k) Plan Termination.  Effective immediately prior to the Closing, the Company and the Subsidiaries will terminate its Benefit Plan intended to qualify as a qualified cash or deferred arrangement under Section 401(k) of the Code (the “Seller 401(k) Plan”), and effective immediately prior to the Closing no employee of the Company or any Subsidiary shall have any right thereafter to contribute any amounts to the Seller 401(k) Plan.  The Company will provide Buyer with evidence that the Seller 401(k) Plan has been terminated effective immediately prior to the Closing pursuant to resolutions duly adopted by the Company Board or the board of directors of a Subsidiary, as applicable.  The Company also shall take such other actions in furtherance of terminating such Benefits Plans as Buyer may reasonably require.  Buyer shall maintain a defined contribution plan that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (the “Buyer 401(k) Plan”), and shall cause the Buyer 401(k) Plan to accept rollovers, including, without limitation, direct rollovers, to the Buyer 401(k) Plan of the account balances (including, without limitation, to the extent permitted by the Buyer 401(k) Plan, any loan balances) of any participant in the Seller 401(k) Plan who is employed by the Company or its Subsidiaries following Closing, pursuant and subject to such reasonable procedures and conditions as Buyer may adopt.

Section 6.5.                                       No Amendment.  Notwithstanding any other provision of this Agreement, nothing contained in this Article VI shall (i) be deemed to be the adoption of, or an amendment to, any employee benefit plan, as that term is defined in Section 3(3) of ERISA, or otherwise limit the right of the Company, the Buyer or their respective Affiliates (including the Subsidiaries of the Company) or the Surviving Corporation, to amend, modify or terminate any such employee benefit plan, or (ii) without limiting Section 12.3, give any third party any right to enforce the provisions of this Article VI.

ARTICLE VII

TAX MATTERS

Section 7.1.                                       Tax Returns.

(a)                                 The Company shall prepare or cause to be prepared and file or cause to be filed all Tax Returns of the Company and its Subsidiaries for all Tax periods that end on or before the Closing Date and must be filed prior to the Closing Date, taking into account all extensions.  All such Tax Returns shall be prepared in a manner consistent with (i) applicable Law, (ii) this Agreement and (iii) the past practice of the Company or applicable Company Subsidiary.

(b)                                 Buyer shall prepare or cause to be prepared and file or cause to be filed all Tax Returns of the Company and its Subsidiaries (other than those described in Section 7.1(a)) for Pre-Closing Tax Periods, Straddle Periods and Tax Periods that begin after the Closing Date.  With respect to such Tax Returns for Pre-Closing Tax Periods and Straddle Periods (the “Buyer-Prepared Tax Returns”), the Stockholders’ Representative shall cooperate, and shall use commercially reasonable efforts to cause the Stockholders or any former officers or directors of the Company to cooperate, in the preparation of such Buyer-Prepared Tax Returns in accordance with Section 7.4. Each Buyer-Prepared Tax Return shall be prepared in a manner consistent with (i) applicable Law, (ii) this Agreement and (iii) the past practice of the Company or applicable Company Subsidiary. Buyer shall deliver to the Stockholders’ Representative a draft of each Buyer-Prepared Tax Return that is an Income Tax Return or any other material Tax Return (as well as any elections requested by the Stockholders’ Representative respecting any periods ending on or before the Closing Date) at least thirty (30) days prior to the due date for filing such Tax Return (unless the filing date is less than sixty (60) days after the Closing Date, in which case Buyer shall deliver such documents a reasonable time prior to filing).  Buyer shall incorporate all comments proposed by the Stockholders’ Representative to such draft Tax Return that would be sustained on a “more-likely-than-not” basis (based on the determination of the Stockholders’ Representative or, if the Buyer disagrees with such basis, based on the determination of a mutually agreeable nationally recognized law firm or accounting firm engaged by the Stockholders’ Representative) (including requests for elections relating to the Alternative Women’s Health Transaction). Buyer shall timely file, or cause to be timely filed (taking into account all applicable extensions of time for filing without penalty or addition to Tax), all Tax Returns subject to this Section 7.1(b).  In the case of any Tax Return subject to this Section 7.1(b) , Buyer shall recover any Taxes shown on such Tax Return that are attributable to a Pre-Closing Tax Period from the Indemnity Escrow Account in accordance with Section 2.15 or set-off from the Contingent Payments in accordance with Section 2.10, it being understood that the parties agree to direct the Escrow Agent to disburse all such amounts to the Company in accordance with the Escrow Agreement. For purposes of this Agreement, Taxes attributable to any Straddle Period shall be allocated as follows: (i) in the case of real, personal and intangible property Taxes (“Property Taxes”), the amount attributable to the portion of the Straddle Period ending on the Closing Date shall be determined by multiplying the amount of such Taxes for the Straddle Period by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the total number of days in the Straddle Period and (ii) in the case of Taxes other than Property Taxes, the amount of any such Taxes allocable to the portion of the Straddle Period ending on the Closing Date shall be determined based on an interim closing of the books as of the close of business on the Closing Date; provided that exemptions, allowances or deductions that are calculated on an annual basis, such as deductions for depreciation, shall be apportioned on a pro rata basis.

Section 7.2.                                       Transfer Taxes.   Buyer, on the one hand, and the Fully Diluted Common Holders (as an inclusion in the calculation of Transaction Related Expenses) on the other hand, each shall be liable for fifty percent (50%) of all local, foreign or other excise, sales, use, value added, transfer (including real property transfer or gains), stamp, documentary, filing, recordation and other similar taxes and fees that may be imposed or assessed as a result of the execution of this Agreement or the Ancillary Agreements, together with any interest and penalties (“Transfer Taxes”).  Any Tax Returns that must be filed in connection with such Transfer Taxes shall be prepared by Buyer in accordance with applicable Law, and Buyer will use its reasonable best efforts to provide such Tax Returns to the Stockholders’ Representative at least ten (10) Business Days prior to the date such Tax Returns are due to be filed.  Buyer and the Stockholders’ Representative shall cooperate in the timely completion and filing of all such Tax Returns.  Buyer shall promptly remit all Transfer Taxes to the appropriate Taxing Authority and Buyer’s right to recover the Fully Diluted Common Holders’ share of any such Transfer Taxes due after the Closing (to the extent not already included in the calculation of Merger Consideration) shall be treated as if such right to recover were a Tax Claim hereunder.

Section 7.3.                                       Contest Provisions.

(a)                                 Each of Buyer and the Stockholders’ Representative shall promptly notify the other upon receipt of notice of any pending or threatened audits or assessments with respect to Taxes for which such other party (or such other party’s Affiliates) may be liable hereunder (each a “Tax Contest”); provided, however, that the failure to deliver such notice shall not affect any of the parties’ obligations hereunder unless such party was materially prejudiced by the delay in notice.  The Stockholders’ Representative shall be entitled to participate at its expense in the defense of and, at its option, take control of the complete defense of, any Tax Contest relating solely to any Tax period ending on or before the Closing Date, including any settlement or other disposition thereof (subject to the last sentence of Section 7.3(c)), and to employ counsel of its choice at its expense.  The Stockholders’ Representative shall exercise such option by providing to Buyer written acknowledgment of the indemnification obligations of the Fully Diluted Common Holders and written notice of such election within twenty (20) days of the Stockholders’ Representative’s receipt of notice pursuant to the first sentence of this Section 7.3; provided, that if the Stockholders’ Representative fails to exercise such option within such twenty (20)-day period, Buyer shall assume control and complete defense of such Tax Contest (subject to the last sentence of Section 7.3(c)). Buyer shall, at the cost of the Stockholders’ Representative (provided that the Stockholders’ Representative will only be liable for reasonable out-of-pocket expenses and such expenses shall be paid solely from the Reserve Amount), procure all assistance the Stockholders’ Representative may reasonably require in relation to any action taken with respect to such Tax Contest.  Buyer shall ensure that the Stockholders’ Representative is authorized to take such action on behalf and in the name of the Surviving Corporation and its Subsidiaries as the Stockholders’ Representative may reasonably request with respect to such Tax Contest, including responding (in writing or otherwise) to any audit inquiry from any Taxing Authority, attending and conducting interviews, meetings, discussions and negotiations with any Taxing Authority, negotiating and concluding compromises, agreements and settlements with any Taxing Authority, lodging requests for rulings, opinions or determinations with any Taxing Authority or lodging or instituting objections, applications, appeals and other Litigations with any Taxing Authority, tribunal or court.

(b)                                 With respect to any Tax Contest relating to a Straddle Period, the Tax Items subject to such Tax Contest shall be distinguished among those for which the Fully Diluted Common Holders, on the one hand, and the Buyer, on the other hand, are liable, and the Stockholders Representative or the Buyer, respectively, shall control the defense of those Taxes for which it is liable.  If any Tax Item cannot be identified as being a liability exclusively of one party or cannot be separated from a Tax Item for which the other party is liable, the party which has the greater potential liability for such Tax Items shall control the defense of the Tax Contest.

(c)                                  In controlling the conduct of all or any portion of a Tax Contest described in Section 7.3(a) or (b), the controlling party shall: (i) keep the non-controlling party reasonably informed regarding the status and progress of such Tax Contest; and (ii) provide to the non-controlling party drafts of any material correspondence to any Taxing Authority and consider in good faith any comments of the non-controlling party (or its advisors) on the correspondence.  Notwithstanding anything to the contrary herein, neither the Stockholders’ Representative nor Buyer may agree to settle any claim for Taxes for a Tax period ending on or prior to the Closing Date or a Straddle Tax Period without the prior consent of such other party, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 7.4.                                       Tax Refunds.  Any Tax refunds or amounts credited against Tax that are received or realized by the Company or any of its Subsidiaries for any Pre-Closing Tax Period shall be for the account of the Fully Diluted Common Holders; it being understood that any loss generated in any Pre-Closing Tax Period that is applied in or in respect of a taxable period beginning after the Closing Date shall not constitute a Tax refund or credit against Tax that is for the account of the Fully Diluted Common Holders.  Buyer shall cause the Company to pay any such Tax refund or the value of such credit against Tax received or realized after the Closing Date to the Paying Agent (for payment to the Fully Diluted Common Holders) no later than ten (10) Business Days after receipt thereof); provided, that Buyer shall cause any such amounts attributable to Persons holding Company Stock Option or a Company RSU immediately prior to the Merger to be paid through the Company’s payroll system (with reduction for any applicable withholding required by applicable Law).  Notwithstanding the foregoing, (x) if any Tax refund or credit against Tax giving rise to any payment to the Paying Agent (for payment to the Fully Diluted Common Holders) is subsequently disallowed or reduced, the Fully Diluted Common Holders shall indemnify and hold harmless (solely from the Indemnity Escrow Account or pursuant to the set-off provision in Section 2.10(c)) the Buyer Indemnified Parties from and against any Tax to them that is attributable to such disallowance or reduction in accordance with Article XI, and (y) no such Tax refund or credit against Tax shall be paid to the Paying Agent (for payment to the Fully Diluted Common Holders) during the pendency of any Tax Contest to the extent of any potential Tax Claim.  The Buyer Indemnified Parties shall be, upon final resolution of such Tax Claim, be entitled to set-off the Tax refund or credit against Tax against all or a portion of the Tax Claim.

Section 7.5.                                       Assistance and Cooperation.  Following the Closing Date, each of Buyer and the Stockholders’ Representative shall cooperate fully in preparing any Tax Returns with respect to the Company and its Subsidiaries and in preparing for any audits of, inquiries by, or disputes with any Taxing Authorities regarding, any applicable Tax Returns with respect to the Company and its Subsidiaries and payments in respect thereof, including (a) providing timely notice to the other (pursuant to Section 7.3) of any pending or proposed audits or assessments with respect to Taxes for which such other party or any of its Affiliates may have a liability under this Agreement or the Ancillary Agreements, (b) subject to Section 7.3, furnishing the other with copies of all relevant correspondence received from any Taxing Authority (whether before, on, or after the Closing Date) in connection with any Tax Contest and (c) making available to the other party during normal business hours, all Books and Records, Tax Returns or portions thereof (together with related paperwork and documents relating to rulings or other determinations by Taxing Authorities), proof of payment of Taxes, documents, files, officers or employees (without substantial interruption of employment) or other relevant information reasonably necessary or useful for such purposes, in each case, whether or not in existence as of the Closing Date.

Section 7.6.                                       Maintenance of Buyer’s Books and Records.  Until the applicable statute of limitations (including periods of waiver) has run for any Tax Returns filed or required to be filed with respect to the Company and its Subsidiaries covering Tax periods ending on or before the Closing Date, Buyer shall, and shall cause its Affiliates to, retain or cause to be retained all Books and Records in existence on the Closing Date and, following the Closing Date (but only to the extent relevant to any Pre-Closing Tax Period), shall provide the Stockholders’ Representative access to such Books and Records and the equivalent Books and Records prepared following the Closing Date for inspection and copying by the Stockholders’ Representative and its Affiliates, or their agents upon reasonable request and upon reasonable notice.  After the expiration of the applicable statute of limitations (including periods of waiver), no such Books and Records shall be destroyed by Buyer without first advising the Stockholders’ Representative in writing and giving the Stockholders’ Representative a reasonable opportunity to obtain possession thereof, with any costs of transferring the Books and Records to be paid by the Stockholders’ Representative.

Section 7.7.                                       Adjustment to Merger Consideration.  Any payment by Buyer or the Stockholders’ Representative, as the case may be, pursuant to Section 2.14 or Article XI shall be treated as an adjustment to the Merger Consideration for Tax purposes to the extent permitted under applicable Law.

ARTICLE VIII

CONDITIONS TO CLOSING

Section 8.1.                                       Conditions to Mutual Obligations.  The respective obligations of Buyer, Merger Sub and the Company to consummate the Merger and the Closing are subject to the satisfaction or waiver, at or prior to the Closing Date, of each of the following conditions:

(a)                                 HSR Act.  All applicable waiting periods (including any extensions thereof) under the HSR Act shall have expired or been terminated.

(b)                                 No Injunction.  (i) No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) that prohibits or makes illegal the consummation of the transactions contemplated by Article II and such statute, rule, regulation, judgment, decree, injunction or other order is in effect; and (ii) no Litigation

(excluding any Litigation brought or commenced, directly or indirectly, by any securityholder of the Buyer or the Company in its capacity as such) shall be pending that would be reasonably expected to prohibit the consummation of the transactions contemplated hereby.

(c)                                  Stockholder Vote. This Agreement and the Merger shall have been duly adopted and approved by the requisite holders of shares of Common Stock in accordance with applicable Laws and the Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and by-laws of the Company.

Section 8.2.                                       Conditions to Obligations of Buyer and Merger Sub.  The obligations of Buyer and Merger Sub to consummate the Merger and the Closing are also subject to the satisfaction or waiver, at or prior to the Closing Date, of each of the following conditions:

(a)                                 Representations and Warranties.  (i) The Special Representations of the Company (other than the Special Representation contained in Section 3.6(b) (Capitalization)) shall be true and correct in all respects as of the Closing Date as though made on and as of the Closing Date, (ii) the Special Representation of the Company contained in Section 3.6(b) (Capitalization) shall be true and correct in all respects (other than de minimis inaccuracies in the case of Schedule 3.6(b)) on and as of the Closing Date as though made on and as of such date, and (iii) disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect, all representations and warranties of the Company set forth in Article III of this Agreement (other than Special Representations) shall be true and correct in all respects as of the Closing Date as though made on and as of the Closing Date, except, (A) that representations and warranties that are made as of a specific date need be true and correct only as of such date and (B) solely with respect to the foregoing clause (iii), for breaches and inaccuracies the effect of which would not, individually or in the aggregate, have a Material Adverse Effect or a material adverse effect on the Company’s ability to execute, deliver or perform this Agreement or any Ancillary Agreement, or to timely consummate the transactions contemplated hereby or thereby.  For purposes of this Section 8.2(a) only, “Special Representations” shall be deemed not to include the representations and warranties set forth in Sections 3.4(a), 3.6(a), 3.11, 3.15 or 3.18.

(b)                                 Performance of Obligations of the Company.  The Company and Stockholders’ Representative shall have performed or caused to be performed in all material respects all obligations that are required to be performed by them at or prior to the Closing Date.

(c)                                  Officer’s Certificate.  Buyer shall have received from the Company a certificate of an authorized senior officer of the Company certifying that the conditions set forth in Section 8.1(c), Section 8.2(a) and Section 8.2(b) have been satisfied.

(d)                                 Deliverables.  Buyer shall have received from the Company:

(i)                                     the Company Closing Statement;

(ii)                                  the Escrow Agreement, signed on behalf of the Escrow Agent and the Stockholders’ Representative;

(iii)                               the Registration Rights/Lock-Up Agreement, signed on behalf of each Fully Diluted Common Holder that will be receiving Buyer Merger Shares at Closing (it being agreed that no Fully Diluted Common Holder needs to sign the Registration Rights/Lock-Up Agreement as a condition to Closing);

(iv)                              payoff letters and UCC-3 termination statements, intellectual property assignment terminations, and similar lien release documentation, each in customary form reasonably acceptable to Buyer, (A) from the agent banks under the Credit Facility with respect to the Credit Facility and (B) with respect to the Closing Debt to be Discharged that constitutes debt or commitments for borrowed money or is evidenced by bonds, debentures, notes or other similar instruments, which each such payoff letter shall (i) indicate the total amount required to be paid to fully satisfy all principal, interest, fees, expenses, prepayment premiums, penalties, breakage costs or similar obligations (excluding contingent or indemnification obligations not then owing) under the Credit Facility and such Closing Debt to be Discharged as of the anticipated Closing Date (and daily accrual thereafter) (the “Payoff Amount”), and (ii) state that all security interests and all guarantees thereunder relating to the assets of the Company or any of its Subsidiaries shall be, upon the payment of the Payoff Amount on the Closing Date, released and terminated (each payoff letter described in this sentence being referred to as the “Payoff Letter”); and

(v)                                 (A) a customary statement reasonably acceptable to Buyer certifying that interests in the Company are not “United States real property interests” (within the meaning of Section 897 of the Code), which statement shall be dated as of the Closing Date and shall be prepared in accordance with the provisions of Treasury Regulations section 1.1445-2(c) and 1.897-2(h), and (B) a notice to the IRS in accordance with the provisions of Treasury Regulations section 1.897-2(h)(2), which Buyer shall be authorized to file with the IRS on behalf of the Company any notice provided to Buyer by the Company pursuant to this Section 8.2(d)(v).

(e)                                  Material Adverse Effect.  Since the date of this Agreement, no Material Adverse Effect shall have occurred, and no event shall have occurred that, individually or in the aggregate, with or without notice or the lapse of time, would reasonably be expected to result in a Material Adverse Effect.

(f)                                   Affiliate Arrangements.  The Stockholders’ Representative shall have delivered to Buyer a termination of each Contract between the Company or any of its Subsidiaries, on the one hand, and their respective Affiliates (other than the Company or any of its Subsidiaries), on the other hand, that is set forth on Schedule 8.2(f), evidencing the termination of any liabilities of the Company or any of its Subsidiaries to such Affiliates.

(g)                                  Appraisal Rights.  Holders of no more than five percent (5.0%) of the aggregate outstanding Common Stock as of the Effective Time shall have elected to, or continue to have contingent rights to, exercise dissenters’, appraisal or similar rights under the DGCL with respect to such shares; provided that any Stockholder who has not perfected (and not withdrawn) his, her or its appraisal rights pursuant to Section 262 of the DGCL prior to the expiration of the deadline for appraisal or dissenter’s rights pursuant to Section 262(d) of the DGCL shall not be deemed to have any such contingent rights.

(h)                                 Sale or Disposition of the Women’s Health Division.  Either (a) the Company shall have consummated the “Closing” (as defined in the Women’s Health APA) in accordance with the terms thereof, and shall execute the Final TSA, or (b) the Company shall have effected the Alternative Women’s Health Transaction.

Section 8.3.                                       Conditions to Obligations of the Company.  The obligations of the Company to consummate the Closing are also subject to the satisfaction or waiver, at or prior to the Closing Date, of each of the following conditions:

(a)                                 Representations and Warranties.  (i) The Special Representations of Buyer (other than the Special Representations contained in Sections 4.3(a) and (b) (Capitalization)) shall be true and correct in all respects as of the Closing Date as though made on and as of the Closing Date, (ii) the Special Representations of Buyer contained in Sections 4.3(a) and (b) (Capitalization) shall be true and correct in all respects (other than de minimis inaccuracies) on and as of the Closing Date as though made on and as of such date, and (iii) disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect, all representations and warranties of Buyer set forth in Article IV of this Agreement (other than Special Representations) shall be true and correct in all respects as of the Closing Date as though made on and as of the Closing Date, except, (A) that representations and warranties that are made as of a specific date need be true and correct only as of such date and (B) solely with respect to the foregoing clause (iii), for breaches and inaccuracies the effect of which would not, individually or in the aggregate, have a material adverse effect on the Buyer’s or Merger Sub’s ability to execute, deliver or perform this Agreement or any Ancillary Agreement, or to timely consummate the transactions contemplated hereby or thereby.

(b)                                 Performance of Obligations of Buyer and Merger Sub.  Each of Buyer and Merger Sub shall have performed in all material respects all obligations that are required to be performed by it under this Agreement at or prior to the Closing Date.

(c)                                  Officer’s Certificate.  The Stockholders’ Representative shall have received from Buyer a certificate of an authorized senior officer of Buyer certifying that the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied.

(d)                                 Deliverables.  Buyer shall have delivered to, or as directed by, the Stockholders’ Representative:

(i)                                     the Merger Consideration, by wire transfer of immediately available funds or direct issuance of Buyer Merger Shares, in accordance with Section 2.8, to the accounts specified in Section 2.8 (in the case of cash consideration);

(ii)                                  the Transaction Related Expenses (to the extent not paid prior to the Closing) by wire transfer of immediately available funds, in accordance with Section 2.8 to the various accounts specified in Section 2.8;

(iii)                               the Escrow Agreement, signed on behalf of Buyer and the Escrow Agent;

(iv)                              the Registration Rights/Lock-Up Agreement, signed on behalf of Buyer;

(v)                                 the Escrow Amount to the Escrow Agent; and

(vi)                              the Reserve Amount to the Stockholders’ Representative.

ARTICLE IX

BUYER ACKNOWLEDGMENT

Section 9.1.                                       Buyer Acknowledgment.

(a)                                 Each of Buyer and Merger Sub acknowledges and agrees, on behalf of itself and each of their Affiliates, that no third party is entitled to rely on or is otherwise intended to be a beneficiary of any representation made by or on behalf of the Company in or pursuant to this Agreement, or any of the statements or information contained herein or in any Appendix, Exhibit or Schedule hereto or otherwise furnished or made available to Buyer, Merger Sub or any of their respective Representatives, investment bankers or other Persons.

(b)                                 In connection with Buyer’s and Merger Sub’s investigation of the Company and its Subsidiaries, Buyer and Merger Sub and their respective Representatives have received from the Stockholders’ Representative, a Fully Diluted Common Holder, or the Company (individually or through any of their Representatives or the Company’s Subsidiaries) certain projections, estimates and other forecasts and certain business plan information (including a Confidential Information Memorandum) (collectively, “Projections”).  Each of Buyer and Merger Sub acknowledges that there are uncertainties inherent in attempting to make such Projections, that it is familiar with such uncertainties, that it is making its own evaluation of the adequacy and accuracy of all Projections so furnished or made available to it.  Each of Buyer and Merger Sub acknowledges that, except as expressly set forth in Article III of this Agreement, none of the Fully Diluted Common Holders, the Stockholders’ Representative, the Company or any of their Affiliates, nor any of their respective Representatives or direct or indirect equityholders or any other Person has made any representation or warranty, expressed or implied, as to the accuracy or completeness of any Projections.

ARTICLE X

TERMINATION

Section 10.1.                                Termination.  This Agreement may be terminated at any time prior to the Closing:

(a)                                 by written agreement of Buyer and the Stockholders’ Representative;

(b)                                 by either Buyer or the Stockholders’ Representative, by giving written notice of such termination to the other parties, on or after either January 4, 2015 (if the Marketing Period has concluded prior to December 19, 2014) or January 30, 2015 (if the Marketing Period has not concluded prior to December 19, 2014) (either such date, as applicable, the “Outside Date”), if the Closing shall not have occurred, subject to Section 12.6, on or prior to the Outside Date; provided, that neither the Stockholders’ Representative, on the one hand, nor Buyer, on the other hand, may terminate this Agreement pursuant to this Section 10.1(b) (A) at any time during which such party is in material breach of its covenants in this Agreement or (B) if such party’s failure to fulfill any obligation under this Agreement was the primary cause of the failure of the Closing to occur prior to the Outside Date;

(c)                                  by Buyer, if there has been a material violation or breach by the Company or the Stockholders’ Representative of any representation or warranty (or any such representation or warranty shall have become untrue in any material respect after the date of this Agreement) or covenant or agreement contained in this Agreement which, in either case, would prevent the satisfaction of or result in the failure of any condition to the obligations of Buyer or Merger Sub at the Closing and such violation or breach has not been waived by Buyer or, in the case of a breach of any covenant or agreement under this Agreement that is curable, has not been cured by the Company or the Stockholders’ Representative prior to the earlier to occur of (x) thirty (30) days after receipt by the Company or the Stockholders’ Representative, as applicable, of written notice of such breach from Buyer and (y) the Outside Date; provided, however, that Buyer may not terminate this Agreement pursuant to this Section 10.1(c) at any time during which Buyer or Merger Sub is in material breach of this Agreement;

(d)                                 by the Stockholders’ Representative, if there has been a material violation or breach by Buyer or Merger Sub of any representation or warranty (or any such representation or warranty shall have become untrue in any material respect after the date of this Agreement) or covenant or agreement contained in this Agreement which would, in either case, prevent the satisfaction of or result in the failure of any condition to the obligations of the Company at the Closing and such violation or breach has not been waived by the Company or, with respect to a breach of any covenant or agreement under this Agreement that is curable, has not been cured by Buyer prior to the earlier to occur of (x) thirty (30) days after receipt by Buyer of written notice of such breach from the Company and (y) the Outside Date; provided, however, that the Stockholders’ Representative may not terminate this Agreement pursuant to this Section 10.1(d) at any time during which the Company is in material breach of this Agreement;

(e)                                  by Buyer if this Agreement and the Merger have not been duly adopted and approved (including by written consent) by the requisite holders of shares of Common Stock in accordance with applicable Laws and the Organizational Documents of the Company at or prior to 7:00 AM, Eastern Daylight Time on the first Business Day following the date hereof (and in the event of such a termination, the Company will promptly reimburse Buyer for the amount of any reasonable out of pocket investment banking (with respect to issuing a fairness opinion), accounting and attorney fees actually incurred by the Buyer or any of its Subsidiaries on or prior to Closing with respect to the transactions contemplated by this Agreement; provided that the total amount reimbursed or reimbursable pursuant to this Section 10.1(e) shall not exceed $1,500,000 in the aggregate; or

(f)                                   by Buyer or the Stockholders’ Representative if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such order, decree, ruling or other action shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 10.1(f) shall not be available to any party whose failure to fulfill any obligation under this Agreement was the primary cause of such action or inaction.

Section 10.2.                                Effect of Termination.  In the event of the termination of this Agreement in accordance with Section 10.1, this Agreement, insofar as it relates to the parties’ rights and obligations relating thereto, shall thereafter become void and have no effect, and no party shall have any liability to the other party or their respective Affiliates, or their respective directors, officers, stockholders, partners, members, attorneys, accountants, agents, representatives or employees or their heirs, successors and permitted assigns, except for the obligations of the parties contained in Section 5.4, this Section 10.2 , and Article XII (including Section 12.6) (and any related definitional provisions set forth in Article I or Appendix A), and except that nothing in this Section shall relieve either party from liability for any Willful Breach of this Agreement that arose prior to or concurrently with such termination.

ARTICLE XI

INDEMNIFICATION

Section 11.1.                                Indemnification by Buyer and the Surviving Corporation.  Subject to the limitations set forth in this Article XI, from and after the Effective Time, Buyer and the Surviving Corporation will indemnify, defend and hold harmless each of the Fully Diluted Common Holders and each of their respective directors, officers, employees, representatives and other Affiliates (collectively, the “Stockholder Indemnified Parties”), from and against any and all Damages related to or arising out of (a) any breach by Buyer or Merger Sub of any representation or warranty (in each case, as such representation or warranty would read if all qualifications as to materiality and “material adverse effect” were deleted therefrom), or any covenant or agreement made by Buyer or Merger Sub in this Agreement (including any schedule or exhibit hereto), (b) any breach by Surviving Corporation of any covenant or agreement in this Agreement required to be performed after the Closing, and (c) any breaches by the Company or any of its Subsidiaries of any covenant or agreement in the Women’s Health Agreement or the Final TSA that is required to be performed after the Closing.

Section 11.2.                                Indemnification by the Fully Diluted Common Holders.  Subject to the limitations set forth in this Article XI,  by virtue of the approval of the execution and delivery by the Company of this Agreement, from and after the Effective Time, each of the Fully Diluted Common Holders (regardless of whether or not such Fully Diluted Common Holder has actually voted his, her or its Common Stock or other Company equity in favor of the execution and delivery by the Company of this Agreement) shall be deemed to have agreed to indemnify, defend and hold harmless, solely from the amounts in the Indemnity Escrow Account, or pursuant to the setoff of Contingent Payments pursuant to Section 2.10(c), Buyer, the Surviving Corporation, and each of their respective directors, officers, employees, representatives and other Affiliates (collectively, the “Buyer Indemnified Parties”), from and against any and all Damages related to or arising out of:

(a)                                 any breach by the Company of any representation or warranty made by the Company in this Agreement as of the date hereof or as of the Closing Date (or, in the case of any representation or warranty that is made only as of a specific date, the breach of such representation or warranty to be true and correct as of such date) (in each case, as such representation or warranty would read if all qualifications as to materiality, including each reference to the defined term Material Adverse Effect, were deleted therefrom);

(b)                                 any breach of any covenant or agreement of the Company (but only to the extent such covenant or agreement is required to be performed by the Company prior to the Closing), or the Stockholders’ Representative contained in this Agreement;

(c)                                  any payments made by Buyer, Merger Sub or the Surviving Corporation after the Effective Time with respect to any Appraisal Shares (that are held by Stockholders who demanded and perfected appraisal rights with respect thereto in accordance with Section 262 of the DGCL and who, within the applicable deadlines pursuant to Section 262(d) of the DGCL, had not effectively withdrawn or lost such appraisal rights) to the extent that such payments exceed the portion of the Merger Consideration and Additional Merger Consideration to which the holders of such Appraisal Shares would have been entitled had such Appraisal Shares not been Appraisal Shares (any claims made pursuant to this Section 11.2(c) being referred to herein as “Appraisal Claims”);

(d)                                 without duplication, (i) any Taxes of the Company or any of its Subsidiaries for any Pre-Closing Tax Period (including, for the avoidance of doubt, any disallowed or reduced Tax refund or credit against Tax described in Section 7.4), (ii) any Taxes of the Company or any of its Affiliates for any taxable period resulting from the disposition of the Women’s Health Division (including as a result of any Alternative Women’s Health Transaction), (iii) Taxes of any other Person for any Pre-Closing Tax Period for which the Company or any of its Subsidiaries (or any predecessor of the foregoing) is held liable under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a successor or transferee or by Contract, (iv) to the extent not reducing the Merger Consideration payable to the Fully Diluted Common Holders under Section 2.8, Company Payroll Taxes, and (v) Transfer Taxes allocated to the Fully Diluted Common Holders under Section 7.2 (claims for indemnification under this Section 11.2(d) are referred to herein as “Tax Claims”);

(e)                                  regardless of any disclosure on the schedules hereto, subject to the last paragraph of Section 5.9, the treatment as an “excess parachute payment” (within the meaning of Code Section 280G(b)) of any payment made by the Company on or prior to the Closing Date in connection with the transactions contemplated hereby, including such payments that are required to be paid by Buyer, Merger Sub, the Surviving Corporation, or the Company or their respective Affiliates before, on or after the Closing Date pursuant to written or oral contracts or agreements entered into on or prior to the Effective Time, including any portion of the Merger Consideration or any Contingent Payment, except to the extent that any such treatment arises out of Buyer’s breach of Section 5.9 (collectively, the “Excess Parachute Claims”); and

(f)                                   except to the extent arising out of the items described in Section 11.1(c), regardless of any disclosure on the schedules hereto, any out-of-pocket Damages (whether or not incurred as a result of a Third Party Claim) arising out of the ownership and operation of the Women’s Health Division by the Company or any other party either before, at or after the Effective Time, or the transactions contemplated by the Women’s Health APA, including any expenses related to the separation of the Women’s Health Division from the Company (which shall include any severance obligations with respect to the employees of the Women’s Health Division, except to the extent included in the definition of Transaction Related Expenses), any claims made by the Women’s Health Buyer against any party in respect of the Women’s Health APA or otherwise in connection with the transactions contemplated thereby (including in respect of fraud), and any breach of the agreements referred to in, or entered into pursuant to, Section 5.2(k) (other than any breach of such sublicense agreements by Surviving Corporation or any of its Subsidiaries, or the willful misconduct or gross negligence of Surviving Corporation or any of its Subsidiaries) (collectively, “Women’s Health Claims”).

Without limiting the foregoing, in addition to the individual indemnification obligations of the Fully Diluted Common Holders set forth herein, the ability of Buyer and the Surviving Corporation to recover for any Damages under this Section 11.2 shall represent an express contract right to seek recovery from the Indemnity Escrow Account (subject to the limitations contained in this Article XI) in accordance with the terms thereof, and nothing in this Article XI shall be deemed to require Buyer or the Surviving Corporation to obtain jurisdiction over any Fully Diluted Common Holder, or pursue any process in connection therewith beyond that expressly required by the terms of the Escrow Agreement or Section 11.3 below.  Buyer’s and the Surviving Corporation’s rights of recovery hereunder are severable and distinct; provided, that in no event shall the Buyer Indemnified Parties be entitled to recover the same Damages more than once (in the aggregate) under all of such sections.  Buyer acknowledges that except in the case of fraud, (A) the sole and exclusive remedy of all Buyer Indemnified Parties to receive payments owed to it under Section 11.2(a) or Section 11.2(b) arising out of (i) the breach of any representation or warranty contained in this Agreement (other than Special Representations), or (ii) the breach of any covenant contained in this Agreement that is required to be performed prior to Closing, excluding in the case of clause (ii) any Willful Breach (each, an “Ordinary Breach”) shall in no event exceed the aggregate amount of the Indemnity Escrow Amount and shall be recoverable solely from the funds in the Indemnity Escrow Account, and (B) the sole and exclusive remedy of all Buyer Indemnified Parties to receive payments owed to it under Section 11.2(a) or Section 11.2(b) arising out the breach of this Agreement other than an Ordinary Breach shall in no event exceed the aggregate amount of the Indemnity Escrow Amount and any

Contingent Payments, and shall be recoverable solely from the funds in the Indemnity Escrow Account or by offset against the Contingent Payments as provided in Section 2.10(c).  In the event that the funds in the Indemnity Escrow Account are insufficient to pay to any Buyer Indemnified Parties any amounts owed to it arising from an Ordinary Breach, no Buyer Indemnified Party shall be entitled to collect any remaining amounts not satisfied from the funds in the Indemnity Escrow Account, and neither the Stockholders’ Representative, any of the other Stockholders, holders of Company Stock Options or holders of Company RSUs, nor any of the other Escrow Accounts, nor the Contingent Payments (pursuant to any set off or otherwise) nor any other Person shall have any liability for or be a source of recovery for any such deficiency, nor any other Person shall have any liability for or be a source of recovery for any such deficiency.

Notwithstanding the foregoing, any Damages incurred by the Buyer Indemnified Parties under Section 11.2(a) or 11.2(b) above, to the extent relating solely to the Women’s Health Division, and Damages under Women’s Health Claims, shall be limited to Out of Pocket Damages, and shall exclude any Damages relating to the value of the Women’s Health Division or any benefit to the Company, Buyer or the Surviving Corporation or any of their respective Subsidiaries arising out of the Women’s Health Division.

Section 11.3.                                Third-Party Claims; Direct Claim Procedures.  Except to the extent addressed in Article VII with respect to Tax Contests:

(a)                                 In the event that any Indemnified Party desires to make a claim against an Indemnifying Party (which term shall be deemed to include all Indemnifying Parties if more than one) in connection with any third-party Litigation for which it may seek indemnification hereunder (a “Third-Party Claim”), the Indemnified Party will promptly (and in any event within 30 days after becoming aware of such Third-Party Claim) notify the Indemnifying Party (or, if the Indemnifying Party is the Company, the Stockholders or the Fully Diluted Common Holders, the Stockholders’ Representative), of such Third-Party Claim and of its claims of indemnification with respect thereto; provided, that failure to promptly give such notice will not relieve the Indemnifying Party of its indemnification obligations under this Section 11.3, except to the extent, if any, that the Indemnifying Party has actually been prejudiced thereby.

(b)                                 Subject to paragraph (e) below, to the extent that the only remedy sought by the third-party in such Third-Party Claim are monetary damages, and the maximum amount of such monetary damages claimed by the Third Party is less than an amount equal to the sum of (x) the amount remaining in the Indemnity Escrow Account that is not then the subject of a pending Indemnification Claim by the Buyer, plus (y) the sum of the amount of any Contingent Payments for which a Contingent Payment Trigger Notice has been delivered (or is required to be delivered as a result of the conditions to the applicable Contingent Payment having been achieved) plus, the amount of the First Milestone Payment, to the extent the First Milestone Payment has not been paid (if such claim would otherwise be subject to indemnification by way of offset from such First Milestone Payment), the Indemnifying Party will have the right to assume the defense of the Third-Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party by written notice to the Indemnified Party within twenty (20) days after the Indemnifying Party has received notice of the Third-Party Claim and shall have the sole power to direct and control such defense at its expense; provided, however, that (i) the Indemnifying Party must conduct the defense of the Third-Party Claim commercially reasonably actively and diligently, and (ii) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third-Party Claim.

(c)                                  The Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third-Party Claim without the prior written consent of the Indemnified Party (such consent not to be unreasonably withheld, conditioned or delayed) unless the judgment or proposed settlement (i) includes an unconditional release of all liability of each Indemnified Party with respect to such Third-Party Claim, (ii) involves only the payment of money damages that are fully covered by the Indemnifying Party (including amounts deemed to be paid by the Fully Diluted Common Holders pursuant to Section 11.4 by distribution of amounts to Buyer and the Surviving Corporation from escrow), and (iii) does not impose an injunction or other equitable relief upon the Indemnified Party.  Whether or not the Indemnifying Party assumes the defense of a Third-Party Claim for which an Indemnified Party has sought indemnification, the Indemnified Party shall not admit any Liability with respect to, settle, compromise or discharge, such Third-Party Claim without the Indemnifying Party’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed.  If the Indemnifying Party assumes the defense of a Third-Party Claim, the Indemnified Party shall agree to any settlement, compromise or discharge of a Third-Party Claim that the Indemnifying Party may reasonably recommend and that by its terms (i) solely obligates the Indemnifying Party to pay (or obligates the use of the funds in the Indemnity Escrow Account) the full amount of Damages in connection with such Third-Party Claim and (ii) fully releases the Indemnified Party in connection with such Third-Party Claim.

(d)                                 The Indemnified Party and the Indemnifying Party shall reasonably cooperate in order to ensure the proper and adequate defense of a Third-Party Claim.  Such cooperation shall include the retention and (upon the Indemnifying Party’s request) the provision to the Indemnifying Party of Books and Records and information that are reasonably relevant to such Third-Party Claim, and making employees and Representatives available on a mutually convenient basis during normal business hours to provide additional information and explanation of any material provided hereunder.  The Indemnified Party and the Indemnifying Party shall comply with Section 5.4 hereof in any such interactions, and shall cause all communications among employees, counsel and others representing any party to a Third-Party Claim to be made so as to preserve any applicable attorney-client or work-product privileges.

(e)                                  Except with respect to claims relating to Taxes (which are the subject of Article VII), each Indemnified Party shall assert any claim on account of any Damages which do not result from a Third-Party Claim (a “Direct Claim”) by giving the Indemnifying Party written notice thereof.  Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail and indicate the estimated amount, if reasonably practicable, of Damages that have been or may be sustained by the Indemnified Party; provided, that failure to give such notice will not relieve the Indemnifying Party of its indemnification obligations under this Section 11.3, except to the extent, if any, that the Indemnifying Party has actually been prejudiced thereby.

Section 11.4.                                Payment of Claims.  In the event of any bona fide claim for indemnification hereunder, the Indemnified Party will advise the Indemnifying Party that is required to provide indemnification therefor in writing.  With respect to liquidated claims for Damages, the Indemnifying Party shall be responsible for the payment thereof upon the earlier of (w) the issuance of a final non-appealable order from a court of competent jurisdiction directing such payment, (x) a settlement to which the Indemnifying Party has consented, (y) the date on which the Buyer and the Stockholders’ Representative agree in writing that such payment must be paid, and (z) the final resolution of a Tax Claim in accordance with Section 7.3, subject to the limitations set forth in Section 11.5 and except as set forth in the following sentence of this Section 11.4, within ten (10) days after such order is issued, such settlement or mutual written agreement is executed, or such resolution is reached.  In order to satisfy any indemnification obligations of the Company, the Stockholders and the Fully Diluted Common Holders with respect to any claim for indemnification pursuant to this Article XI (other than claims under Section 11.2(c)), Buyer and the Surviving Corporation (and each of their respective directors, officers, employees, representatives and other Affiliates) shall have the right to recover Damages that have been incurred, at the election of Buyer and the Surviving Corporation, first, from the Indemnity Escrow Account to the extent available, or, solely with respect to claims pursuant to Section 11.2 (other than Section 11.2(c) or with respect to an Ordinary Breach) to the extent there are no funds remaining in the Indemnity Escrow Account sufficient to satisfy such Damages, by offset from the Contingent Payments pursuant to the terms of Section 2.10(c).  All such recoveries from the Indemnity Escrow Account and offsets against Contingent Payments shall be made on a pro rata basis from all Fully Diluted Common Holders in the same proportions in which they would otherwise be entitled to receive such escrowed funds or Contingent Payments.  The parties agree that to the greatest extent permitted by Law the payment of any indemnity hereunder shall be treated as an adjustment to the Merger Consideration paid by Buyer hereunder for Tax purposes.

Section 11.5.                                Limitations of Liability.

(a)                                 Threshold.  No Indemnifying Party will be required to indemnify an Indemnified Party hereunder until such time as the aggregate amount of determined or reasonably expected Damages for which the Buyer Indemnified Parties, on the one hand, or the Stockholder Indemnified Parties, on the other hand, are otherwise entitled to indemnification pursuant to this Agreement exceeds three million three hundred seventy five thousand dollars ($3,375,000) (the “Basket Threshold”), at which time the Indemnifying Party shall be obligated to indemnify the Indemnified Party for the full amount of such Damages (including the amounts below the Basket Threshold).  No Indemnifying Party shall be obligated to indemnify an Indemnified Party hereunder for any Damages arising out of any particular related set of facts and circumstances and such Damages shall not be indemnifiable or counted toward satisfaction of the Basket Threshold unless they exceed fifty thousand dollars ($50,000) in the aggregate (the “Mini-Basket Threshold”), at which time the Indemnifying Party shall be obligated to indemnify the Indemnified Party for the full amount of such Damages (including the amounts below the Mini-Basket Threshold), but subject to the Basket Threshold and the other limitations contained in this Article XI.  Notwithstanding anything to the contrary in this Section 11.5, the threshold limits imposed by this Section 11.5(a) shall not apply to any Damages arising out of or in connection with (and such Damages shall not be included in the calculation of Basket Threshold or Mini-Basket Threshold) (A) any breach of any Special Representations (other than the representations and warranties in Sections 3.4(a), 3.11 and 3.18) (B) any Special Claims (other than the representations and warranties in Sections 3.4(a), 3.11 and 3.18), (C) any Willful Breaches of this Agreement, or (D) fraud.

(b)                                 Time Limit.  All representations and warranties, and covenants and agreement required to be performed prior to the Closing, in this Agreement shall survive the Closing and shall expire on, and no Indemnifying Party will be liable for any Damages hereunder with respect to a breach of such representations and warranties, or any breaches of covenants to be performed prior to Closing (other than Willful Breaches of this Agreement), unless a written claim for indemnification is given by the Indemnified Party to the Indemnifying Party with respect thereto prior to, the Survival Date; provided, that, subject to Section 2.10(c), (A) the Special Representations and the representations or warranties in Section 3.15 of this Agreement shall survive, and claims with respect thereto may be made, and Tax Claims may be made, until ninety (90) days after the expiration of the applicable statutes of limitations for the Taxes at issue (including all extensions to which the Stockholders’ Representative has consented, such consent not to be unreasonably withheld), (B) all other claims under Section 11.2(d) through Section 11.2(f) may be made until the applicable covenant, agreement, obligation or undertaking is performed, and (C) any claims based on fraud shall survive, and such claims based on fraud may be made, indefinitely.

(c)                                  Maximum Liability.  The maximum aggregate liability of all of Fully Diluted Common Holders, on the one hand, and of Buyer and the Surviving Corporation, on the other hand, pursuant to this Article XI for Damages arising out of or in connection with claims for an Ordinary Breach will not exceed a maximum amount equal to the aggregate amount originally deposited into the Indemnity Escrow Account, and with respect to other claims, a maximum amount equal to the aggregate amount originally deposited into the Indemnity Escrow Account and any amounts which may be offset from Contingent Payments in accordance with Section 2.10(c).  Notwithstanding anything to the contrary in this Section 11.5, the maximum liability limits imposed by this Section 11.5(c) shall not apply to any Damages arising out of or in connection with fraud.

(d)                                 Other Limitations on Liability.

(i)                                     The Buyer Indemnified Parties shall not be entitled to recover from the Indemnifying Parties pursuant to this Article XI more than once in respect of the same Damages suffered.  The Stockholder Indemnified Parties shall not be entitled to recover from the Indemnifying Parties pursuant to this Article XI more than once in respect of the same Damages suffered.

(ii)                                  Each Indemnified Party shall comply with all obligations it may have to mitigate any indemnifiable Damage under applicable Law.

(e)                                  Sole Recourse.  Notwithstanding anything to the contrary herein, except in the case of fraud and except to the extent provided in Section 2.10(c) (Unilateral Right of Set-Off), Section 2.10(d) (Set-Off for Additional Transaction Costs), Section 2.14 (Post-Closing Merger Consideration Adjustment), Section 5.5 (Directors’ and Officers’ Exculpation; Indemnification), Article VII (Tax Matters), Article X (Termination), Section 12.6 (Equitable Relief) or Section 12.18 (Stockholders’ Representative), from and after the Closing, the rights and remedies of

Buyer, the Company, the Stockholders’ Representative and the Fully Diluted Common Holders, and any Indemnified Party, under this Article XI shall be exclusive and in lieu of any and all other rights and remedies which Buyer, the Company, the Surviving Corporation, the Stockholders’ Representative, or the Fully Diluted Common Holders, or any Indemnified Party, may have under this Agreement or any Ancillary Agreement, or any related certificate, document or instrument, or otherwise against each other with respect to this Agreement or any Ancillary Agreement, or any related certificate, document or instrument, and with respect to the transactions contemplated hereby or thereby.  Notwithstanding anything to the contrary herein, nothing in this Section 11.5(e) shall have any effect on the Commitment Letter, the Option Cancellation Agreements, the Letters of Transmittal, the RSU Cancellation Agreements, the Registration Rights/Lock-Up Agreement, the Interim TSA or the Final TSA.

Section 11.6.                                Adjustments to Damages.

(a)                                 Notwithstanding anything to the contrary herein, no Indemnified Party shall have any right to indemnification under this Article XI with respect to the amount of any Damages to the extent such Indemnified Party was previously made whole for such Damages on a dollar-for-dollar basis in the calculation of the Final Payment Amount (or any component thereof) (as finally agreed upon or determined pursuant to Section 2.14) or that is otherwise taken into account on a dollar-for-dollar basis in the calculation of any adjustment to the Merger Consideration pursuant to Section 2.14.

(b)                                 No Indemnified Party shall have any right to assert any claim against any Indemnifying Party hereunder with respect to any Damage, cause of action or other claim to the extent such Damage, cause of action or claim is a Damage, cause of action or claim with respect to which such Indemnified Party or any of its Affiliates has taken action (or caused action to be taken) in bad faith with the primary intent of accelerating the time period in which such matter is asserted or payable in order to cause a claim to be made prior to the applicable Survival Date, and such Damages would not otherwise be subject to indemnification because of the expiration of such Survival Date.

(c)                                  For all purposes of this Article XI, “Damages” shall be net of (i) any amounts actually paid to an Indemnified Party under any insurance policy or Contract in connection with the facts giving rise to the right of indemnification hereunder; provided, that the amount deemed to be paid under such insurance policies or Contracts shall be net of (x) the deductible for such policies and (y) any increase in the premium for such policies arising from such Losses; provided further that at the request of the Stockholders’ Representative, each Indemnified Party shall use its commercially reasonable efforts, at the Stockholders’ Representative’s expense from the Reserve Account or as set off against the Contingent Payments, to recover all amounts payable from an insurer or other third party under any such insurance policy or Contract under which it could reasonably be expected to recover amounts in respect of such Damages, and (ii) the amount of any Tax benefits actually realized by such Indemnified Party for the taxable period in which such Damages occur,  determined on a “with or without” basis.  In the event that an Indemnified Party receives amounts in respect of Damages from a third party under an insurance policy or Contract, it shall promptly reimburse the Indemnifying Party for any such Damages previously paid to the Indemnified Party by the Indemnifying Party under this Article XI (it being agreed that, if the applicable indemnification payment was made from the Escrow Account or as a set off against a Contingent Payment, such reimbursement payment shall be made to the Stockholders’ Representative or its designee (for the benefit of the Fully Diluted Common Holders).

(d)                                 If any Buyer Indemnified Party or the Surviving Corporation or any of its Subsidiaries recovers any Damages from a third party which are the subject matter of a claim for which such Buyer Indemnified Party or the Surviving Corporation, as applicable, is seeking indemnification hereunder, the amount of such recovery actually received by such Buyer Indemnified Party or the Surviving Corporation (less any reasonable out-of-pocket costs incurred in obtaining such recovery) shall reduce or satisfy, as the case may be, the amount of Damages payable under such claim hereunder. In the event that the Buyer Indemnified Party or the Surviving Corporation has already recovered the full amount of such claim hereunder from the Stockholders’ Representative or the Fully Diluted Common Holders (including by way of recovery from the Escrow Amount or offset against Contingent Payments), then such Buyer Indemnified Party or the Surviving Corporation shall pay (or cause to be paid) to the Stockholders’ Representative or its designee (for the benefit of the Fully Diluted Common Holders) the amount recovered and actually received from a third party as described above (less any reasonable costs incurred in obtaining such recovery), or, if less, the amount previously recovered from the Stockholders’ Representative or the Fully Diluted Common Holders, as soon as practicable after receipt thereof.

Section 11.7.                                Right to Bring Action; No Contribution.  Notwithstanding anything in this Article XI or elsewhere in this Agreement to the contrary, only the Stockholders’ Representative (on behalf of the Fully Diluted Common Holders) shall have the right, power and authority to commence any action, suit or proceeding, including any arbitration proceeding, by and on behalf of any or all Fully Diluted Common Holders against Buyer or the Surviving Corporation, or any other Indemnified Party, and in no event shall any Fully Diluted Common Holder himself, herself or itself have the direct right to commence any action, suit or proceeding, including any arbitration proceeding, against Buyer or the Surviving Corporation, or any other Indemnified Party.

ARTICLE XII

MISCELLANEOUS

Section 12.1.                                Notices.  All notices, consents, waivers, agreements or other communications hereunder shall be deemed effective or to have been duly given and made (and shall be deemed to have been duly given or made upon receipt) only if in writing and if (a) served by personal delivery upon the party for whom it is intended, (b) delivered by overnight air courier or (c) sent by facsimile transmission or email, with confirmation of transmission, in each case, to such party at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such party:

To Buyer, or after Closing, the Surviving Corporation:

AMAG Pharmaceuticals, Inc.

1100 Winter Street

Waltham, MA 02451

Attention:                                         General Counsel
Facsimile: (617) 499-3361

With a copy (which shall not constitute notice) to:

Latham & Watkins LLP

200 Clarendon Street

John Hancock Tower, 27th Floor

Boston, MA 02116

Attention: Johan Brigham (johan.brigham@lw.com) and Julie Scallen (julie.scallen@lw.com)

Facsimile: (617) 948-6001

To, prior to the Closing, the Company:

Lumara Health Inc.

16640 Chesterfield Grove, Suite 200
Chesterfield, MO  63005

Telephone:                                   (314) 645-6600

Facsimile No.:                   (314) 646-3705

Attention:                                         Patrick Christmas
(pchristmas@lumarahealth.com)

With a copy (which shall not constitute notice) to:

Dechert LLP
1095 Avenue of the Americas
New York, NY 10036 — 6797
Telephone :                                (212) 698-3500
Facsimile No.:                   (212) 698-3599
Attention:                                         Michael Sage

(michael.sage@dechert.com)

Jonathan Kim

(jonathan.kim@dechert.com)

To the Stockholders’ Representative (it being agreed that the notice information of the Stockholders’ Representative shall change prior to Closing):

Lunar Representative, LLC

c/o Lumara Health Inc.

16640 Chesterfield Grove, Suite 200
Chesterfield, MO  63005

Telephone:                                   (314) 645-6600

Facsimile No.:                   (314) 646-3705

Attention:                                         Patrick Christmas
(pchristmas@lumarahealth.com)

With a copy (which shall not constitute notice) to:

Dechert LLP
1095 Avenue of the Americas
New York, NY 10036 — 6797
Telephone :                                (212) 698-3500
Facsimile No.:                   (212) 698-3599
Attention:                                         Michael Sage

(michael.sage@dechert.com)

Jonathan Kim

(jonathan.kim@dechert.com)

All such notices, demands or communications shall be deemed to have been given and received on the date delivered by personal delivery, facsimile transmission or email (if received prior to 5:00 pm New York City time on a Business Day (or otherwise on the next Business Day)), or if mailed, four (4) days after mailing (or one (1) Business Day in the case of overnight air courier services), except that any notice of change of address shall be effective only upon actual receipt thereof.

Section 12.2.                                Amendment; Waiver.  Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, (i) in the case of an amendment, by Buyer and the Stockholders’ Representative, or (ii) in the case of a waiver, by the party against whom such waiver is intended to be effective (provided that the Stockholders’ Representative may waive any provision of this Agreement on behalf of any Fully Diluted Common Holder); provided, however, that after the adoption of this Agreement by the requisite number of Stockholders in accordance with the Organizational Documents of the Company and the provisions of the DGCL, no amendment shall be made that by law requires further approval by the Stockholders without obtaining such requisite approval under the DGCL, except to the extent the approval of such Stockholders can be given by the Stockholders’ Representative under applicable law.  No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  In addition, any portion of Section 12.3, 12.9 or 12.10 of this Agreement relating to the Financing Sources, and defined terms relating thereto may not be amended or modified, and no waiver or consent thereunder may be granted, without the written consent of the Lenders.

Section 12.3.                                No Assignment or Benefit to Third Parties.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, legal representatives and permitted assigns.  Notwithstanding the foregoing, no party to this Agreement may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other party hereto and any purported assignment in violation of the foregoing shall be null and void; provided, however, that, without such consent, each of Buyer and Merger Sub may assign this Agreement and its rights hereunder to its Financing Sources as collateral security for Indebtedness; provided, that no such assignment shall relieve Buyer or Merger Sub of its obligations hereunder.  Except to the extent expressly set forth in Section 5.5, Section 12.2, Section 12.9, Section 12.16, Section 12.18(e), Section 12.19 and Section 12.20, nothing in this Agreement, express or implied, is intended to confer upon any Person other than Buyer, the Company, the Stockholders and the Stockholders’ Representative, and their respective successors, legal representatives and permitted assigns, any rights, benefits or remedies under or by reason of this Agreement.  Notwithstanding the foregoing, the Fully Diluted Common Holders are third-party beneficiaries of this Agreement and may suffer losses for any breach of this Agreement by the Buyer (or, after the Closing, the Surviving Corporation) or the Merger Sub.  The provisions of this Agreement are intended for the benefit of, and shall be enforceable by the Stockholders’ Representative for the benefit of, the Fully Diluted Common Holders, and the Stockholders’ Representative shall have the right, but not the obligation, to enforce any obligations of the Buyer, the Merger Sub, or the Surviving Corporation under this Agreement for the benefit of the Fully Diluted Common Holders.

Section 12.4.                                Entire Agreement; Inconsistency.  This Agreement (including all Schedules, Exhibits and Appendices hereto), the Confidentiality Agreement and the Ancillary Agreements contain the entire agreement among the parties hereto with respect to the subject matter hereof and thereof, and supersede all prior agreements and understandings, oral or written, with respect to such matters.  In the event and to the extent that there shall be an inconsistency between the provisions of this Agreement and the provisions of the Confidentiality Agreement or an Ancillary Agreement, this Agreement shall prevail.  The provisions of this Agreement shall be construed according to their fair meaning and neither for nor against any party hereto irrespective of which party caused such provisions to be drafted.  Each of the parties hereto acknowledges that it has been represented by an attorney in connection with the preparation and execution of this Agreement, the Confidentiality Agreement and the Ancillary Agreements.

Section 12.5.                                Satisfaction of Obligations.  Any obligation of any party to any other under this Agreement, that is performed, satisfied or fulfilled completely by an Affiliate of such party shall be deemed to have been performed, satisfied or fulfilled by such party.

Section 12.6.                                Equitable Relief.  The parties hereto agree that if any of the provisions of this Agreement were not to be performed as required by their specific terms or were to be otherwise breached, irreparable damage will occur and no adequate remedy at Law would exist and damages would be difficult to determine, and that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches, and to specific performance of the terms, of this Agreement (including causing the transactions contemplated hereby to be consummated on the terms and subject to the conditions thereto set forth in this Agreement), in addition to any other remedy at Law or equity.  No party hereto shall oppose, argue, contend or otherwise be permitted to raise as a defense that an adequate remedy at Law exists or that specific performance or equitable or injunctive relief is inappropriate or unavailable.  The parties hereto further agree that nothing in this Section 12.6 shall require any party hereto to institute any Litigation for specific performance under this Section 12.6 prior or as a condition to exercising any termination right under Article X, nor shall the commencement of any Litigation pursuant to this Section 12.6 or anything set forth in this Section 12.6 restrict or limit the parties’ respective right to terminate this Agreement in accordance with the terms hereof; it being understood and agreed by the parties, prior to the Closing, that during the pendency of any Litigation initiated by a party under this Section 12.6, each of the parties shall maintain their respective rights to terminate this

Agreement under Section 10.1.  If the Stockholders’ Representative or, prior to the Closing, the Company brings any Litigation to enforce specifically the performance of the terms and provisions hereof by any other party (or a Litigation for monetary damages as described in the following sentence) and the Outside Date has not yet passed, the Outside Date shall automatically be extended by (x) the amount of time during which such Litigation is pending, plus 20 Business Days or (y) such other time period established by the Delaware Court presiding over such Litigation.  If the Stockholders’ Representative or, prior to the Closing, the Company institutes a Litigation for injunctive relief or specific performance and a court of competent jurisdiction does not award injunctive relief or specific performance to the Stockholders’ Representative or the Company in a final order, judgment, injunction or decree in accordance with this Section 12.6, then the Stockholders’ Representative (on behalf of the Fully Diluted Common Holders) may institute a Litigation for monetary damages against Buyer.  Notwithstanding anything in this Agreement to the contrary, if the Stockholders’ Representative or the Company are awarded injunctive relief or specific performance as a result of which the Closing actually occurs, such equitable relief shall be the Stockholders’ Representative or Fully Diluted Common Holders’ sole and exclusive remedy against Buyer under this Agreement solely with respect to Buyer’s failure to consummate the Closing.

Section 12.7.                                Expenses.  Except as otherwise expressly provided in this Agreement, whether or not the transactions contemplated by this Agreement are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the party incurring such costs and expenses.  Notwithstanding the foregoing or anything to the contrary herein, (x) all filing fees to be paid in connection with the HSR Act or any other Competition/Investment Law shall be paid 50% by Buyer and 50% by the Company by its inclusion in the calculation of Transaction Related Expenses, and (y) the premium in respect of the D&O Insurance set forth in Section 5.5 shall be paid 50% by Buyer and 50% by the Company by its inclusion in the calculation of Transaction Related Expenses.

Section 12.8.                                Schedules.  The disclosure of any matter, or reference to any Contract, in any Schedule to this Agreement shall be deemed to be a disclosure of such matter or Contract for all purposes of this Agreement to which such matter or Contract could reasonably be expected to be pertinent, but shall not be deemed to constitute an admission by Buyer or the Company, the Stockholders’ Representative or any Fully Diluted Common Holder or to otherwise imply that any such matter or Contract is material for the purposes of this Agreement and shall not affect the interpretation of such term for the purposes of this Agreement.  In particular, (a) certain matters may be disclosed on the Schedules that may not be required to be disclosed because of certain minimum thresholds or materiality standards set forth in this Agreement, and (b) the disclosure of any such matter does not mean that it meets or surpasses any such minimum thresholds or materiality standards.  In no event shall the listing of such matters in any Schedule be deemed or interpreted to expand the scope of the Company’s representations and warranties contained in this Agreement.  Each Schedule is qualified in its entirety by reference to specific provisions of the Agreement and does not constitute, and shall not be construed as constituting, representations, warranties or covenants of Buyer or the Company or their respective Affiliates, except as and to the extent provided in this Agreement.  Matters reflected in a Schedule are not necessarily limited to matters or Contracts required by this Agreement to be disclosed in such Schedules.  Regardless of the existence or absence of cross-references, the disclosure of any matter in any Schedule shall be deemed to be a disclosure for purposes of this Agreement and each Schedule to the extent that the relevance of such disclosure is readily apparent from its text.  The section headings in the Schedules are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any information disclosed herein or any provision of this Agreement.  All attachments to the Schedules are incorporated by reference into the Schedule in which they are directly or indirectly referenced.  The information contained in the Schedules is in all events subject to Section 5.4 and the Confidentiality Agreement.

Section 12.9.                                Governing Law; Submission to Jurisdiction; Selection of Forum.  THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE IN THE UNITED STATES OF AMERICA, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAW THEREOF.  Each party hereto agrees that it shall bring any Litigation with respect to any claim arising out of or related to this Agreement or the transactions contained in or contemplated by this Agreement and the Ancillary Agreements, exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (unless the Delaware Court of Chancery shall decline to accept jurisdiction over a particular matter, in which case, in any Delaware state or federal court within the State of Delaware) (such courts, collectively, the “Delaware Courts”), and solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement or any of the Ancillary Agreements (i) irrevocably submits to the exclusive jurisdiction of the Delaware Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Delaware Courts, (iii) waives any objection that the Delaware Courts are an inconvenient forum or do not have jurisdiction over either party hereto, (iv) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 12.1 of this Agreement, although nothing contained in this Agreement shall affect the right to serve process in any other manner permitted by Law and (v) agrees not to seek a transfer of venue on the basis that another forum is more convenient.  Notwithstanding anything herein to the contrary, (i) nothing in this Section 12.9 shall prohibit any party from seeking or obtaining orders for conservatory or interim relief from any court of competent jurisdiction and (ii) each party hereto agrees that any judgment issued by a Delaware Court may be recognized, recorded, registered or enforced in any jurisdiction in the world and waives any and all objections or defenses to the recognition, recording, registration or enforcement of such judgment in any such jurisdiction.  NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT, EACH PARTY TO THIS AGREEMENT HEREBY AGREES THAT IT WILL NOT BRING OR SUPPORT ANY ACTION, CAUSE OF ACTION, CLAIM, CROSS-CLAIM OR THIRD PARTY CLAIM OF ANY KIND OR DESCRIPTION, WHETHER AT LAW OR IN EQUITY, WHETHER IN CONTRACT OR IN TORT OR OTHERWISE, AGAINST ANY FINANCING SOURCE IN ANY WAY RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING ANY DISPUTE ARISING OUT OF OR RELATING IN ANY WAY TO THE COMMITMENT LETTER THE DEFINITIVE DEBT DOCUMENTS, THE PERFORMANCE OF ANY THEREOF OR THE FINANCING, IN ANY FORUM OTHER THAN THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK OR ANY NEW YORK STATE COURT SITTING IN NEW YORK CITY, AND THAT THE PROVISIONS OF SECTION 12.10 RELATING TO THE WAIVER OF JURY TRIAL SHALL

APPLY TO ANY SUCH ACTION, CAUSE OF ACTION, CLAIM, CROSS-CLAIM OR THIRD PARTY CLAIM.

Notwithstanding anything to the contrary contained in this Agreement, except for the assertion by Buyer of express rights of Buyer set forth in the Commitment Letter, (a) neither any party hereto nor any of their respective subsidiaries, affiliates, directors, officers, employees, agents, partners, managers, members, stockholders or representatives, nor any Person claiming by, through or under any such Person, shall have any rights or claims against any Financing Source, in any way relating to this Agreement or any of the transactions contemplated by this Agreement, or in respect of any, or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Commitment Letter, the Definitive Debt Documents or the performance thereof or the financings contemplated thereby, whether at law or equity, in contract, in tort or otherwise and (b) no Financing Source shall have any liability (whether in contract, in tort or otherwise) to any party hereto or any of their respective subsidiaries, affiliates, directors, officers, employees, agents, partners, managers, members, stockholders or representatives, or any Person claiming by, through or under any such Person for any obligations or liabilities of any party hereto under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Commitment Letter, the Definitive Debt Documents or the performance thereof or the financings contemplated thereby, whether at law or equity, in contract, in tort or otherwise.  The Financing Sources are intended third party beneficiaries of this Section 12.9 and this Section 12.9 shall not be amended without the prior written consent of the Lenders.

Section 12.10.                         WAIVER OF JURY TRIAL.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR ANY ANCILLARY AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY ANCILLARY AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY ANCILLARY AGREEMENT.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (a) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (b) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (c) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (d) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND EACH ANCILLARY AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 12.11.                         Counterparts.  This Agreement may be executed in one or more counterparts, each of which, including those received via facsimile transmission or email, shall be deemed an original, and all of which shall constitute one and the same Agreement.

Section 12.12.                         Headings.  The heading references herein and the table of contents hereof are for convenience purposes only, and shall not be deemed to limit or affect any of the provisions hereof.

Section 12.13.                         No Setoff; No Withholding. Except as expressly provided in Section 2.10(c) (Unilateral Right of Set-Off), Section 2.10(d) (Set-Off for Additional Transaction Costs), and Section 7.4 (Tax Refunds) and in related definitions used therein, there shall be no right of setoff or counterclaim with respect to any claim, debt or obligation, against payments to any of Buyer, the Company, the Stockholders’ Representative, holders of Company Stock Options, holders of Company RSUs or the Stockholders or their respective Affiliates under this Agreement or the Ancillary Agreements. Except to the extent expressly set forth herein, any and all payments made to the Stockholders’ Representative, holders of Company Stock Options, holders of Company RSUs or Stockholders under this Agreement (including pursuant to Article II) shall be made free and clear of any deduction or withholding.

Section 12.14.                         Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision hereof shall not affect the validity or enforceability of the other provisions hereof.  If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 12.15.                         Service of Process.  Service upon Buyer of any notice, process, motion or other document in connection with Litigations relating in any with or to this Agreement or the subject matter hereof may be effectuated (i) by service upon Buyer at the address set forth in Section 12.1 hereof or such other address as provided to each other party in accordance with the notice provisions set forth in Section 12.1 hereof at least ten (10) days prior to such change in address; (ii) by service upon such attorney with an office in New York, New York, as agent for Buyer, as may be specified by Buyer by notice to the other party hereto or (iii) by personal service or in the same manner as notices are to be given pursuant to Section 12.1 or any other manner permitted by Law.  Each of the parties to this Agreement expressly and irrevocably agrees that service in accordance with this Section 12.15 will be effective and sufficient service of process upon Buyer.  Nothing herein shall affect the right to serve process in any other manner permitted by applicable Law; it being agreed and understood, however, that no Person shall be obligated to serve process in any other way than as provided herein.

Section 12.16.                         Non-Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, any Ancillary Agreement or any document, certificate or instrument delivered in connection herewith or therewith, each party hereby acknowledges and agrees, to the extent consistent with applicable Law, that it has no right of recovery against, and no personal liability shall attach to, the former, current or future direct or indirect equityholders, directors, officers, employees, incorporators, agents, attorneys, representatives, Affiliates, members, managers, general or limited partners or assignees of Buyer, the Stockholders’

Representative, any Fully Diluted Common Holder or any former, current or future direct or indirect equityholder, director, officer, employee, incorporator, agent, attorney, representative, general or limited partner, member, manager, Affiliate, agent, assignee or representative of any of the foregoing (collectively (but excluding with respect to Buyer and the Surviving Corporation, recourse against the Escrow Amounts, recourse against Tax refunds pursuant to Section 7.4,  and setoff recourse against the Contingent Payments pursuant to Sections 2.10(c) and 2.10(d)), the “Party Affiliates”), through Buyer, the Stockholders’ Representative, any Fully Diluted Common Holder or otherwise, whether by or through attempted piercing of the corporate, partnership, limited partnership or limited liability company veil, by or through a claim by or on behalf of any Person against Buyer, the Stockholders, the Stockholders’ Representative or the Party Affiliates by the enforcement of any assessment or by any legal or equitable Litigation, by virtue of any Law, or otherwise; provided that this Section 12.16 shall not apply to claims of fraud.  Notwithstanding anything to the contrary herein, the parties acknowledge and agree that the term “fraud,” as used in this Agreement (and all of the exceptions for fraud in this Agreement), means a claim for fraud arising under applicable Law and shall not mean a claim for fraud pursuant to this Agreement or any other Ancillary Agreement, and that in no event shall anything in this Agreement be construed to or deemed to create a contractual claim or right of action for fraud pursuant to this Agreement or any other Ancillary Agreement.  Notwithstanding anything to the contrary herein, in no event shall any Fully Diluted Common Holder have or be subject to any liabilities (under any theory of liability whatsoever, including contract, tort, fraud or otherwise) in connection with this Agreement or any Ancillary Agreement, or any certificate or document in connection, or the transactions contemplated hereby or thereby, in excess of the portion of the Merger Consideration and Additional Merger Consideration actually received by such Fully Diluted Common Holder pursuant to this Agreement.

Section 12.17.                         Currency.  Notwithstanding anything to the contrary herein, all payments required to be made hereunder, or as a result of a breach or violation hereof, shall be made in United States dollars, and, when any amount is paid with respect to the foregoing such amount shall be the United States dollar amount thereof on the applicable date of funding regardless of the amount or type of currency necessary to be exchanged or converted in order to satisfy, pay or fund such amount in United States dollars.

Section 12.18.                         Stockholders’ Representative.

(a)                                 The Fully Diluted Common Holders hereby irrevocably appoint the Stockholders’ Representative as the exclusive proxy, representative, agent and attorney-in-fact of each of the Fully Diluted Common Holders for all purposes under this Agreement and the Women’s Health APA, with full power of substitution, to make all decisions and determinations and to act and execute, deliver and receive all documents, instruments and consents on behalf of such Fully Diluted Common Holders at any time, in connection with, and that may be necessary or appropriate to accomplish the intent and implement the provisions of, this Agreement, the Ancillary Agreements contemplated hereunder and the Women’s Health APA, and to facilitate the consummation of the Merger, and in connection with the activities to be performed by or on behalf of the Fully Diluted Common Holders under this Agreement, the Ancillary Agreements, the Women’s Health APA, and each other agreement, document, instrument or certificate referred to herein or therein.  The Stockholders’ Representative may resign by providing thirty

(30) days’ prior written notice to each Fully Diluted Common Holder and Buyer.  The Fully Diluted Common Holders who, immediately prior to the Effective Time, held a majority of the Fully Diluted Share Number may, at any time, remove the Stockholders’ Representative from such position.  Upon the resignation or removal of the Stockholders’ Representative, such Fully Diluted Common Holders who, immediately prior to the Effective Time, held a majority of the Fully Diluted Share Number shall appoint a replacement Stockholders’ Representative to serve in accordance with the terms of this Agreement.  The Stockholders’ Representative shall have no other duties or obligations, at law, in equity, by contract or otherwise, to act on behalf of any Fully Diluted Common Holder, except for those duties or obligations expressly set forth in this Agreement.  The appointment as Stockholders’ Representative shall not be deemed to create any partnership or other fiduciary or similar relationship between the Stockholders’ Representative or any Fully Diluted Common Holder.

(b)                                 Without limiting the generality of the foregoing, the Stockholders’ Representative shall be granted the power to take any of the following actions on behalf of such Fully Diluted Common Holders:  (i) to execute and deliver this Agreement, the Ancillary Agreements and the Women’s Health APA (in each case, with such modifications or changes therein as to which the Stockholders’ Representative, in his, her or its sole discretion, shall have consented) and to agree to such amendments, waivers or modifications thereto as the Stockholders’ Representative, in his, her or its sole discretion, may deem necessary or desirable; (ii) to give and receive notices, communications and consents under this Agreement, the Ancillary Agreements and the Women’s Health APA; (iii) to receive and distribute payments pursuant to this Agreement, the Ancillary Agreements and the Women’s Health APA; (iv) to resolve any disputes under, or waive any provision of, this Agreement, the Ancillary Agreements or the Women’s Health APA; (v) to authorize delivery to Buyer of cash or other property from the Escrow Account pursuant to this Agreement or the Escrow Agreement; (vi) to assert any claim or institute any Litigation; (vii) to investigate, defend, contest or litigate any Litigation initiated by any Person against the Stockholders’ Representative; (viii) to receive process on behalf of any or all such Fully Diluted Common Holders in any such Litigation; (ix) to negotiate, enter into settlements and comprises of, resolve and comply with orders of courts and awards of arbitrators or other third party intermediaries with respect to any disputes arising under this Agreement, the Ancillary Agreements or the Women’s Health APA; (x) to agree to any offsets or other additions or subtractions of amounts to be paid under this Agreement, the Ancillary Agreements or the Women’s Health APA; (xi) to cause the Escrow Amount to be invested in accordance with the terms and conditions of the Escrow Agreement, it being understood and agreed that in no event shall the Stockholders’ Representative be deemed to be providing investment advice with respect to the investment of any such funds, nor shall it have any liability for any loss incurred in connection with the investment of the Escrow Amount; (xii) to finalize any post-Closing adjustment of the Merger Consideration; (xiii) to distribute any amounts to the Fully Diluted Common Holders after the Closing Date pursuant to this Agreement (including Section 2.14, Section 2.15, 0 and Article XI) or the Escrow Agreement (after paying any portions thereof to recipients of bonus payments); and (xiv) to make, execute, acknowledge and deliver all such other agreements, guarantees, orders, receipts, endorsements, notices, requests, instructions, certificates, stock powers, letters and other writings, and, in general, to do any and all things and to take any and all actions that the Stockholders’ Representative, in his, her or its sole discretion, may consider necessary or proper or convenient in connection with or to consummate the Merger and carry out the activities described in this Agreement, the Ancillary Agreements and the Women’s Health APA and the ancillary agreements related thereto.  The Stockholders’ Representative shall not be responsible for any damages, losses, charges, liabilities, claims, demands, actions, suits, judgments, settlements, awards, interest, penalties, fees, costs and expenses suffered by, or liability of any kind to, such Fully Diluted Common Holders arising out of any act done or omitted by the Stockholders’ Representative in connection with the acceptance or administration of the Stockholders’ Representative’s duties hereunder, except to the extent such act or omission constitutes gross negligence or willful misconduct.

(c)                                  Such appointment of the Stockholders’ Representative by the Fully Diluted Common Holders is coupled with an interest and may not be revoked in whole or in part (including, without limitation, upon the death or incapacity of any such Fully Diluted Common Holder).  Such appointment is binding upon the heirs, executors, administrators, estates, personal representatives, successors and assigns of each such Fully Diluted Common Holder.  All decisions of the Stockholders’ Representative are final and binding on all of the Fully Diluted Common Holders, and shall be deemed authorized, approved, ratified and confirmed by the Fully Diluted Common Holders, having the same force and effect as if performed by, or pursuant to the direct authorization of, the Fully Diluted Common Holders, and no Fully Diluted Common Holder shall have any right to challenge or otherwise question any such action, decision or instruction.  Each Fully Diluted Common Holder hereby waives any and all defenses which may be available to contest, negate or disaffirm any action of the Stockholders’ Representative taken in connection with the authority granted by this Agreement.

(d)                                 The Stockholders’ Representative shall receive no compensation for service as such, but shall be entitled to hold the Reserve Amount, and to use all or a portion of the Reserve Amount to satisfy its payment obligations under this Agreement, any Ancillary Agreement, the Women’s Health APA or the ancillary agreements related thereto and to reimburse itself for any and all expenses, charges and liabilities, including reasonable attorneys’ fees incurred by the Stockholders’ Representative in the performance or discharge of its duties pursuant to this Section 12.18; provided, however, the Stockholders’ Representative shall be entitled to hire counsel, accountants, tax preparers and other advisors and experts to assist or advise it in connection with the performance of its rights or obligations pursuant to this Section 12.18 or under the Escrow Agreement, and all such reasonable expenses incurred by the Stockholders’ Representative, including expenses relating to any such counsel, accountant, tax preparer, advisor or expert, shall be reimbursed using the Reserve Amount.

(e)                                  The Fully Diluted Common Holders shall indemnify the Stockholders’ Representative for, and shall hold the Stockholders’ Representative harmless against, any damage, loss, charge, liability, claim, demand, action, suit, judgment, settlement, award, interest, penalty, fee, cost and expense (including reasonable attorneys’ fees and disbursements) incurred by the Stockholders’ Representative or any of its Affiliates and any of their respective managers, directors, officers, employees, agents, members, partners, stockholders, consultants, attorneys, accountants, advisors, brokers, representatives or controlling persons, in each case relating to the Stockholders’ Representative’s conduct or role as Stockholders’ Representative, other than damages, losses, charges, liabilities, claims, demands, actions, suits, judgments, settlements, awards, interest, penalties, fees, costs and expenses that have been finally determined by a court of competent jurisdiction to have primarily resulted from the Stockholders’ Representative’s fraud or willful misconduct in connection with its performance under this Agreement.  This indemnification shall survive the termination of this Agreement.  The Stockholders’ Representative shall have the right to cause the satisfaction of some or all of such indemnification obligations using any then available proceeds contained in the Reserve Amount.  The Stockholders’ Representative may, in all questions arising under this Agreement, rely on the advice of counsel, advisor or expert, and for anything done, omitted or suffered in good faith by the Stockholders’ Representative in accordance with such advice, and the Stockholders’ Representative shall not be liable to the Fully Diluted Common Holders or any other Person in connection therewith.  In no event shall the Stockholders’ Representative be liable hereunder or in connection herewith for any consequential, indirect, incidental, special, unforeseen, exemplary or punitive damages, including diminution of value, loss of business or reputation or opportunity, and in particular, without limitation, no “multiple of profits” or “multiple of cash flow” or similar valuation methodology shall be used in calculating the amount of damages, losses, charges, liabilities, claims, demands, actions, suits, judgments, settlements, awards, interest, penalties, fees, costs and expenses.  The Stockholders’ Representative shall not be liable to any Fully Diluted Common Holder for any action taken or omitted by the Stockholders’ Representative under this Agreement, the Escrow Agreement or any other document executed or delivered hereunder, or in connection therewith, except that the Stockholders’ Representative shall not be relieved of any liability imposed by law to the extent it is finally determined to have primarily resulted from fraud or willful misconduct of the Stockholders’ Representative.

(f)                                   Except to the extent that the applicable offer or sale would constitute a “public offering” or require registration under any federal or state securities laws, in the event that the Stockholders’ Representative proposes after the Closing to issue or sell any equity securities, it shall offer to sell to each Fully Diluted Common Holder such Fully Diluted Common Holder’s Ratable Portion of such equity securities on the same terms and conditions and at the lowest price as such equity securities are offered for issuance or sale.  “Ratable Portion” shall mean, with respect to, any Fully Diluted Common Holder, the ratio of (i) the number of shares of Common Stock, plus the number of shares of Common Stock issuable upon the exercise in full of the Company Stock Options, plus the number of shares of Common Stock underlying the Company RSUs, in each case outstanding immediately prior to the Effective Time that are owned by such Fully Diluted Common Holder over (ii) the Fully Diluted Share Number.  The Stockholders’ Representative shall give notice of the proposed issuance of Securities to each Fully Diluted Common Holder described in this Section 12.18(f) not less than twenty (20) days before the closing of the proposed issuance.  Such notice shall contain all material terms and conditions of the issuance and of the equity securities to be issued.  Each such Fully Diluted Common Holder may elect to exercise all or any portion of its rights under this Section 12.18(f) by giving written notice (a “Response Notice”) to the Stockholders’ Representative within fifteen (15) days of the receipt of the Stockholders’ Representative’s notice.  Notwithstanding anything to the contrary herein, in the event that any Additional Merger Consideration is paid, to the extent that any capital is contributed to the Stockholders’ Representative after the date hereof, any Additional Merger Consideration that would otherwise be paid or distributed to the Fully Diluted Common Holders (or the Stockholders’ Representative, its designee or the Paying Agent for the benefit of the Fully Diluted Common Holders) shall instead be retained by the Stockholders’ Representative to repay, reimburse or distribute to the Fully Diluted Common Holders who have contributed capital to the Stockholders’ Representative prior to the date of such payment, and the amount in excess of such retained amount shall be distributed to the Fully Diluted Common Holders.

Section 12.19.                         Buyer and Surviving Corporation Release.  BY EXECUTING THIS Agreement, EFFECTIVE UPON THE CLOSING AND IN CONSIDERATION FOR the acquisition of the Company by the Buyer and for other good and valuable consideration which are hereby acknowledged, each of Buyer and Surviving Corporation (ON BEHALF OF ITSELF AND ITS SUCCESSORS AND ASSIGNS (THE “RELEASING PERSONS”)) HEREBY IRREVOCABLY WAIVES, RELEASES AND DISCHARGES THE Stockholders’ Representative and each Fully Diluted Common Holder AND THEIR RESPECTIVE SUBSIDIARIES, FAMILY Members, heirs AND AFFILIATES AND EACH OF THEIR RESPECTIVE PAST, PRESENT AND FUTURE DIRECT OR INDIRECT AFFILIATES, SUCCESSORS, PREDECESSORS, OFFICERS, DIRECTORS, MANAGERS, PARTNERS, MEMBERS, STOCKHOLDERS, EQUITYHOLDERS, LIMITED AND GENERAL PARTNERS, EMPLOYEES, AGENTS, REPRESENTATIVES, ATTORNEYS AND ASSIGNS (COLLECTIVELY, THE “RELEASED PERSONS”) FROM ANY AND ALL CLAIMS, ACTIONS, CAUSES OF ACTION, DEBTS, DAMAGES, LOSSES, LIABILITIES OR OBLIGATIONS OF ANY KIND OR NATURE WHATSOEVER THAT ANY OF THE RELEASING PERSONS NOW HAS, EVER HAD OR MAY HEREAFTER HAVE AGAINST ANY Released Person, IN EACH CASE SOLELY IN respect OF THE Released Person’S CAPACITY AS a HOLDER OF COMMON STOCK, OPTIONS, RSUS OR ANY OTHER SECURITIES IN THE COMPANY, ARISING FROM OR RELATING TO ACTIONS, FAILURES TO ACT OR CIRCUMSTANCES IN EFFECT OR OCCURRING PRIOR TO THE CLOSING, IN EACH CASE, WHETHER ABSOLUTE OR CONTINGENT, ASSERTED OR UNASSERTED, EXPRESS OR IMPLIED, MATURED OR UNMATURED, LIQUIDATED OR UNLIQUIDATED, KNOWN OR UNKNOWN, SUSPECTED OR UNSUSPECTED, AND WHETHER ARISING AT EQUITY OR UNDER ANY LAW, AGREEMENT OR UNDERSTANDING OR OTHERWISE, INCLUDING, WITHOUT LIMITATION, CLAIMS OF FIDUCIARY DUTIES AGAINST ANY DIRECTOR, OFFICER OR MANAGER OF THE COMPANY OR ANY HOLDER OF COMPANY STOCK AND ALL LIABILITIES, OBLIGATIONS AND CLAIMS RELATING TO THE COMPANY STOCK (COLLECTIVELY, the “HOLDER RELATED Claims”).  NOTWITHSTANDING THE FOREGOING, in no event shall this Section 12.19 release or otherwise affect (nor shall HOLDER RELATED Claims be Deemed to include): any RIGHTS OF any Releasing Persons PURSUANT TO THE MERGER AGREEMENT AND ANY OTHER CERTIFICATE, DOCUMENT OR INSTRUMENT EXECUTED PURSUANT TO THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, THIS Agreement OR ANY ANCILLARY AGREEMENT, OR FRAUD (The HOLDER RELATED Claims, in each case, excluding the Claims described in this SENTENCE, ARE REFERRED TO HEREIN AS the “Released Claims”).  Each Releasing Person AGREES THAT NO RELEASING PERSON SHALL BRING ANY CLAIMS, ACTIONS OR SUITS AGAINST, OR SEEK TO RECOVER ANY AMOUNTS IN CONNECTION with any Released Claims OR under any Released Claims FROM, The StockhoLDers’ Representative, Fully Diluted Common Holder or any OF THE OTHER Released PersonS.

Section 12.20.                         Waiver of Conflicts.  Buyer, Merger Sub and the Company (on behalf of itself and its Subsidiaries) agree that, notwithstanding any current or prior representation of the Company or any of its Subsidiaries by Dechert LLP (“Dechert”) and/or Sidley Austin LLP (“Sidley”), Dechert and/or Sidley shall be allowed to represent the Stockholders’ Representative, any Fully Diluted Common Holder or any of their respective Affiliates in any matters and/or disputes (or any other matter), including any matter or dispute adverse to Buyer, Merger Sub, the Company, the Surviving Corporation, any Subsidiaries of Buyer, the Surviving Corporation or the Company, or any of their respective Affiliates that either is existing on the date hereof or that arises in the future and relates to this Agreement or any of the other Ancillary Agreements, or any of the transactions contemplated hereby or thereby, and Buyer, Merger Sub, and the Company (on behalf of itself and its Subsidiaries) hereby (a) waive any claim they have or may have that Dechert or Sidley has a conflict of interest or is otherwise prohibited from engaging in such representation and (b) agree that, in the event that a dispute arises after the Closing between Buyer, the Surviving Corporation, any Subsidiaries of Buyer or the Surviving Corporation or any of their respective Affiliates (on the one hand) and any Fully Diluted Common Holder, the Stockholders’ Representative or any of their respective Affiliates (on the other hand), Dechert and/or Sidley may represent such Fully Diluted Common Holder, the Stockholders’ Representative or such Affiliate in such dispute even though the interests of such Fully Diluted Common Holder, the Stockholders’ Representative or such Affiliate may be directly adverse to Buyer, the Surviving Corporation, any Subsidiaries of Buyer or the Surviving Corporation or any of their respective Affiliates and even though Dechert or Sidley may have represented the Company and its Subsidiaries in a matter related to such dispute.  Buyer and the Company (on behalf of itself and its Subsidiaries) also further agree that, as to all communications between or among Dechert and/or Sidley, on the one hand, and the Company, any of the Subsidiaries of the Company, any of Fully Diluted Common Holders, the Stockholders’ Representative and/or any of their respective Affiliates, on the other hands, to the extent relating to the Company’s sale process, this Agreement or any Ancillary Agreement, or transactions contemplated by this Agreement or the Ancillary Agreements, the attorney-client privilege and the expectation of client confidence belongs to the Stockholders’ Representative, the Fully Diluted Common Holders and their Affiliates, and may be controlled by the Stockholders’ Representative, the Fully Diluted Common Holders and their Affiliates, and shall not pass to or be claimed by Buyer, Merger Sub, the Surviving Corporation, the Company or any Subsidiary or Affiliate of Buyer, the Surviving Corporation or the Company.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed or caused this Agreement to be executed as of the date first written above.

LUMARA HEALTH INC.

By:	/s/ Gregory J. Divis
	Name:	Gregory J. Divis
	Title:	Chief Executive Officer

AMAG PHARMACEUTICALS, INC.

By:	/s/ William K. Heiden
	Name:	William K. Heiden
	Title:	President and Chief Executive Officer

SNOWBIRD, INC.

By:	/s/ William K. Heiden
	Name:	William K. Heiden
	Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

STOCKHOLDERS’ REPRESENTATIVE:

LUNAR REPRESENTATIVE, LLC

By:	/s/ Patrick Christmas
	Name:	Patrick Christmas
	Title:	Authorized Person

[Signature Page — Merger Agreement]

APPENDIX A

DEFINITIONS

In this Appendix, and in the Agreement and the other Appendices and Schedules thereto, unless the context otherwise requires, the following terms shall have the meanings assigned below and the terms listed in the chart below shall have the meanings assigned to them in the Section set forth opposite to such term (unless otherwise specified, section references in this Appendix are to Sections of this Agreement):

Term:	Section:
280G Stockholder Approval Requirements	5.10(a)
Accredited Investor	2.11(g)
Additional Merger Consideration	2.12(c)
Adjustment Escrow Account	2.15
Adjustment Escrow Amount	2.15
Aggregate Common Equity Cash Amount	2.8(b)
Agreement	Preamble
Amended Certificate of Incorporation	2.5
Appraisal Claims	11.2(c)
Appraisal Shares	2.13
Appraisal Shares Escrow Account	2.15
Audited Financial Statements	3.7(a)
Basket Threshold	11.5(a)
Benefit Plans	3.11(a)
Bundled Product	2.9(a)(i)
Buyer	Preamble
Buyer 2000 Stock Plan	4.3(a)
Buyer 2007 Equity Plan	4.3(a)
Buyer 401(k) Plan	6.4
Buyer-Prepared Tax Returns	7.1(b)
Buyer Indemnified Parties	11.2
Buyer Merger Shares	2.8(b)
Buyer Non-Governmental Consents	4.6(b)
Buyer Options	4.3(a)
Buyer Payments	5.9(c)
Buyer Plans	6.1(a)
Buyer Preferred Stock	4.3(a)
Buyer Regulatory Approvals	4.6(a)
Buyer Stock Award	4.3(a)
Buyer Stock Plans	4.3(a)
Certificate of Incorporation	8.1(c)
Certificate of Merger	2.3
Closing	2.2
Closing Date	2.2
Closing Statement	2.14(a)

Term:	Section:
Company	Preamble
Company Closing Statement	2.8(a)
Company Non-Governmental Consents	3.4(b)
Company Product	2.9(a)(ii)
Company Regulatory Approvals	3.4(a)
Company Securities	3.6(b)
Company Stock	Recitals
Conclusive Closing Statement	2.14(c)
Confidential Information	5.4(b)
Contingent Payment	2.9(b)
Contingent Payment Period	2.10(a)(i)
Contingent Payment Period End Date	2.9
Contingent Payment Trigger Notice	2.10(a)(ii)
Continuation Period	6.1(a)
Continuing Employees	6.1(a)
Covered Persons	5.5(a)
Debt Financing Documents	5.2(i)(i)
Delaware Courts	12.9
D&O Claim Committee	5.5(a)(ii)
D&O Claim Committee Charter	5.5(a)(ii)
D&O Insurance	5.5(e)
D&O Tail	5.5(c)
Direct Claim	11.3(d)
Disputed Items	2.14(b)
Effective Time	2.3
Engagement Letter	2.10(d)
Environmental Laws	3.18(a)
Escrow Agent	2.15
Escrow Agreement	2.15
Estimated Excess Load-In Charge	2.8(a)
Estimated Net Funded Indebtedness	2.8(a)
Estimated Net Working Capital	2.8(a)
Estimated Net Working Capital Deficiency Amount	2.8(a)
Estimated Net Working Capital Excess Amount	2.8(a)
Estimated Transaction Related Expenses	2.8(a)
Excess Parachute Claims	11.2(e)
Fee Letter	4.10
Fifth Milestone Payment	2.9(b)(v)
Final Excess Load-In Charge	2.14(d)(ii)(F)
Final Net Funded Indebtedness	2.14(d)(ii)(D)
Final Net Working Capital Deficiency Amount	2.14(d)(ii)(C)
Final Net Working Capital Excess Amount	2.14(d)(ii)(B)
Final Payment Amount	2.14(d)(ii)(A)
Final Transaction Related Expenses	2.14(d)(ii)(E)

Term:	Section:
Financial Statements	3.7(a)
Financing	4.10
First Milestone Payment	2.9(b)(i)
First Milestone Period	2.9(b)(i)
Fourth Milestone Payment	2.9(b)(iv)
Fully Diluted Common Holders	2.8(b)
Hermelin Life Insurance Amounts	5.17
Indemnity Escrow Account	2.15
Indemnity Escrow Amount	2.15
Information Statement	4.11(b)
Insurance Policies	3.16
Investor Questionnaire	2.11(g)
Leased Real Property	3.14(a)
Leases	3.14(a)
Letter of Transmittal	2.8(d)(i)
Lenders	4.10
Litigations or Litigation	3.8
Material Contracts	3.13(a)
Merger	Recitals
Merger Consideration	2.8(b)
Merger Consideration Adjustment Amount	2.14(d)(ii)
Merger Sub	Preamble
Mini-Basket Threshold	11.5(a)
Net Sales	2.9(a)(iii)
Non-Accredited Investor	5.10
Non-Dispute Notice	2.14(e)(i)
Non-Governmental Consents	4.6(b)
Option Cancellation Agreement	2.8(d)(ii)
Ordinary Breach	11.2(f)
Organizational Documents	3.1(b)
Outside Date	10.1(b)
Party Affiliates	12.16
Paying Agent	2.8(c)
Payoff Amount	8.2(d)(iv)
Payoff Letter	8.2(d)(iv)
Pension Plan	3.11(d)
Perella	2.10(d)
Perella Payments	2.10(d)
Plan	5.5(a)(ii)
Projections	9.1(b)
Property Taxes	7.1(b)
Ratable Portion	12.18(f)
Registration Rights/Lock-Up Agreement	2.11(f)
Regulatory Approvals	4.6(a)

Term:	Section:
Regulatory Authorizations	3.24(c)
Reserve Amount	2.8(b)
Resolution Period	2.14(b)
Response Notice	12.18(f)
Reviewing Accountant	2.10(a)(iii)
RSU Cancellation Agreement	2.8(d)(ii)
Second Milestone Payment	2.9(b)(ii)
Second Milestone Period	2.9(b)(ii)
Section 262	2.13
Seller 401(k) Plan	6.4
Seller Dispute Notice	2.14(b)
Selling Person	2.9(a)(iv)
Set-off Provisions	2.10(c)
Stockholder Approval	5.8
Stockholder Indemnified Parties	11.1
Stockholders	Recitals
Stockholders’ Representative	Preamble
Survival Date	2.15
Surviving Corporation	2.1
Syndication Documents	5.2(i)(iv)
Tax Claims	11.2(d)
Tax Contest	7.3
Third Milestone Payment	2.9(b)(iii)
Third-Party Claim	11.3(a)
Top Ten Customers	3.23(a)
Top Ten Suppliers	3.23(b)
Transfer Taxes	7.2
Treasury Stock	2.12(b)
Unaudited Financial Statements	3.7(a)
Waived Amounts	5.19(a)
Women’s Health APA	Recitals
Women’s Health Buyer	Recitals
Women’s Health Claims	11.2(f)

“Acquisition Proposal” means any bona fide offer or proposal (other than an offer or proposal by Buyer or any of its Affiliates) relating to any of the following:  (a) any transaction or series of related transactions other than the transactions contemplated by this Agreement involving the purchase of all or any significant portion of the capital stock or assets of the Company or any of its Subsidiaries, (b) any agreement to enter into a business combination with the Company or any of its Subsidiaries, and (c) any other extraordinary business transaction involving or otherwise relating to the transfer of an exclusive license to substantially all of the Intellectual Property Rights owned by the Company or any of its Subsidiaries.

“Affiliate” means, with respect to any subject Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such subject Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made.  For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

“Agreement Date Reference Market Value” means the Reference Market Value of a share of Buyer Common Stock on the date of this Agreement.

“Alternative Per Share Common Closing Payment” means in respect of each share of Common Stock (or share of Common Stock issuable upon exercise of a Company Stock Option, or underlying a Company RSU) outstanding as of immediately prior to the Effective Time, the quotient obtained by dividing (i) the sum of (x) the Aggregate Common Equity Cash Amount plus (y) the aggregate of the exercise prices of all Company Stock Options with respect to which such payment is required to be made, plus (z) the product of the Closing Date Reference Market Value multiplied by the number of Buyer Merger Shares, by (ii) the Fully Diluted Share Number.

“Alternative Women’s Health Transaction” means the (a) formation and creation of one or more new Subsidiaries (each a “New WH Entity”) by the Company or one of its Subsidiaries, (b) assignment and transfer of all of the assets and liabilities to be transferred pursuant to the Women’s Health APA plus an amount of cash (not to exceed $30,000,000 in the aggregate) by the Company and its Subsidiaries to the New WH Entity(ies), (c) execution and delivery of the Interim TSA, (d) the distribution of all of the equity interests in the New WH Entity(ies) to the Fully Diluted Common Holders (either in a partial redemption of Common Stock, Company Stock Options and Company RSUs, or by adding all of the equity interests in the New WH Entity(ies) to the Merger Consideration for distribution to the Fully Diluted Common Holders in the Merger), and (e) execution and delivery of all agreements, documents, assignments, bills of sale and other ancillary agreements and certificates as may be necessary to give effect to the foregoing transactions, in each case in form and substance reasonably satisfactory to both Buyer and Company.

“Ancillary Agreements” means, collectively, the Escrow Agreement, the Letters of Transmittal, the Registration Rights/Lock-Up Agreement, the Commitment Letter, the Option Cancellation Agreements, the RSU Cancellation Agreements, the Interim TSA and the Final TSA.

“Appraisal Shares Escrow Amount” means a cash amount, to be deposited into the Appraisal Escrow Account at the election of the Stockholders’ Representative, equal to (A) the portion of the Aggregate Common Equity Cash Amount which the holders of Appraisal Shares would have been entitled to receive with respect to such Appraisal Shares had such shares not been Appraisal Shares (and disregarding the deposit of funds in the Appraisal Escrow Amount for the purpose of calculating such amount), multiplied by (B) one hundred and twenty-five percent (125%).

“Base Enterprise Value” means Six Hundred Seventy-Five Million Dollars ($675,000,000).

“Books and Records” means all books, ledgers, files, reports, plans, records, manuals and other materials (in any form or medium) of, or maintained for, the applicable Person.  Unless the express context otherwise requires, the term “Books and Records” means the “Books and Records” of the Company and its Subsidiaries.

“Bribery Act” shall mean the United Kingdom Bribery Act 2010.

“Bribery Legislation” shall mean all and any of the following: the United States Foreign Corrupt Practices Act of 1977; the Organization For Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and related implementing legislation; the relevant common law or legislation in England and Wales relating to bribery and/or corruption, including, the Public Bodies Corrupt Practices Act 1889; the Prevention of Corruption Act 1906 as supplemented by the Prevention of Corruption Act 1916 and the Anti-Terrorism, Crime and Security Act 2001; the Bribery Act; the Proceeds of Crime Act 2002; and any anti-bribery or anti-corruption related provisions in criminal and anti-competition laws and/or anti-bribery, anti-corruption and/or anti-money laundering laws of any jurisdiction in which the Hamilton Companies or Buyer operates, as applicable.

“Business Day” means a day other than any day on which banks are authorized or obligated by Law or executive order to close in New York, New York.

“Buyer Common Stock” means duly authorized, validly issued, fully paid and non-assessable shares of the common stock, par value $0.01 per share, of Buyer.

“Buyer’s Knowledge” means the actual knowledge of any of the following individuals: William Heiden, Frank Thomas, Scott Holmes, Scott Townsend and Melissa Klug.

“Closing Date Cash” means the sum of (i) the fair market value (expressed in United States dollars) of all cash, cash equivalents, including any cash received pursuant to the Women’s Health APA and the documents related thereto, and marketable securities of any kind (including, without limitation, all cash in bank accounts and cash on hand, and the restricted cash, cash held in reserve, cash on deposit, cash deposited with third parties and cash posted for bonds or with respect to escrows set forth on Schedule C (which contain the estimates thereof as of August 31, 2014)) of the Company and its Subsidiaries as of 11:59 p.m., Central time on the Closing Date, and (ii) the amount of all severance payments actually paid by the Company or its Subsidiaries with respect to any of their respective employees (other than employees of the Women’s Health Division) who were terminated at the specific direction or request of Buyer between the date hereof and through the Closing.  Cash or cash equivalents received through 11:59 p.m., Central time, on the Closing Date (including cash in transit, such as wires or checks received through 11:59 p.m., Central time, on the Closing Date in any bank accounts or lockbox accounts of the Company or any of its Subsidiaries on the Closing Date or otherwise received, or other items otherwise convertible into cash, in each case, through 11:59 p.m., Central time, on the Closing Date) shall be included as Closing Date Cash.  Such cash to be included in Closing

Date Cash shall not include any cash, cash in transit or other items otherwise convertible into cash received by or channeled through accounts of Company or any of its Subsidiaries solely as a result of the transactions contemplated by the Agreement.   For the avoidance of doubt, if the transactions contemplated by the Women’s Health APA have occurred or will occur in connection with the Closing on the Closing Date, the consideration paid by the Women’s Health Buyer under the Women’s Health APA prior to or in connection with the Closing to the Company in connection with the transactions contemplated by the Women’s Health APA shall be included in the calculation of “Closing Date Cash” even if not received by or prior to 11:59 p.m., Central time on the day immediately preceding the Closing Date.  For the avoidance of doubt, the Hermelin Life Insurance Amounts shall not be deemed to be included in Closing Date Cash unless actually received by the Company prior to the Effective Time.

“Closing Date Compensatory Payments” shall mean the sum of the portion of the Merger Consideration which is payable to any present or former employees, officers, directors and independent contractors of the Company or any of its Subsidiaries as identified by the Stockholders’ Representative to Buyer as the “Closing Date Compensatory Payment” in writing prior to the Closing Date.

“Closing Date Funded Indebtedness” shall mean, without duplication,  the Indebtedness of the Company and its Subsidiaries outstanding and unpaid immediately prior to the Closing (excluding any undrawn amounts under credit lines or revolving (or similar) credit facilities, and excluding any indemnification or contingent obligations not then owing) under any Funded Indebtedness.

“Closing Date Reference Market Value” means the Reference Market Value of a share of Buyer Common Stock on the Closing Date.

“Closing Debt to be Discharged” means the Closing Date Funded Indebtedness set forth on Schedule B (except to the extent repaid prior to the Closing).

“Code” means the Internal Revenue Code of 1986.

“Commitment Letter” means the commitment letter, dated as of the date hereof, 2014, between Buyer and Jefferies Finance LLC; provided, that for purposes of this Agreement, references to the Commitment Letter also shall include, after the date hereof, to the extent alternative debt financing from alternative financial institutions is obtained in accordance with this Agreement, any commitment letters executed by such alternative financial institutions in respect of such alternative debt financing.

“Common Stock” means the common stock of the Company, par value $0.01 per share.

“Company Intellectual Property Rights” means all Intellectual Property Rights owned in whole or in part by the Company or any of its Subsidiaries, excluding all Intellectual Property Rights to be transferred pursuant to the Women’s Health APA.

“Company Payroll Tax” shall mean the employer’s share of payroll Taxes incurred or otherwise payable by the Company or any of its Subsidiaries in connection with a Compensatory Payment.

“Company RSU” means any outstanding restricted stock unit granted by the Company pursuant to a Benefit Plan or other governing share-based plan document or agreement.

“Company Stock Option” means any outstanding option to purchase Common Stock granted by the Company pursuant to a Benefit Plan or other governing share-based plan document or agreement, which is outstanding and has not been validly exercised prior to the Effective Time.

“Compensatory Payment” means any payment made as a result of or in connection with the consummation of the transactions contemplated hereby (including for the avoidance of doubt any payments described in clause (i) of the definition of Transaction Related Expenses) that is treated as compensation expense of the Company or any of its Subsidiaries for Tax purposes.

“Competition/Investment Law” means and any Law that is designed or intended to prohibit, restrict or regulate foreign investment or mergers or acquisitions, antitrust, monopolization, restraint of trade or competition, including the HSR Act.

“Compliant” means, with respect to the Required Financial Information, that throughout, and on each day during, the Marketing Period, (a) other than with respect to projections, such Required Financial Information, when taken as a whole, does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Financial Information not misleading (and that all Required Financial Information constituting projections was prepared in good faith based upon assumptions believed to be reasonable at the time of delivery of the Required Financial Information and throughout the Marketing Period), and (b) the independent registered public accountants of the Company (i) have not withdrawn any audit opinion with respect to any financial statements contained in the Required Financial Information and (ii) have consented to the use of their audit opinions related to any audited financial statements included in such Required Financial Information.

“Confidentiality Agreement” means the confidentiality agreement between the Company and Buyer, dated July 26, 2014.

“Contracts” means all agreements, contracts, leases and subleases, purchase orders, arrangements, letters of credit, guarantees and commitments.

“Credit Facility” means the Credit and Guaranty Agreement, dated as of September 16, 2013, by and among Law Debenture Trust Company of New York, as administrative agent, and the Company, and certain Subsidiaries of the Company as guarantors.

“Damages” means the amount of any damages, losses, claims, deficiencies, demands, injuries, liabilities, settlements, judgments, awards, fines, penalties, fees (including reasonable attorneys’ fees), charges, costs (including costs of investigation), Tax, or expense of any nature, whether or not involving any Litigation, including any costs of defending any Litigation incurred or suffered, or that are reasonably likely to be incurred or suffered, by a party with respect to or relating to any Litigation, event, circumstance or state of facts; provided that, except to the extent of the following is the subject of a third party claim against an Indemnified Party, “Damages” shall not include any (x) exemplary, special or punitive damages, loss of business reputation or opportunity, and in particular, without limitation, no “multiple of profits” or “multiple of cash flow” or similar valuation methodology, or (y) any consequential, indirect or incidental damages to the extent not reasonably foreseeable within a reasonable period of time following discovery by a party of the facts, events or circumstances giving rise to such damages.

“DEA” means the United States Drug Enforcement Administration.

“Definitive Debt Documents” means the definitive documents relating to the Financing.

“DGCL” means the General Corporation Law of the State of Delaware.

“Dollars” or “$” means the lawful currency of the United States of America.

“Employees” means (a) each person who as of immediately prior to the Closing is an active employee of the Company or any of its Subsidiaries, including employees on vacation or on a regularly scheduled day off from work (including for jury service or military service duty); and (b) each employee of the Company or any of its Subsidiaries who is on short-term disability, long-term disability or leave of absence as of immediately prior to the Closing.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any trade or business, whether or not incorporated, which together with the Company would be deemed to be a “single employer” within the meaning of Section 414 of the Code.

“Escrow Account” means, collectively, the Adjustment Escrow Account, the Indemnity Escrow Account and the Appraisal Shares Escrow Account (if any).

“Escrow Amount” means, collectively, the Adjustment Escrow Amount, the Indemnity Escrow Amount and the Appraisal Shares Escrow Amount (if any).

“Excess Load-In Charge”  means, to the extent that Company or any of its Subsidiaries (directly or with or through any third parties) have, without duplication, shipped, distributed or sold a quantity of vials of Company Product (excluding Women’s Health Division products) during the period beginning on the date hereof and ending three Business Days prior to the Closing Date (or, if longer, the 60 consecutive day period ending on the Closing Date) in excess of 125% of the aggregate number of vials of Company Product (excluding Women’s Health Division products) set forth in the Company’s most recent operating plan with respect to such period that is set forth on Exhibit H, the dollar amount equal to (x) the aggregate number of such excess vials, multiplied by (y) the average net selling price of the Company Product (as determined in accordance with GAAP) during such period.

“FCPA” shall mean United States Foreign Corrupt Practices Act of 1977, as amended.

“FDA” means the United States Food and Drug Administration.

“FDCA” means the federal Food, Drug and Cosmetic Act.

“Final TSA” means the Transition Services Agreement in the form attached to the Women’s Health APA, executed by the Company and the Women’s Health Buyer.

“Financing” means the debt financing to be provided by the Financing Sources contemplated by the Commitment Letter.

“Financing Sources” shall mean each Person (including, without limitation, each agent and arranger) that has committed to provide or otherwise entered into agreements in connection with the Commitment Letter or other financings in connection with the transactions contemplated hereby, including (without limitation) any commitment letters, engagement letters, and Definitive Debt Documents relating thereto, together with each affiliate thereof and each officer, director, employee, partner, controlling person, advisor, attorney, agent and representative of each such Person or affiliate and their respective successors and assigns.

“Fully Diluted Share Number” means the sum of (i) the number of shares of Common Stock outstanding immediately prior to the Effective Time (other than shares of Common Stock to be cancelled pursuant to Section 2.12(b), but (for the avoidance of doubt) including shares of Common Stock issued upon the exercise of Company Stock Options exercised prior to the Effective Time and any Appraisal Shares), (ii) the number of shares of Common Stock issuable upon the exercise in full of the Company Stock Options outstanding immediately prior to the Effective Time, and (iii) the number of shares of Common Stock underlying the Company RSUs outstanding immediately prior to the Effective Time.

“Funded Indebtedness” means, collectively, with respect to the Company and its Subsidiaries on a consolidated basis, without duplication, the sum of all amounts owing by the Company or any of its Subsidiaries to repay in full amounts due and terminate all Indebtedness.

“GAAP” means United States generally accepted accounting principles, consistently applied during the periods involved.

“Governmental Authorizations” means all licenses, permits, certificates, grants, franchises, waivers, consents and other similar authorizations or approvals issued by or obtained from a Governmental Entity or any securities exchange.

“Governmental Entity” means any United States or foreign federal, state, provincial or local government or other political subdivision thereof, any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of any such government or political subdivision, and any supranational organization of sovereign states exercising such functions for such sovereign states.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Entity.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Income Tax” means any income, franchise, net profits, excess profits or similar Taxes measured on the basis of net income.

“Income Tax Return” means any Tax Return for Income Taxes.

“Indebtedness” means all obligations (other than indemnity obligations that are not owing or outstanding) with respect to (i) all indebtedness or other obligations for borrowed money of the Company or any of its Subsidiaries, and all obligations evidenced by bonds, debentures, notes or other similar instruments, (ii) all obligations under acceptance credit, letters of credit or similar facilities, in each case to the extent drawn, (iii) all obligations under capital or direct financing leases and purchase money financing (in each case other than with respect to trade payables, accrued expenses, current accounts and obligations incurred in the ordinary course of the applicable Person’s business) or obligations in respect of the deferred purchase price of a business (other than ordinary course trade payables (including with respect to the purchase of inventory or raw materials)) which are included in the calculation of Net Working Capital), and (iv) all guarantee or keep well obligations in respect of obligations of the kind referred to in clauses (i) through (iii) above, including, in each case, accrued and unpaid interest on any of the foregoing and any breakage costs, penalties, additional interest, premiums, fees and other costs and expenses associated with prepayment or redemption of any of the foregoing); provided, that, none of the following obligations (nor any guarantee or keep well obligation in respect thereof) or any accrued and unpaid interest on any of the foregoing or any breakage costs, penalties, additional interest, premiums, fees or other costs and expenses associated with the prepayment or redemption of any of the foregoing shall constitute “Indebtedness”: (I) Indebtedness of the Company or any of its Subsidiaries owed to the Company or any of its Subsidiaries; (II) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn by any Person in the ordinary course of business against insufficient funds, or in respect of netting services, overdraft protections, the endorsement of instruments or otherwise in connection with customary deposit accounts; (III) Indebtedness in respect of workers’ compensation claims, health, disability or other employee benefits; property casualty or liability insurance; take-or-pay obligations in supply arrangements; self-insurance obligations; performance, bid, surety, custom, utility and advance payment bonds or performance and completion guaranties (in each case to the extent entered into in the ordinary course of business); and/or (IV) Indebtedness in the form of customary obligations under indemnification, incentive, non-compete, consulting, deferred compensation, customary indemnification obligations to purchasers in connection with dispositions or divestitures, or other similar arrangements, in each case that are not incurred in connection with indebtedness for borrowed money; provided, further that for the avoidance of doubt, Indebtedness shall exclude the amount of the Transaction Related Expenses and provided, further, that Indebtedness shall include in any event the amounts owed (as of immediately prior to the Closing) by the Company pursuant to the Settlement Agreement, entered into in or around December 2011 (as amended by the order of the Bankruptcy Court), by and among the United States of America, acting through the United States Department of Justice and the United States Attorney’s Office for the District of Massachusetts, and on behalf of the Office of Inspector General of the Department of Health and Human Services and the TRICARE Management Activity; KV; and Constance Conrad.  A schedule of Indebtedness of the Company and its Subsidiaries, as of August 31, 2014, is set forth on Schedule A.

“Indemnified Party” means any Person entitled to seek indemnification pursuant to the provisions of Article XI.

“Indemnifying Party” means any Person against whom indemnification may be sought pursuant to the provisions of Article XI.

“Intellectual Property Rights” means all (i) trademarks; (ii) copyrights; (iii) patents, including any extensions, reexaminations and reissues, divisions, continuations and continuations-in-part; (iv) proprietary information including information protected by the Uniform Trade Secrets Act or similar legislation (“Confidential Information and Trade Secrets”); and (v) all registrations and applications for any of the foregoing, including, with respect to patents, any U.S. or foreign provisionals, continuations, divisions, continuations-in-part, extensions, renewals, reissues, revivals and reexaminations, any PCT international applications, national phase applications and any patents issuing or granted from any patents or patent applications.

“IRS” means the U.S. Internal Revenue Service.

“Interim TSA” means a Transition Services Agreement to be negotiated in good faith by Buyer and Company, and executed by the Company and the New WH Entity(ies) (as defined in the definition of “Alternative Women’s Health Transaction”), which shall provide for the provision of all services that the New WH Entity(ies) reasonably need in order to operate the business of the Women’s Health Division as presently conducted, prior to the transfer or sale of such New WH Entity(ies) or its (their) assets to a third party, with each such service to be reimbursed by New WH Entity(ies) to the Company at a price of “cost plus 50% of such cost” of such services, provided that the provision of such services must be provided for a maximum period nine (9) months after the Closing Date unless the New WH Entity(ies) request a shorter period in writing to Buyer.

“Knowledge of the Company” means the actual knowledge of any of the following individuals: Gregory J. Divis, Jr., Thomas S. McHugh and Patrick J. Christmas.

“Law” means any constitution, law, statute, ordinance, rule, regulation, regulatory requirement, code, order, judgment, injunction or decree enacted, issued, promulgated, enforced or entered by a Governmental Entity or securities exchange.

“Lien” means any charge, mortgage, pledge, security interest, lien, claim, title defect, easement, right of way or encumbrance, other than those that customarily arise under securities Laws in private transactions.

“Liens for Borrowed Money” means any Liens in connection with the Closing Debt to be Discharged.

“Limited Transfer Liens” means (a) preemptive rights, subscription rights, transfer restrictions, rights of first refusal or offer, and other similar restrictions set forth in the Organizational Documents of the issuer of the applicable securities, and with respect to the Company, in the Stockholders Agreement; and (b) restrictions on sale, transfer, assignment, pledge or hypothecation imposed by applicable securities Laws.

“Marketing Period” means the first period of fifteen (15) consecutive Business Days commencing on the first Business Day after which Buyer shall have received the Required Financial Information, and throughout and on each day during such fifteen (15) consecutive Business Day period, (a) such Required Financial Information is and remains Compliant without requiring any updates, supplements or additional information, and (b) the conditions set forth in Sections 8.2(a), 8.2(b) and 8.2(e) have been satisfied (other than conditions that by their nature can only be satisfied at Closing) and nothing shall have occurred and no condition shall have existed that would cause any of the conditions set forth in Article VIII to fail to be satisfied assuming the Closing were to be scheduled for any time during such fifteen (15) consecutive Business Day period; provided, that the “Marketing Period” shall not commence and shall be deemed not to have commenced if, during such fifteen (15) consecutive Business Day period, any Required Financial Information would not be Compliant at any time during such fifteen (15) consecutive Business Day period (it being understood that if any Required Financial Information provided at the initiation of the Marketing Period ceases to be Compliant during such fifteen (15) consecutive Business Day period, then the Marketing Period shall be deemed not to have commenced), in which case a new fifteen (15) consecutive Business Day period shall commence upon Buyer and Merger Sub receiving completed Required Financial Information that would be Compliant and satisfy the requirements of this definition; provided, further, that Friday, November 28, 2014 shall not be considered Business Days for purposes of calculating such Marketing Period; provided further that if such 15 consecutive Business Day period has not ended prior to December 19, 2014, then such period shall not commence prior to January 5, 2015.

“Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development that is materially adverse to the business, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries taken as a whole; provided, however, that none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been, will be, would or could be, or could or would reasonably be expected to have or result in, a Material Adverse Effect: (a) any failure by the Company or any of its Subsidiaries to meet any internal or published projections, forecasts, or revenue or earnings predictions; (b) any adverse change, effect, event, occurrence, state of facts or development to the extent attributable to the announcement, pendency or consummation of the transactions contemplated by this Agreement or any of the Ancillary Agreements (including any disruption in supplier, distributor, partner or similar relationships or any loss of employees); (c) any adverse change, effect, event, occurrence, state of facts or development attributable to conditions affecting (i) the industries in which any the Company or any of its Subsidiaries participates (including fluctuating conditions resulting from cyclicality, seasonality or weather patterns affecting the Company or any of its Subsidiaries, including their respective customers and suppliers) or (ii) national, regional, local, international or global economies; (d) any adverse change, effect, event, occurrence, state of facts or development resulting from or relating to compliance with the terms of, or the taking of any action required or permitted by, this Agreement or any of the Ancillary Agreements; (e) any adverse change, effect, event, occurrence, state of facts or development arising from or relating to any change in accounting requirements or principles or any change in any Laws; (f) any adverse change, effect, event, occurrence, state of facts or development arising in connection with natural disasters or acts of nature, hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway as of the date hereof; (g) the effect of any action taken by Buyer, Merger Sub or any of their respective Affiliates in breach of this Agreement that could reasonably be expected to result in a change, effect, event, occurrence, state of facts or development that is materially adverse to the business, condition (financial or otherwise) or results of operations of the Company or its Subsidiaries; or (h) any change in political regimes, conditions or climate whether in the United States or any other country or jurisdiction; provided, that the exceptions in clauses (c), (e), (f) or (h) above shall apply only to the extent such change, effect, event, occurrence, state of facts or development referred to in such exception does not have a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to other Persons operating in the industries in which the Company and its Subsidiaries operate.  References in this Agreement to Dollar amount thresholds shall not be deemed to be evidence of a Material Adverse Effect or materiality.

“Named Executives” means each of the three executive officers of the Company named in that letter, dated as of the date of this Agreement, between Buyer and the Company, related to such three executives of the Company.

“Net Funded Indebtedness” means the amount equal to Closing Date Funded Indebtedness minus Closing Date Cash (for the avoidance of doubt Net Funded Indebtedness may be a negative number).

“Net Working Capital” means (a) the consolidated current assets of the Company of the Company and its Subsidiaries as of 11:59 pm Central Time on the day immediately preceding the Closing Date, of the type required to be reflected or disclosed in financial statements prepared in accordance with GAAP, excluding (i) Cash, (ii) any intercompany receivables, (iii) any Tax assets (including deferred Tax assets), and (iv) the Hermelin Life Insurance Amounts, minus (b) the consolidated current liabilities of the Company and its Subsidiaries as of 11:59 pm Central Time on the day immediately preceding the Closing Date, of the type required to be reflected or disclosed in financial statements prepared in accordance with GAAP; but excluding (i) Transaction Related Expenses, (ii) Indebtedness, including the current portion of Indebtedness, (iii) Income Taxes, (iv) Company Payroll Taxes, (v) accrued stock compensation, (vi) any intercompany payables, (vii) any Tax liabilities (including deferred Tax liabilities), (viii) any Excess Load-In Charge, (ix) any unpaid severance obligations owing or payable by the Company or its Subsidiaries with respect to any of their respective employees (other than employees of the Women’s Health Division) who were terminated at the direction or request of Buyer between the date hereof and through the Closing ,and (x) any insurance premium liabilities (if any) associated with the Hermelin Life Insurance Amounts; provided, that each of the accounts and balances included within the calculation of the Net Working Capital shall be made in accordance with GAAP, applied in a manner consistent with the principles, policies, assumptions and methodologies applied in the preparation of the audited consolidated balance sheet of the Company and its Subsidiaries as of March 31, 2014, and the related consolidated statements of operations and cash flows, in each case, including notes thereto, for the year ended March 31, 2014; provided further that, notwithstanding the foregoing, all of the “API inventory” owned by the Company or its Subsidiaries that was acquired by such Persons prior to receiving FDA approval of the applicable Company Product shall not be considered a current asset for purposes of this calculation.  Notwithstanding anything to the contrary in this Agreement, for purposes of the calculation of Net Working Capital: (i) no assets or liabilities transferred to or assumed by the Women’s Health Buyer pursuant to the Women’s Health APA shall be included, and (ii) the Company shall be deemed to have a current asset equal to fifty percent (50%) of the amount actually paid by the Company prior to the Closing as the premium for the D&O Tail (but such 50% not to exceed $250,000 in any event).

“Neutral Arbitrator” means any independent accounting firm as Buyer and the Stockholders’ Representative may mutually agree, and Buyer and Stockholders’ Representative shall use commercially reasonable efforts to agree upon a Neutral Arbitrator to the extent the review or decision-making of the Neutral Arbitrator is required pursuant to this Agreement.

“Out of Pocket Damages” means Damages actually incurred by a Buyer Indemnified Party which represent amounts to a third party (which may be a vendor or other counter party) to resolve or settle a claim by a third party against such Buyer Indemnified Party or its Affiliates.

“Payment Fund” means any amounts deposited with the Paying Agent pursuant to Section 2.8(c) for payment of the Aggregate Common Equity Cash Amount to the holders of Common Stock.

“Per Share Common Closing Payment” means in respect of each share of Common Stock (or share of Common Stock issuable upon exercise of a Company Stock Option, or underlying a Company RSU) outstanding as of immediately prior to the Effective Time, the quotient obtained by dividing (i) the sum of (x) the Aggregate Common Equity Cash Amount plus (y) the aggregate of the exercise prices of all Company Stock Options with respect to which such payment is required to be made, by (ii) the Fully Diluted Share Number.

“Per Share Total Consideration” means in respect of each share of Common Stock (or share of Common Stock issuable upon exercise of a Company Stock Option, or underlying a Company RSU) , the quotient obtained by dividing (i) the sum of (w) the Aggregate Common Equity Cash Amount plus (x) the aggregate of the exercise prices of all Company Stock Options with respect to which such payment is required to be made, plus (y) the product of the Agreement Date Reference Market Value multiplied by the number of Buyer Merger Shares, plus (z) the Additional Merger Consideration, by (ii) the Fully Diluted Share Number.

“Permitted Liens” means (a) landlords’, lessors’, mechanics’, materialmen’s, warehousemen’s, carriers’, workers’, or repairmen’s Liens or other similar Liens arising or incurred in the ordinary course of business, (b) Liens for Taxes, assessments and other governmental charges not yet due and payable or being contested in good faith by appropriate Litigations for which adequate reserves have been established in accordance with GAAP, (c) with respect to real property, (A) easements, quasi-easements, licenses, covenants, rights-of-way, rights of re-entry or other similar restrictions, including any other agreements, conditions or restrictions that would be shown by a current title report or other similar report or listing, which do not materially impair the occupancy or use of the real property for the purposes for which it is currently used in connection with the business of the Company or any of its Subsidiaries, (B) any conditions that may be shown by a current survey or physical inspection, which do not materially impair the occupancy or use of the real property for the purposes for which it is currently used in connection with the business of the Company or any of its Subsidiaries, (C) zoning, building, subdivision or other similar requirements or restrictions which are not violated by the current use and operation of the applicable real property (except for any violations that would not materially affect the use and occupancy of any such real property as currently used and occupied) and (D) any and all service contracts and agreements affecting any real property, in each case, which do not impair in any material respect the current use or occupancy of the real property subject thereto, (d) leases, subleases, licenses and occupancy and/or use agreements affecting any real or personal property (or any portion thereof) set forth in any Schedule licenses to the Company or its Subsidiaries arising from the purchase of generally available “off the shelf” or other standard products, (e) Liens to lenders incurred in deposits made in the ordinary course in connection with maintaining bank accounts, (f) deposits or pledges to secure the payment of workers’ compensation, unemployment insurance, social security benefits or obligations arising under similar Laws, or to secure the performance of public or statutory obligations, surety or appeal bonds, and other obligations of a like nature, (g) Liens created by this Agreement or any of the Ancillary Agreements, or in connection with the transactions contemplated hereby by Buyer, and (h) Limited Transfer Liens.

“Person” means an individual, a corporation, a partnership, an association, a limited liability company, a Governmental Entity, a trust or other entity or organization.

“Pre-Closing Tax Period” means (a) any Tax period ending on or prior to the Closing Date and (b) with respect to a Straddle Period, the portion of such period up to and including the Closing Date.

“Product” means any product manufactured or sold by or on behalf of the Company or its Subsidiaries on the date hereof or on the Closing Date.

“Reference Market Value” means the volume-weighted average closing sale price, as published in the Eastern Edition of The Wall Street Journal, of a share of Buyer Common Stock on the NASDAQ Stock Market for the ten (10) consecutive trading day period ending three (3) Business Days prior to the date on which such Reference Market Value is determined.

“Regulatory Authority” means any federal, state, local or foreign Governmental Entity that regulates the sale or manufacturing of drug or biological products or medical devices or otherwise has regulatory authority over the sale or manufacturing of Product by the Company or its Subsidiaries.

“Representative” or “Representatives” means, with respect to a particular Person, any director, member, limited or general partner, equityholder, officer, employee, agent, consultant, advisor or other representative of such Person, including outside legal counsel, accountants and financial advisors.

“Required Financial Information” means all financial and all other information (including historical financial statements and pro forma financial statements and data) regarding the Company and its Subsidiaries described in paragraph 4 of Exhibit B to the Commitment Letter, in the form reasonably necessary to be included in a customary confidential information memorandum (or the analogous provisions in any amendment, restatement, supplement, modification, replacement or substitution thereof); provided that in no event shall the Company or any of its Subsidiaries, or any of their respective officers, employees or directors, be required to prepare any pro forma financial statements.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Special Claims” means any Appraisal Claims, Tax Claims, Excess Parachute Claims, Women’s Health Claims and claims relating to a breach of any Special Representations.

“Special Representations” means any representations or warranties relating to, or made pursuant to Section 3.1 (Organization and Qualification), Section 3.2 (Corporate Authorization), Section 3.3 (Binding Effect), Section 3.4(a) (Regulatory Approvals), Section 3.5(a) (Non-Contravention) (to the extent relating to the Organizational Documents), Section 3.6(a), (b) and (c) (Capitalization; Equity Interests), Section 3.11 (Employee Benefits), Section 3.15 (Taxes) (excluding Section 3.15(l)), Section 3.17 (Finders’ Fees), Section 3.18 (Environmental Compliance), Section 4.1 (Organization and Qualification), Section 4.2 (Merger Sub), Section 4.3 (Capitalization), Section 4.4 (Corporate Authorization), Section 4.5 (Binding Effect), and Section 4.8 (Finders’ Fees) of this Agreement.

“Stockholders Agreement” means the Stockholders Agreement, dated as of September 16, 2013, by and among the Company and the other parties thereto.

“Straddle Period” means a Tax period which includes but does not end on the Closing Date.

“Subsidiary” means with respect to any Person, any corporation, limited liability company, partnership, association, or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other subsidiaries of that Person or a combination thereof or (ii) if a limited liability company, partnership, association, or other business entity (other than a corporation), a majority of partnership or other similar ownership interests thereof having the power to govern or elect members of the applicable governing body of such entity is at the time owned or controlled, directly or indirectly, by that Person or one or more subsidiaries of that Person or a combination thereof; and the term “Subsidiary” with respect to any Person shall include all subsidiaries of each subsidiary of such Person; provided that notwithstanding anything to the contrary herein, in no event shall the Stockholders’ Representative be considered a Subsidiary of the Company for any purpose pursuant to this Agreement or any Ancillary Agreement.

“Target Net Working Capital” means One Million Dollars ($1,000,000).

“Tax Item” means any item of income, gain, loss, deduction or credit, or other attribute that may have the effect of increasing or decreasing any Tax.

“Tax Returns” means any report, return, computation, declaration, claim, claim for refund, or information return or statement with respect to Taxes, including any attachment or schedule thereto and any amendment thereof.

“Taxes” means all federal, state or local and all foreign taxes, including income, gross receipts, branch profits, gains, windfall profits, value added, severance, property, transfer, stamp, documentary, registration, escheat or unclaimed property, production, sales, use, duty, license, excise, franchise, payroll, occupation, employment, withholding or similar taxes, assessments, charges, duties, fees, levies or other governmental charges of any kind whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return) together with any interest, additions or penalties with respect thereto and any interest with respect to such additions or penalties.

“Taxing Authority” means any Governmental Entity responsible for the imposition of any Tax (foreign or domestic).

“Transaction Related Expenses” means, without duplication, the sum of (i) the amount of sale bonuses, change in control bonuses,  retention bonuses or similar bonuses, including but not limited to those change in control bonuses set forth on Schedule D, that are incurred or otherwise become payable by the Company or any of its Subsidiaries upon, and solely by reason of, the consummation of the transactions contemplated by this Agreement, including the Merger; (ii) the amount of any investment banking, accounting, attorney or other professional fees incurred by the Company or any of its Subsidiaries on or prior to Closing with respect to the transactions contemplated by this Agreement; (iii) the amount of any transaction fees incurred by any the Company or any of its Subsidiaries on or prior to Closing in connection with any of the transactions contemplated by this Agreement, including the Merger; (iv) Company Payroll Taxes; (v) 50% of the amount of any Transfer Taxes; and (vi) the maximum amount of severance that would be payable as of the Effective Time (assuming termination of the employment of such employees as of the Effective Time by the Company “without cause”) to any employees of the Company who are primarily engaged in the Women’s Health Business under plans or arrangements adopted or implemented by the Company prior to the Effective Time, plus the maximum amount of severance that would be payable as of the Effective Time (assuming the resignation by such employees as of the Effective Time for “good reason”) to any of the Named Executives under plans or arrangements adopted or implemented by the Company prior to the Effective Time; provided, that for the avoidance of doubt, Transaction Related Expenses shall exclude the amount of the Funded Indebtedness.

“WARN Act” means the Worker Adjustment and Retraining Notification Act.

“Willful Breach” means a material breach that is a consequence of an act or omission undertaken by the breaching party with the actual knowledge that the taking of such act or such omission would, or would be reasonably expected to, cause a breach of this Agreement.  For purposes of this definition of Willful Breach, each of the individuals named in the definition of “Knowledge of the Company” shall be deemed to have actual knowledge of all of the terms and conditions of this Agreement and whether any actions or omissions approved, authorized or permitted by them would constitute a breach of this Agreement.

“Women’s Health Division” means the Women’s Health division of the Company (excluding the patents, trademarks, URLs, and licenses related to the formerly marketed nutritional supplement products of the Company and its Subsidiaries).